     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 2002


                                                      REGISTRATION NO. 333-83698
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                    FIRST HORIZON PHARMACEUTICAL CORPORATION
             (exact name of registrant as specified in its charter)

              DELAWARE                               2834                              58-2004779
  (State or other Jurisdiction of        (Primary Standard Industrial        (I.R.S. Employer Incorporation
   Incorporation or Organization)        Classification Code Number)                    Number)


                                6195 SHILOH ROAD


                              ALPHARETTA, GA 30005

                                 (770) 442-9707
           (Name, address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------

                            MAHENDRA G. SHAH, PH.D.
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                                6195 SHILOH ROAD


                              ALPHARETTA, GA 30005

                           TELEPHONE: (770) 442-9707

           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                             ---------------------

                                   COPIES TO:

                 STEPHEN D. FOX, ESQ.                                  LESLIE E. DAVIS, ESQ.
              ARNALL GOLDEN GREGORY LLP                         HELLER EHRMAN WHITE & MCAULIFFE LLP
               2800 ONE ATLANTIC CENTER                               101 ORCHARD RIDGE DRIVE
              1201 WEST PEACHTREE STREET                                     SUITE 300
                  ATLANTA, GA 30309                                    GAITHERSBURG, MD 20878
                 TEL: (404) 873-8500                                    TEL: (301) 721-6100

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
    If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8, MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


SUBJECT TO COMPLETION, DATED APRIL 17, 2002


PROSPECTUS

(FIRST HORIZON PHARM. LOGO)

6,500,000 SHARES
COMMON STOCK

This is a public offering of common stock of First Horizon Pharmaceutical Corporation. We are offering 6,500,000 shares of our common stock. Our common
stock is traded on the Nasdaq National Market under the symbol "FHRX." On      ,
the last reported sale price of our common stock was           per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE     TOTAL
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to First Horizon

We have granted the underwriters the right to purchase up to 975,000 additional shares of common stock to cover over-allotments.


DEUTSCHE BANK SECURITIES

           BANC OF AMERICA SECURITIES LLC
                          JPMORGAN
                                           THOMAS WEISEL PARTNERS LLC
                                                         LASALLE CAPITAL MARKETS
                                 A Division of ABN AMRO Financial Services, Inc.

The date of this prospectus is           .

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Special Note Regarding Forward-Looking Statements...........   18
Use of Proceeds.............................................   19
Price Range of Common Stock.................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Selected Financial Data.....................................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   32
Management..................................................   49
Principal Stockholders......................................   61
Certain Relationships and Related Transactions..............   62
Description of Capital Stock................................   64
Shares Eligible for Future Sale.............................   67
Underwriting................................................   68
Legal Matters...............................................   70
Experts.....................................................   70
Where You Can Find More Information.........................   71
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                  OUR BUSINESS

     We are a specialty pharmaceutical company that markets and sells brand name prescription products. We focus on the treatment of cardiovascular, obstetrical and gynecological, pediatric and gastroenterological conditions and disorders. Our strategy is to acquire or license pharmaceutical products that other companies do not actively market and that we believe have high sales growth potential, are promotion-sensitive and complement our existing products. In addition, we intend to develop new patentable formulations, use new delivery methods and seek regulatory approval for new indications of existing drugs. We may also acquire businesses with complementary products or development pipelines consistent with our therapeutic focus.

     Large multinational companies dominate the U.S. prescription pharmaceutical market. These companies often divest products which, as a result of consolidation or lack of strategic fit, do not meet the threshold level of sales required for continued marketing and promotion, as these companies continue to focus on drugs with annual sales in excess of $1 billion. In the last four years, we have acquired and licensed products from AstraZeneca UK Limited, Aventis SA, Bayer AG, Elan Corporation, Pfizer Inc., Sanofi-Synthelabo Inc. and Wyeth. Third parties manufacture all of our products.


     Since 1992, we have introduced 17 products. We promote our products through our nationwide sales and marketing force of approximately 210 professionals, targeting high-prescribing cardiologists, obstetricians and gynecologists, pediatricians, gastroenterologists and select primary care physicians. We recently realigned our sales force into three specialty groups to optimize productivity. We now have 68 professionals marketing to primary care physicians and cardiologists, 99 professionals marketing to obstetricians and gynecologists, pediatricians and gastroenterologists and 11 professionals marketing to physicians at teaching hospitals. Prescription growth for our Robinul and Robinul Forte, Tanafed and Ponstel products supports the effectiveness of our promotional strategy, as prescriptions of these products grew 51.9%, 41.9% and 47.0%, respectively, from 2000 to 2001 according to IMS Health's National Prescription Audit Plus data. We also contract with third parties to promote our products in order to target a broader number of physicians.


     Our growth strategy focuses on marketing, acquiring and developing products in the following four therapeutic areas:


     - Cardiology. We recently acquired exclusive U.S. rights to distribute and sell Sular, a prescription product that treats high blood pressure, otherwise known as hypertension, from AstraZeneca and Bayer. In 1999, we acquired marketing rights to Nitrolingual, a product used for the acute relief or prevention of chest pain resulting from heart disease, from Pohl-Boskamp and Aventis. In February 2000, we launched an improved version of Nitrolingual called Nitrolingual Pumpspray. In April 2002, we entered into an agreement with PDI to promote Sular, Nitrolingual Pumpspray and our Robinul products. In September 2001, we entered into a co-promotion agreement with Otsuka America Pharmaceutical, Inc. to increase the number of physicians and territories in which we promote Nitrolingual Pumpspray.


     - Obstetrics and Gynecology. In August 2001, we acquired the Prenate line of prescription prenatal vitamins from Sanofi-Synthelabo. In September 2001, we launched Prenate GT, a gel-coated and improved formulation of Prenate. In connection with the launch, we entered into an agreement with ProtoCall, Inc., or PDI, to promote Prenate GT. We entered into the PDI agreement to increase sales of Prenate GT by expanding the number of physicians we reach with direct selling and sampling efforts. In April 2000, we acquired U.S. rights to market, distribute and sell Ponstel, a product for the relief of mild to moderate pain and pain associated with menstruation, from Pfizer.


     - Pediatrics. In December 2001, we acquired U.S. rights to Furadantin, a urinary tract infection product that is marketed primarily to pediatricians. We have marketed Tanafed, a liquid cold and allergy product, to pediatricians since 1993. In January 2002, we launched Tanafed DM, a line extension of Tanafed that contains a cough suppressant.

     - Gastroenterology. In January 1999, we acquired the gastrointestinal products Robinul and Robinul Forte, which belong to a class of drugs known as anticholinergics that reduce the motion of the gastrointestinal tract, from American Home Products.

                              RECENT DEVELOPMENTS

  Sular

     On March 6, 2002, we acquired certain U.S. rights relating to the antihypertensive prescription medication Sular from AstraZeneca. We also entered into a long-term manufacturing, supply and distribution agreement with Sular's manufacturer, Bayer. Sular is a patented, once-a-day treatment for hypertension that competes in the approximately $16 billion antihypertensives market. Sular had U.S. net sales of $45.9 million in 2001.

     We believe that Sular will complement our cardiovascular franchise because the physicians who prescribe Nitrolingual Pumpspray comprise a large part of the target audience for Sular. In addition, many patients who suffer from acute angina also suffer from hypertension. Based upon the results of clinical studies, we believe that Sular offers advantages over other antihypertensives, including its proven efficacy and safety, its demonstrated ability to provide twenty-four hour blood pressure control and its relative value on a cost per day basis as compared to other branded antihypertensives.

     We believe that Sular has not been actively promoted in the U.S. since 1999. Based on management's experience promoting cardiovascular products and the results of market research we conducted prior to acquiring Sular, we believe that it is promotion-sensitive. We plan to launch Sular in the second quarter of 2002 and have developed a launch plan that includes:


     - Hiring new sales professionals. We recently recruited 50 new sales professionals and district managers to increase our reach to physicians.



     - Contracting with an external sales organization. Similar to our promotional strategy for Nitrolingual Pumpspray and Prenate GT, we recently contracted with PDI to increase the number of physicians we reach with direct selling and sampling efforts.


     - Training our sales professionals. We have developed and will implement a training program to prepare our sales professionals to promote Sular to targeted physicians. We plan to complete the training of sales personnel by the end of the second quarter of this year. Once we have partnered with an external sales organization, we will also provide training support to our alliance sales force.

     - Developing marketing plans. With the assistance of advertising agencies, we are finalizing our key marketing messages for Sular. Once we have completed the marketing strategy, we will produce promotional materials and print advertisements to support our direct sales efforts.

 Furadantin

     In December 2001, we acquired U.S. rights to Furadantin, a urinary tract infection product primarily prescribed by pediatricians, from Dura Pharmaceuticals, Inc., an affiliate of Elan. Furadantin is a product well-suited for treating children because of its liquid suspension form and fruit-flavored taste. We believe that Furadantin fits well within our pediatric franchise and that our sales representatives will be able to cross-promote Furadantin to the physicians to whom we promote Tanafed and Tanafed DM. We launched this product in January 2002. Elan did not actively promote Furadantin and we believe that, with targeted selling efforts, we will be able to increase sales. Furadantin had U.S. net sales of $4.4 million in 2001.

  Prenate

     In August 2001, we acquired Prenate, which has been a market leading line of prescription prenatal vitamins based upon total prescriptions written, from Sanofi-Synthelabo. In September 2001, we introduced Prenate GT, a line extension to Prenate Advance that incorporates a gel-coating applied with a patent protected manufacturing technology. Prenate GT was also reformulated with additional vitamins. We believe that the advantages of Prenate GT include easier swallowing and masked taste and smell. We believe that Prenate fits well within our obstetrical and gynecological franchise, that our sales representatives will be able to cross-promote Prenate to the physicians to whom we promote Ponstel and that, with targeted promotion, we will be able to increase sales of Prenate in the $116.6 million U.S. prenatal vitamin market. The Prenate line had U.S. net sales of $14.8 million in 2001.

                             CORPORATE INFORMATION


     We incorporated in 1992. Our principal office is located at 6195 Shiloh Road, Alpharetta, Georgia 30005 and our telephone number is (770) 442-9707. Our corporate Internet address is www.firsthorizonpharm.com. We do not intend for the information contained on our website to be a part of this prospectus.


     We own or have rights to tradenames and registered trademarks that we use in connection with the sale of our products. We own the U.S. registered trademarks Sular(R), Furadantin(R), Ponstel(R), Tanafed(R), Protuss(R), Mescolor(R), Zoto-HC(R), Zebutal(R) and Defen(R). In addition, we own the U.S. registered trademark Cognex(R) and its international counterparts. Nitrolingual(R), Robinul(R) and TIMERx(R) are registered U.S. trademarks of G. Pohl-Boskamp GmbH & Co., Wyeth and Penwest Pharmaceuticals Co., respectively. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered by
  First Horizon............  6,500,000 shares

Common stock to be
  outstanding after the
  offering.................  34,260,092 shares

Use of proceeds............  Assuming a public offering price of $21.75 per share, we estimate that the net proceeds from the sale of the 6,500,000 shares will be $132.6 million. We intend to apply the net proceeds from the offering and borrowings under a replacement credit facility we intend to obtain if necessary to repay all or a portion of approximately $137.0 million of debt under a senior secured credit facility that we incurred to fund the purchase of Sular. Any proceeds remaining after repayment of such debt will be used for general corporate purposes, including the development of existing and new products, new product acquisitions, and the expansion of our sales and marketing force. We might also use a portion of the net proceeds to acquire complementary businesses. See "Use of Proceeds."

Nasdaq National Market
  symbol...................  FHRX

     The number of shares of our common stock outstanding after the offering is based on shares outstanding as of March 21, 2002. This number of shares does not include:

     - 3,249,736 shares of common stock issuable as of March 21, 2002 upon the exercise of outstanding options granted under our stock plans at a weighted average exercise price of $11.99 per share,

     - 832,070 additional shares of common stock reserved as of March 21, 2002 under our 2000 stock plan and

     - 674,817 shares of common stock reserved for issuance under our employee stock purchase plan as of March 21, 2002.

     The information presented in this prospectus assumes that the underwriters do not exercise their over-allotment option.

     On September 24, 2001, we completed a three-for-two stock split of our common stock effected in the form of a stock dividend to stockholders of record on September 10, 2001. All of the information in this prospectus has been adjusted to reflect the stock split.

                             SUMMARY FINANCIAL DATA

     The following summary historical, pro forma and pro forma as adjusted financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes and pro forma financial information included elsewhere in this prospectus. The pro forma balance sheet data summarized below reflects the pro forma balance sheet data as if we had acquired Sular on December 31, 2001, and the pro forma as adjusted balance sheet data summarized below reflects such pro forma balance sheet data and also reflects the sale of the 6,500,000 shares of common stock we are offering at an assumed public offering price of $21.75 per share after deducting the underwriting discounts and commissions and our estimated offering expenses.

                                                                YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------
                                                     1997      1998      1999      2000     2001(1)
                                                    -------   -------   -------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
OPERATIONS DATA:
Net revenues......................................  $ 5,558   $ 9,252   $18,625   $36,650   $69,290
Operating (loss) income...........................     (288)      269     1,655     4,122    15,704
Net (loss) income.................................  $  (180)  $   136   $   770   $ 2,507   $10,723
                                                    =======   =======   =======   =======   =======
Net (loss) income per common share:
  Basic...........................................  $ (0.02)  $  0.01   $  0.06   $  0.15   $  0.44
                                                    =======   =======   =======   =======   =======
  Diluted.........................................  $ (0.02)  $  0.01   $  0.06   $  0.13   $  0.41
                                                    =======   =======   =======   =======   =======
Weighted average common shares outstanding:
  Basic...........................................   11,365    11,967    12,043    16,612    24,474
  Diluted.........................................   11,365    12,876    13,463    19,106    25,845

------------

(1) We acquired the rights to Prenate and Furadantin in August 2001 and December 2001, respectively. The results of these acquisitions are included in our operating results subsequent to the respective dates of these product acquisitions. In addition, we acquired Sular in March 2002. See "Pro Forma Financial Information" included elsewhere in this prospectus, which presents our results of operations in 2001 on a pro forma basis assuming that each of these products was acquired on January 1, 2001, and also assuming that the proceeds from this offering were received and used as described in "Use of Proceeds" as of January 1, 2001.

                                                                   AS OF DECEMBER 31, 2001
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 53,458   $  3,678     $     --
Working capital.............................................    46,663   (136,076)      (3,477)
Total assets................................................   170,150    309,045      302,737
Total debt..................................................        --    137,000          723
Total stockholders' equity..................................   143,364    143,364      273,333

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

     If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE EXPECT OUR OPERATING RESULTS TO BE SUBSTANTIALLY DEPENDENT UPON OUR RESULTS OF OPERATIONS FROM SULAR, AND ANY FACTOR ADVERSELY AFFECTING SALES OF SULAR COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR SALES AND PROFITS.

     Sales of Sular would have accounted for 35.1% of our total net sales for 2001 on a pro forma basis assuming Sular, Prenate and Furadantin had been acquired on January 1, 2001. Any factor that adversely affects the net revenues or contribution to profits from Sular, including sales decreases, delays in our launch of Sular or integration problems, could materially adversely affect our operating results.

WE MAY HAVE DIFFICULTY MAINTAINING OR INCREASING SALES OF SULAR, PRENATE AND FURADANTIN AND SUCCESSFULLY INTEGRATING THESE PRODUCTS INTO OUR BUSINESS.


     Achieving the benefits of the Sular, Prenate and Furadantin acquisitions will depend on their successful integration into our operations and physician response to our promotional efforts. In addition, there is a risk that declining prescription trends of Sular may be due to factors other than limited promotion and that we may not be able to increase prescriptions through targeted promotion efforts. Due to the size of these acquisitions, we must grow our sales and marketing structure at a very rapid rate to increase or maintain sales levels of these products. In addition, we recently realigned our sales force into three groups having specialized product and physician sales focus. We may not be able to successfully grow and manage our sales force in order to increase or maintain sales levels of these products and integrate these products because of the following risks:


     - diversion of management attention,


     - loss of key sales personnel and


     - failure to implement effective training required to promote the products.

THE COSTS WE MAY INCUR TO SELL OUR NEW PRODUCTS MAY BE DISPROPORTIONATELY HIGH RELATIVE TO THEIR EXPECTED REVENUES.

     There is no assurance that Sular, Prenate and Furadantin will achieve anticipated revenues and contributions to earnings. There is a risk that the costs of integrating these products and the costs that we incur to sell them could be higher than anticipated which could have a material adverse effect on our operating results. Any unanticipated costs related to these acquisitions would decrease our anticipated profits.

THE POTENTIAL GROWTH RATE FOR SULAR MAY BE LIMITED BY SLOWER GROWTH FOR THE CLASS OF DRUGS TO WHICH SULAR BELONGS.

     The growth rate of calcium channel blocker products such as Sular has slowed recently. This reduced growth rate may be due to the following:

     - published studies showing that other classes of drugs treating hypertension have health benefits in addition to controlling blood pressure,

     - the introduction of new classes of drugs treating hypertension and

     - a reduction in the number of companies actively promoting calcium channel blockers and therefore informing the market about them.

     These industry factors could adversely affect our promotion and marketing plans for Sular.

WE HAVE NO EXPERIENCE SELLING SULAR, HAVE ONLY LIMITED EXPERIENCE SELLING FURADANTIN AND THE PRENATE PRODUCTS AND THERE IS NO ESTABLISHED MARKET FOR PRENATE GT.

     We began selling Prenate GT in September 2001, Furadantin in January 2002, and expect to launch Sular in the second quarter of 2002. Our sales force has limited experience selling prenatal vitamins such as Prenate GT and urinary tract infection products such as Furadantin. Our sales force does not have any experience selling products for the treatment of hypertension such as Sular. Prenate GT is a line extension to Prenate Advance and there is no assurance that physicians that prescribe Prenate Advance will prescribe Prenate GT. This lack of experience or non-acceptance may adversely affect our sales and profits.

THE REGULATORY STATUS OF PRENATAL VITAMINS MAY MAKE PRENATE PRODUCTS SUBJECT TO INCREASED COMPETITION.

     The Prenate line of products, which contain folic acid, are sold as a prescription multiple vitamin supplement. These types of prenatal vitamins are typically regulated by the FDA as prescription drugs, but the products are not covered by a new drug application, which would require the submission of safety and efficacy data to the FDA. As a result, competitors may more easily and rapidly introduce products competitive with the Prenate products.

OUR LEVEL OF DEBT COULD REDUCE OUR GROWTH AND PROFITABILITY.

     As of March 21, 2002, we had total outstanding indebtedness of $137.0 million or approximately 49% of our total capitalization under a senior secured credit facility which we used to purchase Sular. Even after this offering, we expect that we may incur additional indebtedness to implement our growth strategy. Significant debt could:

     - limit our operating flexibility as a result of requirements by lenders,

     - require us to use a large portion of our cash flow from operations for debt service payments that could reduce profits and would reduce the availability of our cash flow to fund operations, product acquisitions, the expansion of our sales force and facilities and research and development efforts and

     - limit acquisitions of products or companies due to restrictive covenants under our senior secured credit facility with which we must comply as long as it is in effect.

IF WE ARE UNABLE TO TIMELY AND SUCCESSFULLY COMPLETE THIS OFFERING, WE WILL INCUR ADDITIONAL EXPENSES, MAY BE REQUIRED TO ENTER INTO UNFAVORABLE FINANCING ARRANGEMENTS, AND MAY HAVE INSUFFICIENT LIQUIDITY TO EXECUTE OUR BUSINESS STRATEGY.

     We incurred $137.0 million of debt to fund the purchase of Sular. The terms of this debt require us to pay additional fees of between approximately $800,000 and $2.5 million if we do not retire the $127.0 million term loan portion of such indebtedness by various scheduled dates beginning May 1, 2002. In addition, we are required to raise net proceeds of at least $30.0 million from an equity financing by June 6, 2002 and apply such net proceeds to repay a portion of the term loan or we will be in default under the term loan. We are also required to repay or refinance this $127.0 million term loan by September 6, 2002. We currently do not have sufficient capital resources to repay or a loan commitment to refinance this indebtedness. If we are not able to successfully complete this offering or if this offering does not result in net proceeds which are sufficient to retire the term loan and reduce the indebtedness outstanding under the revolving loan to not more than $5.0 million, we may be required to refinance our indebtedness through equity or debt financings, or a combination of both, on terms which may be unfavorable to us and which may leave us with insufficient liquidity to execute our business strategy. If the net proceeds from this offering together with the proceeds of any other equity or debt financing we may complete are insufficient to retire the term loan and reduce the indebtedness under our revolving loan to not more than $5.0 million concurrently with the retirement of the term loan, we will be in default under the terms of our senior secured credit facility.

OUR GROWTH WILL SUFFER IF WE DO NOT ACQUIRE RIGHTS TO NEW PRODUCTS AND INTEGRATE THEM SUCCESSFULLY.

     We depend on acquisitions of rights to products from others as our primary source for new products. Risks in acquiring new products include the following:

     - we may not be able to locate new products that we find attractive and complementary to our business and

     - the price to acquire or obtain a license for these products may be too costly to justify the acquisition.

     We often face significant competition from other pharmaceutical companies in acquiring rights to products, which makes it more difficult to find attractive products on acceptable terms. We believe that the activities required for product introductions, together with other duties, may cause management to have insufficient time to integrate new products while simultaneously continuing to effectively market existing products. Failure to do this successfully could limit our ability to sell existing and new products.

WE MAY ENCOUNTER PROBLEMS IN THE MANUFACTURE OF OUR PRODUCTS THAT COULD LIMIT OUR ABILITY TO SELL OUR PRODUCTS.

  We depend entirely on third parties to manufacture our products.

     Third parties manufacture all of our products, and we do not currently have manufacturing facilities, personnel or access to raw materials to independently manufacture our products. Except for any contractual rights and remedies which we may have with our manufacturers, we have no control over the availability of our products or their quality or cost to us. We do not maintain alternative manufacturing sources for any of our products, and we may not be able to locate alternative manufacturers on commercially acceptable terms in the event of a manufacturing interruption or termination of an existing manufacturing agreement. We do not currently have business interruption insurance with respect to adverse events that could occur at third-party manufacturers' facilities. Furthermore, due to the patent held on Nitrolingual Pumpspray by our supplier, Pohl-Boskamp, no alternative source for Nitrolingual Pumpspray exists. A third party holds the patents for the manufacturing process for raw materials in Tanafed and Tanafed DM, and we believe that no other source for one of the raw materials in Tanafed DM is currently available. Banner Pharmacaps, Inc. holds the patent for the gel-coating process used in manufacturing Prenate GT. Bayer holds the patents for the manufacturing process and composition of the coat core tablet for Sular. In the event that these suppliers of

Nitrolingual Pumpspray, Tanafed and Tanafed DM, Prenate GT or Sular ceased to supply product to us, there is no assurance that we would be able to locate another manufacturer who would be able to manufacture the products without violating such patents or who could manufacture the products on commercially reasonable terms.

  We may encounter interruptions in our supply of Ponstel.

     Our Ponstel supply agreement with Pfizer expired on March 31, 2001. Pfizer continues to supply Ponstel and its raw material to us under the same terms. Pfizer has encountered difficulties in manufacturing the raw material in Ponstel in the past, and has experienced delays in supplying us with the product. In December 2000, we signed an agreement with another company to manufacture and supply us with Ponstel to be effective upon receiving FDA manufacturing approval. We anticipate that this will occur by the fourth quarter of 2002. After using the raw material which Pfizer is supplying to us, our new manufacturer must locate an alternative supplier, which it has not yet succeeded in locating. There is no assurance that our new manufacturer will receive approval from the FDA to manufacture Ponstel or will be able to locate an alternative raw material supplier. Any delay in implementing replacement manufacturing or locating a raw material supplier for Ponstel would limit our ability to sell it, which could reduce our profitability.

 We may encounter interruptions in our supply of Furadantin.

     Our Furadantin supply agreement expires in May 2003. We may not be able to locate an alternative manufacturer for Furadantin or a supplier of Furadantin's active ingredient by such time. Any delay in implementing replacement manufacturing for Furadantin or its active ingredient would limit our ability to sell it, which could reduce our profitability.

 Our existing supply agreements may prohibit us from entering into potentially more favorable supply relationships with others.

     Our third-party manufacturing agreements for our Sular, Nitrolingual Pumpspray, Robinul, Robinul Forte, Tanafed, Tanafed DM, Zebutal, Protuss, Ponstel and Prenate products require that we purchase all of our product requirements from the manufacturers that are a party to those agreements. This prevents our entering into more advantageous manufacturing agreements with other manufacturers for these products.

PART OF OUR GROWTH STRATEGY IS TO ACQUIRE BUSINESSES, WHICH SUBJECTS US TO ADDITIONAL RISKS.

     An element of our growth strategy is to acquire businesses with products that complement our current products, and we have evaluated and discussed such opportunities with interested parties in the past. In addition to the risks that we face in locating and integrating new product acquisitions, we may face the following risks:

     - we may realize substantial acquisition-related expenses, including the amortization of long-lived assets, which would reduce our net income in future years,

     - we may lose key employees and customers as a result of changes in management and

     - our investigation of potential acquisition candidates may not reveal problems and liabilities associated with the businesses, technologies or products that we acquire.

     In addition, if we conduct acquisitions using convertible debt or equity securities, the increased number of shares could result in lower earnings per share.

WE FACE GENERIC AND OTHER COMPETITION THAT COULD LOWER PRICES AND UNIT SALES.

     Sular competes with products that are generic to other calcium channel blockers. Nitrolingual Pumpspray competes with a generic tablet product. A company recently introduced a product that competes with Prenate and two companies recently introduced products that compete with Tanafed. Our Zebutal capsules, Protuss liquid, Protuss-DM tablets, Protuss-D liquid, Zoto-HC ear drops and Mescolor tablets are not protected by patents and face competition from less expensive products. In addition, competitors could develop generic or other products to compete with our Furadantin, Robinul, Robinul Forte and Ponstel products, which are not protected by patents. Third-party payors can require substitution and pharmacists can substitute generic or other competitive products for our products even if physicians prescribe them. Government agencies, third-party payors and pharmacies often put pressure on patients to purchase generic or other products instead of brand-name products as a way to reduce healthcare costs. An increase in the amount of generic and other competition against any one or more of our products could lower prices and unit sales.

STRONG COMPETITION EXISTS FOR OUR PRODUCTS, AND COMPETITORS HAVE RECENTLY INTRODUCED NEW PRODUCTS AND THERAPIES THAT COULD MAKE OUR PRODUCTS OBSOLETE.

     Our Protuss and Tanafed lines, Zebutal, Defen-LA, Ponstel, Prenate, Sular and Furadantin products compete against products sold over-the-counter or by prescription that in some cases are marketed by larger pharmaceutical companies with greater financial resources for marketing and manufacturing. For example, Pfizer sells a hypertension product called Norvasc which in 2001 had a 36.1% share of the calcium channel blocker market based on prescriptions. Also, based on the regulatory status of our Prenate, Protuss, Tanafed, Zebutal, Defen-LA, Zoto-HC and Mescolor products, barriers to entry for competing products are low, which makes it easier for companies to enter the market. Competitors are developing new products and have developed new surgical procedures to treat angina. Competitors are also developing new products to treat short term pain and have recently developed new pain therapies. These new products and procedures may reduce demand for our products. The high level of competition in our industry could force us to reduce the price at which we sell our products or require us to spend more to market our products.

A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A LARGE PORTION OF OUR SALES AND THE LOSS OF ONE OF THEM, OR CHANGES IN THEIR PURCHASING PATTERNS, COULD RESULT IN REDUCED SALES.

     We sell most of our products to a small number of wholesale drug distributors. For the year ended December 31, 2001, sales to McKesson Corporation, Cardinal Health Inc., AmerisourceBergen Corporation and Bindley Western Industries, a division of Cardinal, represented 21.5%, 21.2%, 20.3% and 18.9%, respectively, of our total sales. The small number of wholesale drug distributors, consolidation in this industry or financial difficulties of these distributors could result in the combination or elimination of warehouses, which could temporarily increase returns of our products or, as a result of distributors reducing inventory levels, delay the purchase of our products.

IF OUR PRODUCTS UNDER DEVELOPMENT FAIL IN CLINICAL STUDIES, IF WE FAIL OR ENCOUNTER DIFFICULTIES IN OBTAINING REGULATORY APPROVAL FOR NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, OR IF OUR DEVELOPMENT AGREEMENTS ARE TERMINATED, WE WILL HAVE EXPENDED SIGNIFICANT RESOURCES FOR NO RETURN.

     We have completed Phase I clinical trials of our migraine headache product under development and filed an IND with the FDA for our excessive salivation product under development. If we cannot obtain FDA approval for these or other products which we may seek to develop in the future, our rate of sales growth may suffer. We do not have the experience or the capability to undertake clinical and other studies to obtain FDA approval for new products or new uses of already-approved products. As a result, we rely on third parties to formulate, develop and manufacture the materials needed for clinical trials for our products under development to treat migraine headache and excessive salivation. We also rely on third parties to conduct clinical trials for us. If our products are not successful in clinical trials or we do not obtain FDA marketing approval, we will have expended significant resources with no return. Our ongoing clinical studies might be delayed or halted for various reasons, including:

     - these products are not shown to be effective,

     - we do not comply with requirements concerning the investigational new drug application requirements or protection of the rights and welfare of human subjects,

     - patients experience unacceptable side effects or die during clinical trials,

     - patients do not enroll in the studies at the rate we expect and

     - product supplies are delayed or are not sufficient to treat the patients in the studies.

     In addition, Penwest Pharmaceuticals Co., the party from whom we license rights to develop a component of our migraine product, can terminate the agreement if we fail to achieve certain scheduled performance milestones, including the completion of clinical trials by April 2002, applying for FDA approval of the product within six months after completing clinical trials and commercially launching the product within two months after obtaining FDA approval. We will not be able to complete clinical trials on our migraine development product by April 2002 which provides Penwest with a basis to terminate our license for a component of our proposed migraine product.

WE OR THIRD PARTIES MAY VIOLATE GOVERNMENT REGULATIONS.

     Many government agencies regulate our business, including the following:

     - the FDA,

     - foreign regulatory authorities,

     - the Drug Enforcement Administration,

     - the Consumer Product Safety Commission,

     - the Occupational Safety and Health Administration,

     - the Centers for Medicare and Medicaid Services,

     - the Environmental Protection Agency and

     - state, local and foreign governments.

     We may incur significant expenses to comply with regulations imposed by these agencies. In addition, all of our third-party manufacturers and product packaging companies are subject to inspection by the FDA and, in appropriate cases, the Drug Enforcement Administration and foreign regulators. From time to time, some of our third-party manufacturers have received warning letters from the FDA concerning noncompliance with manufacturing requirements. If our third-party manufacturers do not comply with FDA regulations in the future, they may not deliver products to us or we may have to recall products. Even if manufacturing deficiencies observed by the FDA do not relate to our products, our third-party manufacturers may be delayed in manufacturing and supplying our products to us in a timely manner until they address their compliance issues with the FDA.

IF THIRD-PARTY PAYORS DO NOT ADEQUATELY REIMBURSE PATIENTS FOR OUR PRODUCTS, DOCTORS MAY NOT PRESCRIBE THEM.

     Because our products are sold by prescription, we depend on third-party payors, such as the government, private healthcare insurers and managed care organizations, to include these products on their lists of products for which third-party payors will reimburse patients. Third-party payors regularly challenge the pricing of medical products and services by substituting cheaper products on their approved lists. Because our Zebutal, Protuss, Zoto, Mescolor, Robinul, Ponstel and Furadantin products are susceptible to generic competition and because of products that compete with Sular, Prenate, Nitrolingual Pumpspray and Ponstel, we face an increased risk of third-party payors substituting these products. If third-party payors remove any of these products from their lists or choose not to pay for our product prescriptions, patients and pharmacies may not continue to choose our products.

WE DEPEND ON HIGHLY TRAINED MANAGEMENT, AND WE MAY NOT BE ABLE TO KEEP CURRENT MANAGEMENT OR HIRE QUALIFIED MANAGEMENT PERSONNEL IN THE FUTURE.

     We currently have a limited number of key regulatory, technical and management personnel. The loss of any of these persons would hurt our ability to develop and market products. If we are able to sustain our rate of growth, we will need to attract new operational and marketing personnel, and we may have difficulty hiring personnel at an acceptable cost.

PRODUCT LIABILITY CLAIMS AND PRODUCT RECALLS COULD LIMIT SALES AND INCREASE
COSTS.

     Side effects could occur from the use of our products. Side effects or marketing or manufacturing problems pertaining to any of our products could result in product liability claims or adverse publicity. The defense of these claims would be expensive, and could result in withdrawal of approval to market the product or recall of the product. These problems often occur with little or no notice in connection with the sale of pharmaceutical products.

WE EXPECT TO REQUIRE ADDITIONAL FUNDING, AND IF WE CANNOT OBTAIN IT, OUR SALES, PROFITS, ACQUISITIONS AND DEVELOPMENT PROJECTS COULD SUFFER.

     After the offering, we expect to need additional funds to acquire or obtain licenses for new products, develop and test new products and potentially to acquire other businesses. We may seek additional funding through public and private financing and may seek to incur debt or to issue shares of our stock either to finance the transaction or as consideration for a transaction. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when we need them or on terms acceptable to us. Insufficient funds could cause us to delay, scale back or abandon some or all of our product acquisitions, licensing opportunities, marketing programs, product development programs, potential business acquisitions and manufacturing opportunities.

COMPETITORS COULD OFFER A PRODUCT COMPETITIVE WITH SULAR.

     A patent addressing the composition of the active ingredient in Sular expired in 1998. Therefore, a competitor could introduce a product competitive with Sular containing its same active ingredient, although Sular remains protected under patents addressing the manufacturing process and composition of its coat core tablet.

IF WE DO NOT SECURE OR ENFORCE PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS, WE COULD ENCOUNTER INCREASED COMPETITION THAT WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We do not hold patent rights covering all of the products we are distributing and do not in some cases have the right to enforce patents our licensors hold. Patent rights do not protect our Prenate and Furadantin products from competition. We obtained exclusive distribution rights in the United States to distribute our Nitrolingual Pumpspray and Tanafed products but have no or only limited rights to enforce the patents relating to these products. We have a license from Penwest Pharmaceuticals Co. to use the patented TIMERx technology in our migraine product under development. Subject to the satisfaction of certain conditions, we obtained exclusive supply rights from the manufacturer holding a manufacturing process patent used for the gel-coating on Prenate GT. We obtained exclusive U.S. distribution rights to Sular from Bayer.

Bayer holds the patents for the manufacturing process and composition of the coat core tablet for Sular. Any exclusivity afforded by any of these patents or rights could cease because we have no rights or only limited rights to enforce patents or to require enforcement actions by the owners of the patents. Proceedings involving our rights in patents or patent applications could result in adverse decisions. In addition, the confidentiality agreements required of our employees and third parties may not provide adequate protection for our trade secrets, know-how and other proprietary information which we rely on to develop and sell our products. If any of our employees or third parties disclose any of our trade secrets or know-how, we could encounter increased competition.

OUR PRODUCTS COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, WHICH COULD REQUIRE US TO PAY LICENSE FEES OR DEFEND LITIGATION THAT WOULD BE EXPENSIVE OR PREVENT US FROM SELLING PRODUCTS.

     The manufacture, use or sale of our products may infringe on the patent, trademark and other intellectual property rights of others. Patent and trademark infringement problems occur frequently in connection with the sale and marketing of pharmaceutical products. If we do not avoid alleged infringement of the intellectual property rights of others, we may need to seek a license to sell our products, defend an infringement action or challenge the validity of the intellectual property in court, all of which could be expensive and time consuming. In addition, if we are found liable for infringing a patent, we may have to stop selling one or more of our products and pay damages.

     Even though most of our product agreements under which we license intellectual property rights from others contain provisions that allow us to recover costs and damages if we have to defend or are found liable for infringing a patent of a third party, the agreement under which we obtained rights to Nitrolingual Pumpspray does not contain these indemnification provisions. It could be very costly if we have to defend the patents or trademarks covering our products, including Nitrolingual Pumpspray, or if we were found liable for infringement.

THE REGULATORY STATUS OF SOME OF OUR PRODUCTS MAKES THESE PRODUCTS SUBJECT TO INCREASED COMPETITION AND OTHER RISKS.

     The regulatory status of our Protuss, Protuss-D, Protuss-DM, Zoto-HC, Tanafed, Tanafed DM, Mescolor and Defen-LA products allows third parties to more easily introduce competitive products, and may make it more difficult for us to sell these products in the future. Currently, an FDA program allows us, in our opinion, to manufacture and market these products and permits others to manufacture and market the same and similar products without submitting safety or efficacy data. These markets are already highly competitive and, except for a license to certain of the raw materials in Tanafed and Tanafed DM, we do not hold rights in patents protecting us against such competitive pressures. This results in increased competition because other companies can enter the market without having to submit safety and efficacy data to sell competing products. On several occasions, the FDA has considered changing the classification of these types of drugs from prescription to over-the-counter use, and a new rule permits sponsors to utilize foreign over-the-counter experience data to establish a product as safe and effective for over-the-counter use in the United States. If the FDA does change the classification, we might have to reformulate these products, submit safety and efficacy data on our products which could be costly, or we might have to discontinue selling these products if the FDA does not approve our marketing application. We could lose third-party reimbursement for these products and face increased competition. We are unable to predict the timing of any of these actions, but they could occur at any given time.

     In addition, the FDA considers these products and our Prenate line of products to be new drugs, but has indicated its intent to exercise enforcement discretion and not pursue regulatory action unless certain conditions occur. If these conditions were to materialize, or the FDA disagreed with our conclusions about the regulatory status of these products, we might be required to submit a new drug application and/or cease marketing until the FDA grants approval to do so. The FDA could also, at any time, promulgate new regulations or policies to require the submission of a new drug application for each of these products.

WE FACE RISKS UNDER ONE OF OUR DEVELOPMENT AGREEMENTS BECAUSE THE OTHER PARTY TO THE AGREEMENT IS A RELATED PARTY.

     John N. Kapoor, Ph.D., who is one of our directors and who is affiliated with our largest stockholder, is trustee of a trust which beneficially owns 50.0% of the common stock of Inpharmakon Corporation, a party to one of our product development agreements. Mahendra G. Shah, Ph.D., our Chairman and Chief Executive Officer, was a director and Chairman of Inpharmakon through the end of 2000. Thus, our development agreement with Inpharmakon was not the result of arm's length negotiations. Generally, directors and officers have a fiduciary duty to manage their company in a manner beneficial to the company and its stockholders. An action based on the corporate opportunities of Inpharmakon may be detrimental to our interests, which may create real or apparent conflicts of interest.

     In the past, the other owner of Inpharmakon has required us to renegotiate some of the terms of our development agreement by seeking to terminate the agreement. We subsequently entered into an amendment to this agreement in which we and Inpharmakon released each other from all previous claims or disputes under the agreement. Conflicts between us and Inpharmakon may develop in the future and may not be resolved in our favor. For example, Inpharmakon has recently alleged that we have breached our development agreement. In addition, Inpharmakon may have the ability to prevent us from entering into new arrangements for our migraine product under development. If Inpharmakon sought to prevent such new arrangements, we could lose our rights to the migraine project. Under some circumstances, if Inpharmakon terminates the agreement, it will have rights to develop and market our migraine product under development using the data and information that we have developed and for which we have expended significant resources.

POHL-BOSKAMP CAN TERMINATE OUR RIGHTS TO NITROLINGUAL PUMPSPRAY.

     Nitrolingual Pumpspray is one of our key products. Pohl-Boskamp can terminate our distribution agreement for Nitrolingual Pumpspray if we do not sell specified quantities of the product each year, if a company with a product competitive with Nitrolingual Pumpspray acquires direct or indirect influence or control over us, or if a significant change in our stockholders occurs so that Kapoor-Pharma Investments and our employees, management and directors, and any of their respective affiliates, do not in the aggregate directly or indirectly beneficially own at least 20.0% of our shares. These provisions could reduce the price some investors might be willing to pay for our shares of common stock, and could delay or prevent a third party from acquiring us.

WE HAVE NO EXPERIENCE SELLING PRODUCTS IN OTHER COUNTRIES.

     In 2001, we entered into agreements for the distribution of Cognex in certain European countries and rely exclusively on our third-party distributors to comply with foreign regulatory requirements. In addition, we recently acquired rights to market, sell and distribute our Robinul products in Canada, but have not yet entered into any agreements with third-parties to sell Robinul in Canada and do not have government approval to sell Robinul in Canada. We have no experience selling products outside the United States, are not familiar with registering or obtaining regulatory approvals outside of the United States and have no international marketing presence or sales force. International sales of Cognex pursuant to our distribution agreements and our sales and marketing plans for Robinul in Canada subject us to other inherent risks, including registration requirements and differing regulatory and industry standards, reduced protection for intellectual property rights in some countries, fluctuations in currency exchange rates and import or export licensing requirements.

THERE IS UNCERTAINTY CONCERNING OUR CONTINUED USE OF ARTHUR ANDERSEN LLP AS OUR OUTSIDE AUDITOR.

     Arthur Andersen LLP is our outside auditor, and we are satisfied with how Arthur Andersen has performed its obligations to us. Due to the recent indictment of Arthur Andersen, there exists uncertainty concerning our continued use of Arthur Andersen as our auditor. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent certified public accountant. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. Our ability to access the capital markets and make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make the required representations to us or if for any other reason Arthur Andersen is unable to perform required audit-related services for us. In such a case, our Audit Committee, which has been monitoring the situation, would promptly seek to engage new independent certified public accountants or take such other actions as may be necessary to enable us to maintain timely financial reporting.


THERE IS UNCERTAINTY CONCERNING STOCKHOLDER APPROVAL TO INCREASE OUR AUTHORIZED COMMON STOCK.


     After the offering, we will have less than 10,000 shares of authorized and unissued common stock after excluding shares reserved under our stock plans. We plan to propose for approval by our stockholders an amendment to our certificate of incorporation to increase the number of our authorized shares of common stock. Approval of the amendment requires the favorable vote of a majority of our outstanding shares of common stock. After the offering and until we obtain such approval, we will be severely limited in our use of common stock to raise capital or complete acquisitions.

                         RISKS RELATED TO THIS OFFERING

AFTER THE OFFERING, EXISTING OFFICERS, DIRECTORS AND OUR PRINCIPAL STOCKHOLDER WILL CONTINUE TO OWN A SUBSTANTIAL BLOCK OF STOCK THAT MAY ALLOW THEM TO ELECT DIRECTORS AND DIRECT THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL.

     After the offering, our officers, directors and our principal stockholder will beneficially own 30.0% of our outstanding common stock. Kapoor-Pharma Investments, L.P. will own 26.8% of our outstanding common stock after the offering. Accordingly, Kapoor-Pharma Investments holds significant control or influence over our policies and acts. John N. Kapoor, Ph.D., one of our directors, is President and sole stockholder of EJ Financial Enterprises, Inc. EJ Financial Enterprises is the managing general partner of Kapoor-Pharma Investments. In addition, a trust of which Dr. Kapoor is trustee is a partner of Kapoor-Pharma Investments.

OUR STOCK PRICE COULD BE VOLATILE AND COULD DECLINE.

     The market prices for securities of drug companies are highly volatile. Various factors, including factors that are not related to our operating performance, may cause significant volume and price fluctuations in the market. The following factors may cause fluctuations in our stock price:

     - fluctuations in operating results,

     - rates of product acceptance,

     - timing or delay of regulatory approvals, including our migraine product under development or our line extension of Robinul to treat symptoms associated with excessive salivation,

     - our third-party manufacturers experience interruptions in the supply of raw materials or encounter regulatory problems,

     - failure to meet financial estimates or expectations of securities analysts and

     - developments in or disputes regarding patent or other proprietary rights.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET AFTER THE OFFERING COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Our stockholders could sell substantial amounts of our common stock in the public market following the offering. As a result, the aggregate number of shares of our common stock available to the public would increase and, consequently, the price of our common stock could fall. We cannot predict the timing or amount of future sales of shares of our stock or the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the prevailing market price of our common stock. Upon completion of the offering, we will have 34,260,092 outstanding shares of common stock, based on our shares outstanding on March 21, 2002, assuming no exercise of options or exercise of the underwriters' over-allotment option. The 6,500,000 shares sold in this offering and 18,118,521 of our outstanding shares on March 21, 2002 will be freely tradeable. This leaves 9,641,571 shares outstanding on March 21, 2002 that will be eligible for sale in the public market after expiration of lock-up agreements ending 90 days after the date of the final prospectus in this offering, subject in some cases to volume and other restrictions for officers, directors and affiliates.

     In addition, 3,249,736 shares are issuable upon the exercise of options outstanding on March 21, 2002. Of these shares, 852,184 will be eligible for sale after expiration of lock-up agreements ending 90 days after the date of the final prospectus in this offering, subject in some cases to restrictions imposed on officers and directors. We have filed a registration statement covering shares of common stock issuable upon exercise of options and other grants under our stock plans. Shares that are issued under the stock plans will be available for sale in the open market, subject in some cases to volume and other restrictions for officers and directors.

     If a large number of shares of our common stock are sold after this offering, or if there is the perception that such sales could occur, the market price of our common stock may decline.

ANTI-TAKEOVER PROVISIONS COULD DISCOURAGE A THIRD PARTY FROM MAKING A TAKEOVER OFFER THAT COULD BE BENEFICIAL TO STOCKHOLDERS.

     Some of the provisions in our restated certificate of incorporation and bylaws and the anti-takeover provisions under Delaware law could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our stockholders. These provisions could also reduce the price that certain investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without these provisions. Our charter documents contain anti-takeover devices including:

     - only one of the three classes of directors is elected each year,

     - stockholders cannot amend our bylaws unless at least two-thirds of the shares entitled to vote approve the amendment,

     - our board of directors can issue shares of preferred stock without stockholder approval under any terms, conditions, rights and preferences that the board determines and

     - stockholders must give advance notice to nominate directors or to submit proposals for consideration at stockholder meetings.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties. Although our forward-looking statements reflect the good faith judgment of our management, these statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements.

     Forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "hopes" "may," "will," "plan," "intends," "estimates," "could," "should," "would," "continue," "seeks," "pro forma" or "anticipates," or other similar words (including their use in the negative), or by discussions of future matters such as the development of new products, technology enhancements, possible changes in legislation and other statements that are not historical. These statements include but are not limited to statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as other sections in this prospectus.


     Such statements include, but are not limited to the following: (i) our ability to acquire or license products, (ii) our ability to develop new formulations, use new delivery methods and seek regulatory approval for new indications of existing drugs, (iii) our ability to acquire other businesses,
(iv) our ability to maintain or increase sales of Sular, Furadantin and Prenate,
(v) the timing and cost of launch plans for Sular, (vi) our ability to increase the promotional reach for Sular, (vii) our ability to implement successful sales force training and marketing plans for Sular, (viii) our ability to increase sales of Sular, Furadantin and Prenate and the effects of the Prenate, Furadantin and Sular acquisitions on our operations and financial statements,
(ix) timely supply to us of Ponstel by our new contract manufacturer, (x) establishment, continuation or termination of third-party manufacturing agreements, (xi) our ability to raise capital, (xii) our ability to obtain regulatory approval for our migraine development product and Robinul line extension, (xiii) the expected cost of development for these products, (xiv) the cost, timing and outcome of regulatory reviews, (xv) our ability to commercialize and sell our products under development, (xvi) status of competitive products, (xvii) our ability to defend and enforce intellectual property rights, (xviii) future amortization and depreciation, research and development, and interest expense, (xix) our ability to satisfy our working capital requirements, (xx) our ability to repay our debt in a timely manner prior to incurring expensive fees and interest, (xxi) the timing of fees and interest due on our debt and (xxii) the adequacy of the current supply of Ponstel.


     You should be aware that the occurrence of any of the events discussed under "Risk Factors" and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that if any of these events occurs, the trading price of our common stock could decline and you could lose all or a part of the value of your shares of our common stock.

     The cautionary statements made in this prospectus are intended to be applicable to all related forward-looking statements wherever they may appear in this prospectus. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                                USE OF PROCEEDS

     Assuming a public offering price of $21.75 per share, our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $132.6 million if we sell 6,500,000 shares of common stock, and $152.6 million if we sell 7,475,000 shares of common stock which assumes the exercise of the underwriters' over-allotment option in full.

     We may elect to reduce the number of shares we will offer provided the proceeds from this offering together with borrowings available to us under any replacement credit facility which we may obtain are adequate to repay in full the indebtedness then outstanding under our senior secured credit facility. For example, assuming a public offering price of $21.75 per share and an offering of 2,600,000 shares plus up to an additional 390,000 shares under the underwriters' over-allotment option, our estimated net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses would be $52.4 million without exercise of the over-allotment option and $60.5 million assuming exercise of the over-allotment option in full.


     We anticipate using the net proceeds from this offering to repay all or a portion of $137.0 million of debt incurred under a senior secured credit facility arranged by Deutsche Bank Securities Inc. consisting of a $127.0 million term loan and a $10.0 million draw against a $25.0 million revolving loan which we used to purchase Sular. If the net proceeds from this offering are insufficient to repay in full the indebtedness then outstanding under our term loan and reduce the balance outstanding under our revolving loan to not more than $5.0 million, we will seek to enter into a replacement credit facility to repay the indebtedness remaining under our senior secured credit facility and to satisfy our other liquidity requirements.


     In the event that the proceeds from this offering exceed the amount of indebtedness then outstanding under our senior secured credit facility, we anticipate using such excess net proceeds to develop existing and new products, fund new product acquisitions and expand our sales and marketing force. We might also use any such excess net proceeds to acquire complementary businesses. We are not currently a party to any agreements to acquire or invest in any new businesses, products or technologies. However, we regularly review opportunities for new acquisitions and investments.

     Borrowings under the term loan bear interest at our option at the base rate in effect from time to time plus an applicable margin, or the Eurodollar rate, plus an applicable margin, and mature in September 2002. Borrowings under the revolving loan bear interest at our option at the base rate in effect from time to time plus an applicable margin, or the Eurodollar rate, plus an applicable margin, and mature in March 2005, provided that, in the event the term loan is not repaid in full from the proceeds of one or more stock offerings or other junior financing, on or prior to the term loan maturity date, then the revolving loan will mature on the same date as the term loan.

     We will retain broad discretion over the use of the net proceeds of this offering, if any remain after repayment of our senior secured credit facility. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our development efforts, technological advances and the competitive environment for our products.

     Pending use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock began trading on the Nasdaq National Market on May 31, 2000. Our trading symbol is "FHRX." The following table lists, for the periods indicated, the high and low sale prices per share for our common stock as reported on the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
2000
  Second Quarter (May 31, 2000 through June 30, 2000).......  $ 7.58   $ 5.33
  Third Quarter.............................................   12.54     6.33
  Fourth Quarter............................................   20.58     9.00

2001
  First Quarter.............................................  $19.42   $11.17
  Second Quarter............................................   21.40    12.75
  Third Quarter.............................................   26.03    19.23
  Fourth Quarter............................................   30.88    21.07

     On September 24, 2001, we completed a three-for-two stock split. The stock split was effected in the form of a stock dividend paid on September 24, 2001 to stockholders of record on September 10, 2001. The high and low sale prices per share of common stock have been retroactively adjusted to reflect the stock split.


     On April 16, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $21.46 per share. As of March 21, 2002, there were approximately 166 holders of record of our common stock.


                                DIVIDEND POLICY

     We have not declared or paid any cash dividends since our inception. We currently intend to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our current credit facility prohibits the payment of any dividends or other distributions on any shares of our stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2001:

     - on an actual basis,

     - on a pro forma basis reflecting the pro forma balance sheet data as if we had acquired Sular on December 31, 2001 and as if we had used $137.0 million of borrowings under our senior secured credit facility and

     - on a pro forma as adjusted basis to reflect such pro forma balance sheet data and also to reflect the sale of 6,500,000 shares of common stock in this offering at an assumed offering price of $21.75 per share, less estimated underwriting discounts and estimated offering expenses, and repayment of $136.3 million of borrowings under the new credit facility.

     The number of shares of common stock to be outstanding after this offering does not include:

     - 3,249,736 shares of common stock issuable as of March 21, 2002 upon the exercise of outstanding options granted under our stock plans at a weighted average exercise price of $11.99 per share,

     - 832,070 additional shares of common stock reserved as of March 21, 2002 under our 2000 stock plan and

     - 674,817 shares of common stock reserved for issuance under our employee stock purchase plan as of March 21, 2002.

     This table should be read in conjunction with our financial statements and the related notes and other financial information included elsewhere in this prospectus, the pro forma financial information included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                   AS OF DECEMBER 31, 2001
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt, including current portion...................  $     --   $137,000     $    723
Stockholders' equity:
  Preferred stock, 1,000,000 shares authorized, no shares
    outstanding, actual and as adjusted.....................        --         --           --
  Common stock, $0.001 par value; 40,000,000 shares
    authorized, 27,626,002 actual shares issued and
    outstanding and 34,126,002 as adjusted shares issued and
    outstanding.............................................        28         28           34
Additional paid-in capital..................................   131,560    131,560      264,153
Deferred compensation.......................................      (557)      (557)        (557)
Accumulated earnings........................................    12,333     12,333        9,703
                                                              --------   --------     --------
         Total stockholders' equity.........................   143,364    143,364      273,333
                                                              --------   --------     --------
         Total capitalization...............................  $143,364   $280,364     $274,056
                                                              ========   ========     ========

                            SELECTED FINANCIAL DATA

     The following selected financial data is qualified by reference to and should be read in conjunction with our financial statements and the related notes and other financial information included elsewhere in this prospectus, the pro forma financial information included elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These results may not be indicative of future results.

                                                                  YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------
                                                        1997     1998     1999      2000     2001(1)
                                                       ------   ------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.........................................  $5,558   $9,252   $18,625   $36,650   $69,290
Cost of revenues.....................................   1,137    1,903     3,140     5,436    10,354
Selling, general and administrative expense..........   4,679    6,790    12,546    24,217    38,689
Depreciation and amortization expense................      30       35       424     1,091     2,724
Research and development expense.....................      --      255       860     1,784     1,819
                                                       ------   ------   -------   -------   -------
Operating (loss) income..............................    (288)     269     1,655     4,122    15,704
  Interest expense...................................      (6)     (13)     (357)     (324)       (4)
  Interest income....................................       3        4        12       348     1,874
  Other..............................................       4       (3)        8        21         4
Benefit (provision) for income taxes.................     107     (121)     (548)   (1,660)   (6,855)
                                                       ------   ------   -------   -------   -------
Net (loss) income....................................  $ (180)  $  136   $   770   $ 2,507   $10,723
                                                       ======   ======   =======   =======   =======
Net (loss) income per share:
  Basic..............................................  $(0.02)  $ 0.01   $  0.06   $  0.15   $  0.44
                                                       ======   ======   =======   =======   =======
  Diluted............................................  $(0.02)  $ 0.01   $  0.06   $  0.13   $  0.41
                                                       ======   ======   =======   =======   =======

------------

(1) We acquired the rights to Prenate and Furadantin in August 2001 and December 2001, respectively. The results of these acquisitions are included in our operating results subsequent to the respective dates of these product acquisitions. In addition, we acquired Sular in March 2002. See "Pro Forma Financial Information" included elsewhere in this prospectus, which presents our results of operations in 2001 on a pro forma basis assuming that each of these products was acquired on January 1, 2001, and also assuming that the proceeds from this offering were received and used as described in "Use of Proceeds" as of January 1, 2001.

                                                                    AS OF DECEMBER 31,
                                                      ----------------------------------------------
                                                       1997     1998     1999      2000       2001
                                                      ------   ------   -------   -------   --------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................  $  245   $  425   $   220   $14,228   $ 53,458
Total assets........................................   1,759    2,933    11,078    50,083    170,150
Total debt..........................................      --      603     3,699       221         --
Total stockholders' equity..........................     814      956     3,616    38,572    143,364

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and related financial data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We are a specialty pharmaceutical company that markets and sells brand name prescription products. We focus on the treatment of cardiovascular, obstetrical and gynecological, pediatric and gastroenterological conditions and disorders. Our strategy is to acquire or license pharmaceutical products that other companies do not actively market and that we believe have high sales growth potential, are promotion-sensitive and complement our existing products. In addition, we intend to develop new patentable formulations, use new delivery methods and seek regulatory approval for new indications of existing drugs. We may also acquire businesses with complementary products or development pipelines consistent with our therapeutic focus.

     Since 1999, we have acquired or licensed products from AstraZeneca, Aventis, Bayer, Elan, Pfizer, Sanofi-Synthelabo and Wyeth. These acquisitions have included the following: Sular, a hypertension product acquired in 2002, Furadantin, a pediatric urinary tract infection product acquired in 2001, the Prenate line of prenatal vitamins acquired in 2001, Ponstel, a product for the treatment of pain and painful menstruation acquired in 2000, Nitrolingual Pumpspray, a product for the treatment of acute angina acquired in 1999, and the Robinul line of products, an adjunctive therapy for the treatment of peptic ulcers, acquired in 1999.

IMPACT OF RECENT ACQUISITIONS

     The following discussion compares our results of operations for the years ended December 31, 2001 and December 31, 2000 as reported in our consolidated financial statements included elsewhere in this prospectus. Our results of operations for 2001 do not include Sular and include Prenate and Furadantin only from August 20, 2001 and December 21, 2001, the respective dates on which we acquired those product lines. The pro forma financial information included elsewhere in this prospectus contains adjustments to our actual results of operations for 2001 to include the actual operating results of such product lines in those portions of 2001 during which we did not own such product lines, as well as certain other adjustments attributable to such acquisitions. As set forth in the following discussion, we believe that our results of operations for 2001 and the pro forma financial information is not indicative of our future operating results due to our expectations concerning the following:


     - increased revenues as a result of acquisitions and our promotional efforts,


     - decreased overall margins as a result of lower margins on Sular,

     - increased selling, general and administrative expense related to promotional efforts for our new products,


     - increased depreciation and amortization expense due to acquisitions,


     - increased interest expense due to the financing of the Sular acquisition with debt and

     - reduced interest income as a result of investing a portion of our cash and cash equivalents in product acquisitions.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

     Net revenues increased $32.6 million, or 89.1%, over the year ended December 31, 2000, to $69.3 million for the year ended December 31, 2001. The increase in sales for the year ended December 31, 2001 was primarily due to increased unit sales of our key products Tanafed, Robinul, Nitrolingual Pumpspray and Ponstel. According to IMS Health's National Prescription Audit Plus data, total prescriptions of Tanafed, Robinul and Robinul Forte and Ponstel increased 41.9%, 51.9% and 47.0%, respectively. While we do not report independent market data on prescriptions of Nitrolingual Pumpspray because we believe such data does not capture prescriptions from some of the non-retail channels, unit sales of Nitrolingual Pumpspray also increased substantially.

     Our operating results for the year ended December 31, 2001 include net sales of Prenate Advance and Prenate GT since August 2001. The year ended December 31, 2001 does not include any net sales of Furadantin or Sular. Prior to our acquisitions of the Prenate line, Furadantin and Sular, the Prenate line had U.S. net sales of $11.0 million for the period of January 1, 2001 through August 20, 2001, Furadantin had U.S. net sales of $4.4 million in calendar year 2001 and Sular had U.S. net sales of $45.9 million in calendar year 2001. We began to sell Nitrolingual Pumpspray in February, 2000 and Ponstel in April, 2000.


     Cost of revenues increased $4.9 million, or 90.5%, to $10.4 million for the year ended December 31, 2001 compared to $5.4 million for the year ended December 31, 2000. Gross margin for the years ended December 31, 2001 and December 31, 2000 was 85.1% and 85.2%, respectively. Gross margin for the year ended 2001 does not include the impact of Furadantin and Sular. Gross margins are expected to decrease as Sular has previously had a lower gross margin than our other products. Sular had a pro forma gross margin of 74.8% in 2001.


     Selling, general and administrative expense increased $14.5 million, or 59.8%, to $38.7 for the year ended December 31, 2001. As a percentage of net revenues, selling, general and administrative expenses were 55.8% in 2001 and 66.1% in 2000, representing our ability to leverage our selling, general and administrative expense over a larger sales base. Selling related expense increased in 2001 due to higher commission, royalty and product sampling expense as a result of increased sales and higher advertising, promotion, consulting and market research reporting costs associated with the launch of Prenate GT in September 2001. Selling expense also increased in 2001 due to additional commissions under our co-promotion agreements with PDI and Otsuka for Prenate GT and Nitrolingual Pumpspray, respectively.


     Selling expense will increase significantly as a result of the acquisitions of Sular and, to a lesser extent, Furadantin. We will incur significant training, sampling, advertising and promotion costs during the launch of these products, especially with respect to Sular during our second quarter of 2002. We also expect to incur increased expense in 2002 as a result of the recent expansion of our sales force by 50 persons and our agreement with PDI regarding the promotion of Sular, Nitrolingual Pumpspray and our Robinul products.



     General and administrative expense increased for the year ended December 31, 2001 due to additions to our management team and support personnel, and higher insurance costs due to increased insurance coverage. Also included in the 2001 expense were one-time charges of approximately $250,000 for severance to a departing officer as well as approximately $300,000 of lease abandonment costs incurred in connection with our move to a new facility. We recently relocated to a 101,120 square foot building which is approximately 75,000 square feet larger than the size of our previous facility. General and administrative expense will increase as a result of the acquisition of Sular due to increases in insurance expense and additional personnel that we recently hired.


     Depreciation and amortization expense increased $1.6 million, or 149.7%, to $2.7 million for the year ended December 31, 2001. This increase resulted from higher amortization expense related to the acquisition of Furadantin on December 21, 2001, the Prenate line on August 20, 2001, Ponstel on April 14, 2000, Cognex on June 22, 2000 and increased depreciation expense for furniture, computer equipment and leasehold improvements at the

Company's corporate headquarters. Amortization expense for the year ended December 31, 2001 does not include a full year of expense for the Prenate line and Furadantin. It also does not include amortization for Sular. Amortization expense will increase significantly in 2002 and beyond due to the amortization of Sular. During early 2002, depreciation expense will increase due to the accelerated write down of leasehold improvements located in our current facility that we plan to vacate during the second quarter of 2002.

     Research and development expense increased $35,000, to $1.8 million for the year ended December 31, 2001 compared to $1.8 million for the year ended December 31, 2000. We continue to incur research and development cost associated with the development of the migraine product and the Robinul line extension. Research and development expense for 2001 does not include expenses related to the Prenate line, Furadantin and Sular. We estimate that our research and development expense through 2003 will be approximately $6.1 million due to continued development work on our proposed migraine product and Robinul line extension, planned reformulations of Prenate GT and other development initiatives.

     Interest expense was $4,000 for the year ended December 31, 2001 compared to $324,000 for the year ended December 31, 2000. At December 31, 2001, we did not have any debt outstanding. In March 2002 as part of the Sular acquisition, we incurred $127.0 million of term debt accruing interest at the Eurodollar rate plus 3.75% and $10.0 million of revolving debt accruing interest at the Eurodollar rate plus 3.25%. While these amounts remain outstanding under this credit facility, we expect our monthly expense under this credit facility to be approximately $640,000. In addition to such interest expense, we have incurred various fees and may incur additional fees in connection with this credit facility which will be recorded as interest expense during the period in which borrowings under this credit facility are expected to remain outstanding. These borrowings are expected to be repaid during the second quarter of 2002. These fees will range between $2.6 million and $5.1 million depending on the timing of the completion of this offering and the retirement of the term loan as more fully described below under "Liquidity and Capital Resources". We expect to use the proceeds from this offering to retire the term loan and reduce the borrowings under the revolver. If we are unsuccessful in concluding this offering or another equity offering to raise funds sufficient to retire the term loan prior to its maturity date (which occurs in September 2002) and reduce the borrowings under our revolver to not more than $5.0 million, we will be required to locate other sources of financing to retire such indebtedness and would expect to incur significant additional fees for such purposes.

     Interest income was $1.9 million for the year ended December 31, 2001 compared to $348,000 for the year ended December 31, 2000. The increase was the result of interest earned on the proceeds of our follow-on offering that we completed in May 2001. We expect our interest income for 2002 to be lower due to our uses of cash for acquisitions completed during 2001 and expected to occur in 2002, and our expected use of most of the proceeds from this offering to retire or reduce the amount of borrowings under our credit facility.

     Income taxes were provided for at a rate of 39.0% in 2001 compared to 39.8% in 2000. The decrease is primarily due to state income tax structuring initiatives.

YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

     Net revenues increased $18.0 million or 96.8%, over the year ended December 31, 1999, to $36.7 million for the year ended December 31, 2000. Sales of continuing products increased $6.3 million or 34.4% to $24.4 million for the year ended December 31, 2000. Sales of a discontinued product were $324,000 for the year ended December 31, 1999. The increase in sales of continuing products was primarily due to higher unit sales of Robinul, Robinul Forte and Tanafed. Sales of Nitrolingual Pumpspray, Ponstel and Cognex, were $12.2 million for the year ended December 31, 2000. We began to sell Nitrolingual Pumpspray on February 1, 2000

(under a license agreement entered into in 1999), Ponstel on April 14, 2000 and Cognex on June 22, 2000.

     Cost of revenues increased $2.3 million or 73.1%, to $5.4 million for the year ended December 31, 2000 compared to $3.1 million for the year ended December 31, 1999. Gross margin for the year ended December 31, 2000 was 85.2% compared to 83.1% for the year ended December 31, 1999. This increase resulted primarily from increased sales of Robinul and Robinul Forte, which have higher margins than our other products, as well as sales of the newly acquired Cognex and Ponstel products, which also have higher margins.

     Selling, general and administrative expense increased $11.7 million, or 93.0%, to $24.2 million for the year ended December 31, 2000. Selling expense increased due to expansion of our sales force, higher commission expense due to increased sales, increased marketing and promotional expense due to promotional campaigns for new products, increased sampling of our products, increased training expense for new and existing sales representatives and other market research activities. Royalty expense increased due to increased sales of Robinul, Robinul Forte and Zebutal and royalties on sales of Nitrolingual Pumpspray and Tanafed. There was no comparable royalty expense on Tanafed sales in 1999.

     General and administrative expense increased due to additions to our management team and support personnel in our corporate office, higher insurance costs due to increased insurance coverage, higher professional fees related to our public reporting requirements, and higher consulting costs.

     Depreciation and amortization expense increased $667,000 or 157.3% to $1.1 million for the year ended December 31, 2000. This increase resulted from higher amortization expense related to the acquisition of Robinul and Robinul Forte in January 1999, Ponstel on April 14, 2000 and Cognex on June 22, 2000, and increased depreciation expense for furniture, computer equipment and leasehold improvements at our corporate headquarters.

     Research and development expense increased $924,000, or 107.4% to $1.8 million for the year ended December 31, 2000. This increase resulted from continued development of FHPC 01, our migraine product under development, and the Robinul line extension. In addition, on May 3, 2000, we amended the payment terms under our Collaboration Agreement with Inpharmakon Corporation relating to the development of FHPC 01. Under the amended terms, we paid a $200,000 fee to Inpharmakon upon completion of our initial public offering.

     Interest expense decreased $33,000, or 9.2%, to $324,000 for the year ended December 31, 2000.

     Interest income was $348,000 for the year ended December 31, 2000 compared to $12,000 for the year ended December 31, 1999. The increase was the result of interest earned on the remaining proceeds from our initial public offering which was completed in May 2000.

     Income taxes were provided for in the amount of $1.7 million at a rate of 39.8% in 2000 compared to $548,000 at a rate of 41.6% in 1999. The decreased rate is primarily due to state income tax structuring initiatives.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity requirements arise from debt service, working capital requirements and funding of acquisitions. We have met these cash requirements through cash from operations, proceeds from our line of credit, borrowings for product acquisitions and the issuance of common stock.

     Our cash and cash equivalents were $220,000, $14.2 million and $53.5 million at December 31, 1999, 2000 and 2001, respectively. Net cash provided by operating activities for the years ended December 31, 1999, 2000 and 2001 was $1.0 million, $3.3 million and $24.0 million, respectively. The sources of cash primarily resulted from net income plus non-cash expense and increased accounts payable and accrued expense, partially offset by increases in accounts receivable and inventories. In 2001, our tax liability was reduced by $8.9 million due to the exercise of non-qualified stock options by employees. Our purchase of inventory impacts our liquidity. During 2002, we expect to invest cash in the purchase of inventory for our recently acquired product lines and expect we will also experience growth in our accounts receivable as we begin to sell these products which are new to us. We believe that our cash on hand, cash we expect to generate from our operations and availability under our revolving credit facility will be sufficient to fund these working capital requirements. While some of our supply agreements contain minimum purchase requirements, these minimum purchase requirements are not material to us as in each case our requirements for inventory substantially exceed such minimum purchase requirements. We expect to use significant cash for operating activities in the future in connection with our development activities. We have estimated that our research and development expenses through 2003 will be approximately $6.1 million due to continued development work on our proposed migraine product and Robinul line extension, planned reformulations of Prenate GT and other development initiatives.

     Net cash used in investing activities for the years ended December 31, 1999, 2000 and 2001 was $4.2 million, $17.1 million and $69.4 million, respectively. In 1999 we purchased the rights to market Robinul and Robinul Forte for $4.0 million in cash with an additional $1.8 million financed by the seller, which we paid off in January 2001. In April 2000, we purchased the rights to market Ponstel for $13.0 million. In June 2000, we purchased the rights to market Cognex for $3.5 million in cash. In August 2001, we purchased the Prenate line from Sanofi-Synthelabo for $51.9 million in cash. In December 2001, we purchased Furadantin and completed a supply agreement from Elan for $16.0 million in cash. In addition, we purchased $186,000, $547,000, and $191,000 of property and equipment in the years ended December 31, 1999, 2000 and 2001, respectively.

     Net cash provided by financing activities for the years ended December 31, 1999, 2000 and 2001 was $3.0 million, $27.8 million and $84.6 million, respectively. During 1999, we borrowed $4.0 million and incurred indebtedness of $1.8 million for the purchase of intangible assets. In 1999, we also made payments of $1.2 million on long-term debt and had a net increase of $197,000 on our revolving line of credit. The primary source of cash in 2000 was from our initial public offering and the exercise of stock options that provided net proceeds of $31.3 million offset by payment on the revolving loan agreement of $800,000 and a net repayment of debt of $2.7 million. For 2001, the source for cash was the Company's follow-on offering and the exercise of stock options by employees that together provided net proceeds of $84.8 million offset by a payment of long-term debt of $221,000.

     In January 1999, we borrowed $2.4 million under a term loan with LaSalle Bank. The term loan bore an interest rate at our choice of either the bank's prime rate or LIBOR plus 2%. On April 14, 2000, the credit facility was further amended to include bridge financing of up to $13.0 million to finance product acquisitions. On April 14, 2000, we borrowed $9.5 million under this bridge loan for the purchase of Ponstel. Borrowings under the bridge loan bore interest at our choice of the bank's prime rate or LIBOR plus 1.5%. On June 5, 2000, the outstanding balance under this term loan and bridge loan were paid with proceeds from our initial public offering. On April 14, 2000, we issued a promissory note to Pfizer evidencing $3.5 million of the purchase price of Ponstel. This promissory note was interest free. We paid this promissory note in full with proceeds from the initial public offering.


     On March 5, 2002, we entered into a credit agreement for a senior secured credit facility arranged by Deutsche Bank Securities Inc. for $152.0 million consisting of a $127.0 million term loan and a $25.0 million revolving loan to fund the purchase of Sular and our working capital requirements. Borrowings under the term loan bear interest at our option at the base rate in effect from time to time plus an applicable margin or the Eurodollar rate, plus an applicable margin. The actual interest rate on the term loan approximates 5.66% based on current

Eurodollar rates. The term loan matures in September 2002. We are required to apply our net proceeds from any equity or debt financing, sale of assets and certain other events to repayment of the term loan. Borrowings under the revolving loan bear interest at our option at the base rate in effect from time to time plus an applicable margin or the Eurodollar rate, plus an applicable margin. The actual interest rate on the revolving loan approximates 5.16% based on current Eurodollar rates. The revolving loan matures in March 2005, provided that, in the event the term loan is not repaid in full from the proceeds of one or more stock offerings or other junior financing, on or prior to the term loan maturity date, then the revolving loan will mature on the same date as the term loan. We intend to retire the term loan and reduce borrowings under the revolving line with the proceeds from this offering. We are required to reduce our borrowings under the revolving loan facility to not more than $5.0 million concurrently with our retirement of the term loan. However, we may thereafter draw the funds under the revolving facility in accordance with its terms.

     In addition to the interest described above, our interest expense while the credit facility is outstanding will include the amortization, over the expected life of the facility, of approximately $2.5 million of financing fees, $1.2 million of which was paid in connection with our entering into the definitive agreement to acquire Sular and $1.3 million which we paid at the time of our acquisition of Sular. In addition, if we are unable to retire the term loan facility prior to certain dates specified in the loan commitment, we will be required to pay additional fees ranging from approximately $800,000 if such term loan has not been retired by May 1, 2002 to an aggregate of approximately $2.5 million if such term loan facility has not been retired by August 6, 2002. Other fees payable by us under such credit facility include an annual administrative fee of $100,000, a commitment fee of 0.75% per annum of the total facility from January 28, 2002 until March 6, 2002 and a fee of 0.75% (0.50% after retirement of the term loan) of the unused portion of the revolving loan facility.

     This credit facility contains various restrictive covenants, including covenants relative to maintaining financial ratios and earnings, limitations on acquisitions, dispositions and capital expenditures, limitations on incurring additional indebtedness and a prohibition on payment of dividends and other payments on our common stock. In addition, we are required to raise net proceeds of at least $30.0 million from an equity financing by June 2002 and apply such net proceeds to repayment of the term loan.

     We intend to use the net proceeds from this offering to retire the term loan and reduce the outstanding balance under our revolving loan to not more than $5.0 million. Assuming we do not use our existing cash to repay any of these borrowings, we estimate that this will require net proceeds of not less than $132.0 million to retire the $127.0 million of indebtedness outstanding under the term loan and repay $5.0 million of the $10.0 million indebtedness outstanding under the revolving loan. To the extent we draw additional funds under the revolving loan to satisfy our liquidity requirements pending completion of this offering, we will be required to raise additional funds to comply with the requirements of our senior secured credit facility.

     Assuming that we are able to successfully complete this offering and raise net proceeds sufficient to retire the term loan and reduce the indebtedness outstanding under the revolving loan to not more than $5.0 million, management believes that our cash and cash equivalents, cash to be generated from operations and the revolving credit facility under our senior secured credit facility will be adequate to fund our current working capital requirements for at least the next 12 months. However, in the event that we make significant acquisitions in the future, we may be required to raise additional funds through additional borrowings or the issuance of debt or equity securities.

     If we are unable to successfully complete this offering and raise net proceeds sufficient to retire the term loan and reduce the indebtedness outstanding under the revolving loan to not more than $5.0 million, we will be required to locate other means to repay or refinance the indebtedness then outstanding under our senior secured credit facility. We do not currently have a commitment or other means to repay or refinance such facility and we can provide no assurances that we will be able to refinance or repay such facility on acceptable terms, if at all.

INFLATION

     We have experienced only moderate price increases under our agreements with third-party manufacturers as a result of raw material and labor price increases. We have generally passed these price increases along to our customers.

SEASONALITY

     Although our business is generally non-seasonal, sales of certain products, such as cough and cold products, increase slightly between October and March due to the cold and flu season. We expect the impact of seasonality to decrease as we acquire or obtain licenses for products that treat chronic conditions. However, we anticipate that the seasonality may continue to affect sales for the foreseeable future.

CRITICAL ACCOUNTING POLICIES

     We view our critical accounting policies to be those policies which are very important to the portrayal of our financial condition and results of operations, and require management's most difficult, complex or subjective judgments. The circumstances that make these judgments difficult or complex relate to the need for management to make estimates about the effect of matters that are inherently uncertain. We believe our critical accounting policies to be as follows:

     - Allowance for doubtful accounts. We are required to estimate the level of accounts receivable recorded in our balance sheet which will ultimately not be paid. Among other things, this assessment requires analysis of the financial strength of our customers, which can be highly subjective, particularly in the recent difficult general economic environment. Our policy is to estimate bad debt expense based on prior experience supplemented by a periodic customer specific review when needed.

     - Sales deductions. We provide volume rebates, contractual price reductions with drug wholesalers and insurance companies, and certain other sales related deductions on a regular basis. The exact level of these deductions is not always immediately known and thus we must record an estimate at the time of sale. Our estimates are based on historical experience with similar programs, and since we have a relatively small customer base, customer specific historical experience is often useful in determining the estimated level of deductions expected to be refunded to our customers when sales incentives are offered.

     - Product returns. In the pharmaceutical industry, customers are normally granted the right to return product for a refund if the product has not been used prior to its expiration date, which is typically two to three years from the date of manufacture. Management is required to estimate the level of sales which will ultimately be returned pursuant to our return policy, and record a related reserve at the time of sale. These amounts are deducted from our gross sales to determine our net revenues. Our estimates take into consideration historical returns of a given product, all of which have been on the market for many years, product specific information provided by our customers and information obtained from independent sources regarding the levels of inventory being held by our customers, as well as overall purchasing patterns by our customers.

     - Intangible assets. When we acquire the rights to manufacture and sell a product, we record the cash purchase price, along with the value of the product related liabilities we assume, as intangible assets. We use the assistance of valuation experts to help us allocate the purchase price to the fair value of the various intangible assets we have acquired. Then, we must estimate the economic useful life of each of these intangible assets in order to amortize their cost as an expense in our statement of operations over the estimated economic useful life of the related asset. The factors that drive the actual economic useful life of a pharmaceutical product are inherently uncertain, and include patent protection, physician loyalty and prescribing patterns, competition by products prescribed for similar indications, future introductions of competing products not yet FDA approved, the impact of promotional efforts and many other issues. We use all of these factors in initially estimating the economic useful lives of our products, and we also continuously monitor these factors for indications of appropriate revisions. See also "Recent Accounting Pronouncements" where we discuss the adoption of SFAS No. 142 in 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations". SFAS No. 141 eliminates the pooling-of-interest method of accounting for business combinations. SFAS No. 141 is effective for any business combination completed after June 30, 2001. Management believes that the application of the provisions of SFAS No. 141 will not have a material impact on our financial position or results of operations.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also establishes a new method of testing goodwill and other intangible assets for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of that goodwill or other intangible asset below its carrying value. The amortization provisions of SFAS No. 142 apply to goodwill and other intangible assets acquired after June 30, 2001. Management believes that the application of the provisions of SFAS No. 142 will not have a material impact on our financial condition or results of operations.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for financial periods after January 1, 2002. Management believes that the application of the provisions of SFAS No. 144 will not have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     Our operating results and cash flows are subject to fluctuations from changes in foreign currency exchange rates and interest rates. Our purchases of Nitrolingual Pumpspray under our agreement with Pohl-Boskamp are made in Euros. Our purchases of Sular product inventory from Bayer will be made in Euros. In addition, sales of Cognex are recognized in the foreign currencies of the respective European countries in which it is sold. While the effect of foreign currency translations has not been material to our results of operations to date, currency translations on export sales or import purchases could be adversely affected in the future by the relationship of the U.S. dollar with foreign currencies.


     In connection with borrowings incurred under the senior secured credit facility arranged by Deutsche Bank Securities Inc., we will experience market risk with respect to changes in the general level of the interest rates and its effect upon our interest expense. Borrowings under this facility bear interest at variable rates. Because such rates are variable, an increase in interest rates will result in additional interest expense and a reduction in interest rates will result in reduced interest expense. Accordingly, our present exposure to interest rate fluctuations is primarily dependent on rate changes that may occur while the senior secured credit facility is outstanding.

                                    BUSINESS

OVERVIEW

     We are a specialty pharmaceutical company that markets and sells brand name prescription products. We acquire, market and sell products that larger pharmaceutical companies have not actively promoted. In addition, we intend to develop new patentable formulations, use new delivery methods and seek regulatory approval for new indications of existing drugs. We focus our efforts on products that treat cardiovascular, obstetrical and gynecological, pediatric and gastroenterological conditions and disorders.


     Since 1992, we have acquired or licensed 17 products, including products from AstraZeneca, Aventis, Bayer, Elan, Pfizer, Sanofi-Synthelabo and Wyeth within the last four years. We promote our products through approximately 210 sales and marketing professionals, which we recently realigned into three product groups to optimize productivity. We also contract with third parties to promote our products in order to target a broader number of physicians.


FIRST HORIZON STRATEGY

     We believe that our ability to market, acquire and develop brand name prescription products uniquely positions us to continue to grow. The key elements of our strategy include:


     - Increase product sales through targeted promotion. We seek to increase sales by promoting our products to physicians through our nationwide sales and marketing force. We also contract with third parties to promote our products in order to target a broader number of physicians. We recently entered into promotion agreements for our Sular, Nitrolingual Pumpspray, Prenate and Robinul products in order to expand our targeted promotion efforts. We also use direct mail and telemarketing to promote our products. As a result of our promotional efforts, prescriptions of our Robinul and Robinul Forte, Tanafed and Ponstel products have grown 51.9%, 41.9% and 47.0%, respectively, from 2000 to 2001 according to IMS Health's National Prescription Audit Plus data.


     - Acquire brand name prescription products. We seek to acquire rights to brand name pharmaceutical products that we believe are promotion sensitive, complement our areas of therapeutic focus and have the potential to leverage our sales infrastructure. In connection with our acquisition of products, we also consider barriers to entry for competitive products including patent protection, complexity of manufacturing processes and patient and physician loyalty. Over the last four years, we have acquired or licensed nine products.

     - Develop proprietary products and line extensions. We seek to reduce the costs and risks of development by focusing on drugs that the FDA has already approved. We plan to develop and launch products, including line extensions of our current products, using patent-protected delivery systems or formulations that offer market differentiation and the potential for market exclusivity. Our current development pipeline includes a line extension to Robinul to treat excessive salivation and the development of a product to treat migraine headaches.

     - Acquire businesses with products and development pipelines complementary to ours. We regularly review opportunities to acquire businesses that sell products or have products under development that complement our areas of therapeutic focus.

PRODUCTS

     Most of our products treat recurring or chronic conditions or disorders which result in repeat use over an extended period of time and generate consistent revenue streams. Our key products include:

                                         YEAR OF THE
                                          COMPANY'S
PRODUCT                                  INTRODUCTION   PRODUCT USE
-------                                  ------------   -----------
Cardiology:
  Sular................................      2002*      Hypertension
  Nitrolingual Pumpspray...............      2000       Acute angina
Obstetrics and Gynecology:
  Prenate and Prenate GT...............      2001       Prescription prenatal vitamins
  Ponstel..............................      2000       Pain and painful menstruation
Pediatrics:
  Furadantin...........................      2002       Urinary tract infections
  Tanafed DM...........................      2002       Allergy and cold with cough
  Tanafed Suspension...................      1993       Allergy and cold
Gastroenterology:
  Robinul and Robinul Forte............      1999       Adjunctive therapy for peptic ulcer

------------

* Scheduled for second quarter 2002.

  Sular

     We recently acquired certain U.S. rights relating to the antihypertensive prescription medication Sular from AstraZeneca. We also entered into a long-term manufacturing, supply and distribution agreement with Sular's manufacturer, Bayer. Sular is a patented, once-a-day treatment for hypertension that competes in the approximately $16 billion antihypertensives market. Sular had U.S. sales of $45.9 million in 2001.

     Prior to the acquisition of Sular, our cardiovascular product offering was limited to Nitrolingual Pumpspray, a product for the treatment of acute angina. We believe that Sular will complement our cardiovascular franchise because the physicians who prescribe Nitrolingual Pumpspray comprise a large part of the target audience for Sular. In addition, many patients who suffer from acute angina also suffer from hypertension. We believe that Sular offers advantages over other antihypertensives based upon its proven efficacy and safety, its demonstrated ability to provide twenty-four hour blood pressure control and its relative value on a cost per day basis as compared to other branded antihypertensives.

     Nisoldipine, the active ingredient in Sular, belongs to a group of medicines called calcium channel blockers. Calcium channel blockers prevent calcium from entering certain types of muscle cells. Because the muscle cells need calcium to contract, calcium channel blockers prevent the cells from contracting and cause them to relax. Nisoldipine selectively relaxes the muscles of small arteries causing them to dilate but has little or no effect on muscles or the veins of the heart.

     We believe that Sular has not been actively promoted in the U.S. since 1999. Based on management's experience promoting cardiovascular products and the results of market research we conducted, we believe that it is promotion-sensitive. We plan to launch Sular in the second quarter of 2002 and have developed a launch plan that includes:


     - our recent hiring of 50 new sales professionals and district managers,



     - our contract with PDI to increase the number of physicians we reach with direct selling and sampling efforts,

     - training our sales professionals and

     - developing marketing plans.

     Sular was developed and patented by Bayer and was approved by the FDA in 1995. In 1996, Bayer granted to Zeneca Limited, a predecessor entity to AstraZeneca, the exclusive right to market, distribute and sell products containing nisoldipine, Sular's active ingredient, in the U.S. As part of this transaction, Bayer has granted to us an exclusive ten-year license to its patents and other intellectual property for the sale of Sular in the United States. Bayer has also agreed to supply us with Sular during the term of this license. Sular is protected by Bayer's patent covering the composition of its coat core tablet that expires in June 2008 and its patent covering the Sular manufacturing process that expires in 2004.

  Nitrolingual Pumpspray

     In February 2000, we began marketing Nitrolingual Pumpspray for which we acquired exclusive distribution rights in the United States from Pohl-Boskamp. Nitrolingual Pumpspray is an oral spray of nitroglycerin used for the acute relief or prevention of chest pain associated with angina pectoris that results from heart disease. Pohl-Boskamp holds a patent that was issued in 1993 on the formulation of Nitrolingual that we license. According to the American Heart Association, about 6.2 million Americans suffer from angina pectoris.

     The primary competitor to Nitrolingual Pumpspray is nitroglycerin, which is generally prescribed in tablet form. Unlike tablets, which begin to lose their potency immediately upon opening the bottle, Nitrolingual Pumpspray maintains its potency for two years. Further, studies have shown that Nitrolingual Pumpspray provides for more rapid absorption than the tablets. Each metered dose of Nitrolingual Pumpspray provides for consistent delivery of nitroglycerin. Also, unlike the tablets, Nitrolingual Pumpspray requires no special storage or handling to maintain its potency.

  Prenate Advance and Prenate GT

     In August 2001, we acquired the Prenate line of products from Sanofi-Synthelabo, including Prenate GT, which is a line extension to Prenate Advance that is manufactured using a gel-coating applied with a patent protected manufacturing technology. Prenate GT was also reformulated to include additional vitamins. Prescription prenatal vitamins are generally recommended before, during and after pregnancy so that the mother and the fetus receive adequate amounts of essential vitamins and minerals. The Prenate line has been a market leader of prescription prenatal vitamins based upon total prescriptions written. We believe that the advantages of Prenate GT include easier swallowing and masked taste and smell.

  Ponstel

     In April 2000, we acquired exclusive U.S. rights to market, distribute and sell Ponstel from Pfizer. Ponstel is used for the relief of mild to moderate pain for patients 14 years of age and older if therapy will be for less than one week and for primary dysmenorrhea, which is pain associated with menstruation. One class of frequently prescribed pain relievers is nonsteroidal anti-inflammatory drugs, or NSAIDs. Ponstel is a well known NSAID for treating dysmenorrhea and we believe that its advantages are its non-addictive qualities, low stomach-related side effects and efficacy. Primary dysmenorrhea is one of the most frequently encountered gynecological complaints and affects as many as half of postpubescent females.

  Furadantin

     In December 2001, we acquired U.S. rights to Furadantin from Elan. Furadantin is indicated for the treatment of urinary tract infections and is prescribed primarily by pediatricians. We launched Furadantin in January 2002. We believe that Furadantin will complement our Tanafed products which are also primarily prescribed by pediatricians. Furadantin is a product well-suited for children because it is formulated in liquid suspension form and has a fruit-flavored taste. Furadantin contains nitrofurantoin, which has no known bacterial resistance and is not known to cause allergic side effects that are well documented with other antibiotics.

  Tanafed and Tanafed DM

     Tanafed is a liquid cold and allergy product marketed to pediatricians. We believe that pediatricians prescribe Tanafed because it is effective and children prefer its taste. We introduced Tanafed DM, a line extension of Tanafed containing a cough suppressant, in January 2002.

  Robinul and Robinul Forte

     In January 1999, we acquired exclusive U.S. rights to Robinul and Robinul Forte, which is a higher-strength dosage of Robinul, from Wyeth. Both Robinul and Robinul Forte belong to a class of drugs known as anticholinergics that reduce the motion of the gastrointestinal tract and decrease stomach secretions. The FDA has approved both products for use as a therapy in conjunction with other therapeutics in the treatment of peptic ulcers. Compared to other anticholinergics, the Robinul product line has an overall better side effect profile and is longer acting, thereby requiring fewer doses. We are currently developing a line extension and will seek regulatory approval to use the active ingredient in Robinul to treat symptoms associated with the excessive production of saliva. Industry sources estimate that the U.S. market for anticholinergics was $130 million in 1999.

  Other Products

     In June 2000, we acquired world-wide rights to market, distribute and sell Cognex, as well as rights to a new unapproved controlled release version of Cognex called Cognex CR, from Pfizer. Cognex is used for the treatment of mild to moderate dementia associated with Alzheimer's disease. Alzheimer's disease is a progressive, degenerative disease that attacks the brain and results in impaired memory, thinking and behavior. According to the Alzheimer's Association, approximately four million Americans have Alzheimer's disease. Cognex is one of only four FDA-approved drug treatments for mild to moderate dementia associated with Alzheimer's disease.

     In addition to Tanafed and Tanafed DM, our other products for the treatment of cough, cold and allergy are Defen-LA tablets, Mescolor tablets and the Protuss product line, which includes Protuss liquid, Protuss DM tablets and Protuss-D Liquid.

     We sell Zoto-HC ear drops for the treatment of swimmer's ear infections and Zebutal capsules for the treatment of tension headaches. A study has shown that approximately nine out of ten people have at least one headache in any given year. Headaches account for approximately 18 million outpatient visits annually to hospitals and healthcare clinics.

REGULATORY CLASSIFICATION

     The FDA approved Sular, Furadantin, Cognex, Ponstel, Nitrolingual Pumpspray, Robinul and Robinul Forte based on new drug application submissions. The FDA also approved an abbreviated new drug application for Zebutal. Prenate is a prescription vitamin and does not have an approved new drug application. However, the FDA has not requested a new drug application on the Prenate line of products because of their long marketing history. We believe our other products are classified by the FDA as drugs that may be marketed without submitting safety and efficacy data at this time because of safety data submitted to the FDA at an earlier time.

PRODUCT DEVELOPMENT

     We seek to maximize the value of drugs by developing new patentable formulations, using new delivery methods and seeking regulatory approval for new indications. Through the use of these distinct formulations and patent-protected delivery systems, we plan to create a marketing advantage over competing drugs. Some of these development projects include line extensions which allow us to extend the life cycles of our products. We expect the strength of extensive literature-based clinical data on the active ingredients in our products under development, current acceptance and usage of the active ingredients in these products by healthcare professionals and the safety profile of the active ingredients in approved products will reduce development costs and risks associated with FDA approval.

     We generally seek to contract third parties to formulate, develop and manufacture materials needed for clinical trials and to perform scale-up work. We select third-party contractors that we believe have the capability to commercially manufacture the products. By selecting qualified third parties capable of both developing formulations and providing full-scale manufacturing services, we believe we will be able to shorten development and scale-up times necessary for production. The key advantage to this approach is that the third-party contractor will have the equipment, operational parameters and validated testing procedures already in place for the commercial manufacture of our products. Our management team has experience in selecting and managing activities of third-party contract companies.

  Migraine Product (FHPC 01)

     We are developing a proprietary formulation of a product named FHPC 01 for the treatment of migraine headaches, which contains an active ingredient that is currently approved by the FDA for other indications. We have entered into a development agreement with Penwest Pharmaceuticals Co. to develop the product using Penwest's patented TIMERx controlled-release technology. Penwest has also granted us the right to reference their drug master file as necessary for us to submit a new drug application for this product. A drug master file is a submission to the FDA, often in support of a new drug application, that companies may use to provide confidential, detailed information to the FDA about facilities, processes or articles used in the manufacturing, processing, packaging and storing of one or more human drugs without disclosure to third parties. We have developed a once a day formulation for this product and we filed an investigational new drug application for this product on February 17, 2000 which has been accepted by the FDA. We have engaged Parexel International to conduct clinical trials for this product. We have completed a Phase I clinical trial for this product. The National Institute of Health estimates that 28 million Americans suffer from migraine headaches. Of these, approximately half suffer from migraines that are moderately to severely disabling. We encounter risks in connection with our proposed development of our FHPC 01 product which are described under "Risk Factors."

  Excessive Salivation Product (FHPC 02)

     We are developing a product named FHPC 02 for the treatment of the symptoms associated with the excessive production of saliva primarily in children. This product will be a line extension of our Robinul products. We have entered into an agreement with Mikart to develop a new dosage form and to manufacture the product. On December 29, 2000, we filed an investigational new drug application for this product which has been accepted by the FDA. Excessive salivation, also known as sialorrhea, occurs primarily in patients suffering from cerebral palsy and other neurodevelopmental diseases.

SALES AND MARKETING


     To maximize the effectiveness of our selling efforts, our sales force targets select specialty physicians and high-prescribing primary care physicians. Our sales force seeks to develop close relationships with these physicians and respond to their needs. During 2001, we expanded our sales and marketing force from approximately 150 to approximately 160 professionals nationwide and in 2002 we have increased our sales and marketing force by an additional 50 professionals to approximately 210. We recently realigned our sales force into three specialty groups to optimize productivity. The first specialty group markets Sular, Nitrolingual Pumpspray, Prenate GT and Furadantin to physicians at teaching hospitals. The second specialty group markets Sular, Nitrolingual Pumpspray and our Robinul products to primary care physicians and cardiologists. The third specialty group markets our Prenate GT, Ponstel, Tanafed, Furadantin and Robinul products to obstetricians and gynecologists, pediatricians and gastroenterologists. In April 2002, we entered into an agreement with PDI to promote Sular, Nitrolingual Pumpspray and our Robinul products. In September 2001, we entered into a co-promotion agreement with Otsuka to co-promote our Nitrolingual Pumpspray product and a separate agreement with PDI to promote Prenate GT.


     We sell our products to pharmaceutical wholesalers (who in turn distribute to pharmacies), chain drug stores, other retail merchandisers and, on a limited basis, directly to pharmacies. For the year ended December 31, 2001, sales to our top four pharmaceutical wholesalers accounted for over 81.9% of all of our sales. The following wholesalers each accounted for 10.0% or more of all of our sales: McKesson Corporation (21.5%), Cardinal Health, Inc. (21.2%), AmerisourceBergen (20.3%) and Bindley Western Industries, a division of Cardinal (18.9%).

     We have a group of sales professionals that focuses exclusively on building relationships with managed-care organizations that can be leveraged across markets. We continue to strengthen this group to gain access to formularies and develop long-term working relationships with managed care organizations.

     For the years ended December 31, 1999, 2000 and 2001, Nitrolingual Pumpspray accounted for 0.7%, 24.5% and 19.3%, respectively, of our total sales. For the years ended 1999, 2000 and 2001, Robinul and Robinul Forte accounted for 26.1%, 20.0% and 18.1%, respectively, of our total sales. In 1999, 2000 and 2001, the Tanafed line accounted for 24.2%, 22.3% and 28.5%, respectively, of our total sales.

     Although our business is generally non-seasonal, sales of certain products, such as cough and cold products, increase slightly between October and March due to the cold and flu season. We expect the impact of seasonality to decrease as we acquire or obtain licenses for products that treat chronic conditions. However, we anticipate that the seasonality may continue to affect sales for the foreseeable future.

THIRD-PARTY AGREEMENTS

  Sular

     In March 2002, we acquired exclusive U.S. rights to distribute and sell Sular from AstraZeneca and Bayer. The purchase price under our asset purchase agreement with AstraZeneca was $155.0 million plus the assumption of certain liabilities, subject to post-closing adjustments. Under the asset purchase agreement, we acquired the regulatory approval to sell Sular in the United States, current inventory, certain intellectual property, marketing materials for the promotion, advertising and marketing of Sular in the United States, study materials relating to clinical studies of Sular, and certain of AstraZeneca's contracts relating to the marketing, sale and distribution of Sular. We must pay AstraZeneca up to an additional

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$20.0 million upon achievement of certain sales milestones before the third anniversary date of the closing of the transaction.

     We also purchased from Bayer the U.S. trademark for Sular for $20.0 million. We entered into a ten year agreement with Bayer, which appoints us as the exclusive party to sell and distribute Sular in the United States, provides us with the rights to sell Sular under certain patents and other technical information owned by Bayer, and provides for the manufacture and supply of Sular to us. We must pay Bayer an additional $10.0 million within 30 days of the closing under the asset purchase agreement with AstraZeneca. We will pay Bayer for the manufacture and supply of Sular on a unit basis. The unit price to us for Sular may adjust after 2003 based upon changes in the net revenue per unit that we recognize in the sale of Sular. We must also pay Bayer an additional $10.0 million upon the achievement of a certain sales milestone for Sular if a sales threshold is achieved during the ten year term of the agreement. Under this agreement, we must purchase minimum quantities of Sular from Bayer each year and we must obtain the consent of Bayer prior to selling another product containing the active ingredient in Sular.

     Subject to obtaining the consent of Bayer prior to conducting clinical trials for new cardiovascular indications for Sular and in the event that we receive a new drug application approval for these new uses, we may deduct a percentage of the costs incurred to obtain such approval, up to a certain amount, from our payments to Bayer under the agreement for five years following such approval. Bayer will have access to any data that we obtain pursuant to such trials and we will grant Bayer a license to use such data outside of the United States at no cost.


     In April 2002, we entered into an agreement with PDI under which it will promote and distribute samples of Sular, Nitrolingual Pumpspray and our Robinul products to specified physicians for specified fees. The initial term of this agreement is through April 21, 2003.



  Nitrolingual Pumpspray


     In July 1999, we acquired exclusive U.S. rights to distribute, market and sell Nitrolingual Pumpspray from Pohl-Boskamp beginning on February 1, 2000 for five years plus an additional five-year renewal period subject to establishing mutually acceptable minimum sales requirements. Under the agreement, Pohl-Boskamp supplies us Nitrolingual Pumpspray at prices that decrease as volume purchased in each year increases. We must purchase designated minimum quantities in each year of the agreement or pay a fee to keep the agreement in effect. We must also pay a royalty on net sales of the product. Also, Pohl-Boskamp can terminate our distribution agreement for Nitrolingual Pumpspray if we do not sell specified minimum quantities of the product each year, if a company with a product competitive with Nitrolingual Pumpspray acquires direct or indirect influence or control over us, or if a significant change in our stockholders occurs so that Kapoor-Pharma Investments and our employees, management, directors, and any of their respective affiliates, do not in the aggregate directly or indirectly beneficially own at least 20.0% of our shares. Our agreement with Pohl-Boskamp prohibits us from selling other products which are indicated for the relief of angina pectoris.


     In September 2001, we entered into a co-promotion agreement with Otsuka to co-promote Nitrolingual Pumpspray through its sales representatives and to promote the product on our behalf in exchange for commission and bonus payments based upon net sales of Nitrolingual Pumpspray. The term of this agreement is through December 31, 2004, subject to annual renewals. In April 2002, we entered into an agreement with PDI under which it will promote and distribute samples of Sular, Nitrolingual Pumpspray and our Robinul products to specified physicians for specified fees. The initial term of this agreement is through April 21, 2003.


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  Prenate Advance and Prenate GT

     In August 2001, we purchased the Prenate line of prescription prenatal vitamins from Sanofi-Synthelabo. We acquired all of Sanofi-Synthelabo's intellectual property, regulatory permits and licenses and contract rights related to Prenate. The purchase price for the acquired assets was $52.5 million in cash plus the assumption of certain liabilities and payment for product inventory, subject to post-closing adjustments.

     We also assumed Sanofi-Synthelabo's Prenate-related contracts, including a contract with Patheon, Inc., to manufacture Prenate Advance tablets and the core tablets for Prenate GT, and a contract with Banner Pharmacaps to manufacture Prenate GT using its patented manufacturing process to create gelatin-enrobed tablets. Banner Pharmacaps has agreed not to use this manufacturing process to make any other prenatal vitamins. The agreement with Patheon is for a term of five years, beginning October 1, 1999. The agreement with Banner Pharmacaps is for a term of five years, beginning May 3, 2001. Under the terms of the supply agreement with Banner Pharmacaps, the Company will pay Banner Pharmacaps a royalty on net sales above a certain amount of net sales.


     In September 2001, we entered into an agreement with PDI under which it will promote and distribute samples of Prenate GT to specified physicians for specified fees. The initial term of this agreement is through October 14, 2002.


  Ponstel

     In April 2000, we acquired exclusive rights to market, distribute and sell Ponstel in the United States from Pfizer. The total purchase price was $13.0 million. In April 2000, we also entered into a supply agreement with Pfizer under which Pfizer was to supply us with designated quantities of Ponstel through the expiration of the supply agreement, which occurred on March 31, 2001. Pfizer has continued to supply Ponstel to us under the same terms. We pay Pfizer an agreed upon price for the supply of Ponstel.

     In December 2000, we signed an agreement with West-ward Pharmaceuticals to manufacture Ponstel after West-ward obtains FDA approval to manufacture the product. We anticipate that this will occur by the fourth quarter of 2002. This agreement expires in April 2005. We must purchase all of our requirements for Ponstel from West-ward and are subject to minimum purchase requirements. We must pay West-ward a price for Ponstel based on a multiple of West-ward's direct cost of goods sold in the manufacture and supply of the product. In addition, we must pay West-ward milestone payments, as long as no generics have been introduced, upon certain anniversary dates of FDA approval of the manufacture of Ponstel by West-ward. West-ward is currently in the process of manufacturing the required pilot batches in order to obtain such approval.

  Furadantin

     In December 2001, we acquired U.S. rights to Furadantin from Elan. The purchase price for the acquired assets was $15.8 million in cash, subject to post-closing adjustments, the assumption of certain liabilities and payment for product inventory. Under the agreement, we acquired the assets relating to Furadantin, including the new drug application, trademark and related inventory.

     In December 2001, we also entered into a supply agreement with Elan to manufacture and supply Furadantin to us through May 3, 2003. Under the supply agreement, we paid an up-front fee of $200,000.

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

  Tanafed and Tanafed DM

     In January 1996, we obtained exclusive distribution rights to Tanafed in North America through December 31, 2003 plus an additional seven years at our option from Unisource Inc. The agreement requires us to purchase all of our requirements for Tanafed from Unisource, including at least certain minimum quantities of Tanafed in each year of the agreement.

     In December 1998, we entered into an exclusive distribution agreement with Unisource granting us exclusive rights to sell Tanafed DM in North America and for Unisource to supply Tanafed DM to us through December 2005, subject to an automatic seven year renewal. The agreement requires us to purchase all of our Tanafed DM requirements from Unisource and subjects us to minimum purchase requirements. We must pay Unisource for the manufacture and supply of Tanafed DM based upon fixed unit costs.

     We entered into a patent license agreement with Jame Fine Chemicals, Inc., a supplier of a raw material for Tanafed, effective January 1, 2000. This agreement grants us a semi-exclusive license to use, sell and distribute finished products containing an active ingredient used in Tanafed. The licensed patent covers the manufacturing process of an active ingredient used in Tanafed. The license continues through the life of the licensed patent, which expires in 2016. We paid an up-front license fee and agreed to pay certain royalties based on net sales of Tanafed at rates which we believe are within industry customary ranges. Another party also has a license for one of the active ingredients in Tanafed.

  Robinul and Robinul Forte

     In January 1999, we acquired exclusive rights in the United States to Robinul and Robinul Forte tablets from Wyeth. We must pay royalties on net sales under our license agreement with American Home Products. We entered into agreements with Mikart, dated April 23, 1999 and January 21, 2001, for Mikart to become qualified under applicable regulations to manufacture and supply our requirements for Robinul. Mikart became qualified by the FDA to manufacture Robinul on December 3, 2001 and began supplying the Robinul products to us in December 2001. Under these agreements, Mikart will manufacture the products for five years from the time Mikart became a qualified manufacturer plus renewal terms of one year until either party elects not to renew. The agreement with Mikart requires that we purchase certain designated minimum quantities.

     In January 2002, we entered into a license agreement with Wyeth-Ayerst Canada Inc. and Whitehall-Robins Inc. under which we acquired rights to manufacture, have manufactured for us, market and sell Robinul and Robinul Forte in Canada. When we begin to sell Robinul in Canada, we will pay Wyeth-Ayerst Canada a royalty on net sales of Robinul in Canada.


     In April 2002, we entered into an agreement with PDI under which it will promote and distribute samples of Sular, Nitrolingual Pumpspray and our Robinul products to specified physicians for specified fees. The initial term of this agreement is through April 21, 2003.


  Other Products

     In June 2000, we acquired world-wide rights to market, distribute and sell Cognex as well as rights to a new unapproved version of Cognex called Cognex CR from Pfizer. We paid $3.5 million in cash for Cognex. We must pay Pfizer up to $1.5 million in additional purchase price if we obtain FDA approval to market Cognex CR in the United States. At this time, we have no intention of seeking FDA approval to market Cognex CR. In the event that we voluntarily stop selling Cognex for 60 days or more, other than for reasons outside our control, the FTC may order that Cognex revert back to Pfizer and be divested by the FTC to another purchaser.

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

     Under the purchase agreement for the Cognex transaction, we are required to pay royalties upon achieving certain net sales levels of Cognex. We do not expect to pay significant royalties in the near future.

     The purchase agreement for Cognex provides for a supply agreement under which an affiliate of Pfizer will manufacture and supply to us either Cognex or the active ingredient in Cognex for two years after the Cognex transaction closed in June 2000, subject to a one year renewal. We paid an agreed upon price for the supply of Cognex and the active ingredient. The supply agreement contains designated quantities of Cognex and its active ingredient that Pfizer's affiliate will supply to us and that we must purchase. We plan to secure a replacement manufacturer for Cognex and are currently in negotiations with a potential manufacturer.

     Generally, our other products are manufactured under manufacturing and supply agreements which require that we purchase all of our requirements for these products from the manufacturers which are a party to these agreements, including specified minimum purchase quantities of the product for each year. Except for our Defen-LA, Protuss-D and Zoto-HC products, these agreements generally state that the product supplier will provide products only to us.

  Migraine Product (FHPC 01)

     In October 1998, we entered into an agreement with Inpharmakon Corporation in which we acquired rights to the proprietary information for the migraine product FHPC 01 for which we completed Phase I clinical studies and plan to submit a new drug application. The agreement expires on October 31, 2008, but we may renew it indefinitely after expiration. In May 2000, we entered into an amendment to this agreement in which Inpharmakon Corporation released us from all previous claims that Inpharmakon Corporation may have had under the agreement, and deleted the required time within which we must commence clinical trials and file for regulatory approval of the product. Under the amended agreement, we must develop a workable once-a-day formulation for the drug, conduct clinical trials and file for and exert reasonable efforts to obtain regulatory approval for the drug. If we do not obtain regulatory approval of the drug within three years after filing for such approval and thereafter commence and continue to aggressively market and sell the product, Inpharmakon may terminate the agreement. In the event that Inpharmakon terminates the agreement for failure to achieve these milestones, Inpharmakon may purchase rights to develop the drug at our costs to date. We must also pay up to an aggregate of $950,000 in non-refundable fees to Inpharmakon at various developmental milestones through and including regulatory approval of the product, and, in the event of commercial sales of the product, we must pay royalties at rates which we believe are within industry customary ranges. If we elect to sell the business opportunity to a third party, we must share the proceeds of the sale with Inpharmakon.

     In March 1999, we acquired rights from Penwest Pharmaceuticals Co. to use Penwest's TIMERx controlled-release technology to develop FHPC 01. Under the Penwest agreement, we have the right to manufacture, use and sell the developed product in North America and Mexico for a period extending 15 years from the date a new drug application is issued for the product, as well as a license under certain Penwest patents. We must pay Penwest up to an aggregate of approximately $2.6 million of non-refundable fees upon achieving specified development milestones through the first anniversary of the first commercial sale of the product following regulatory approval and royalties upon any sales of the migraine product at rates which we believe are within industry customary ranges. Penwest may terminate the agreement in the event we fail to timely achieve designated performance milestones within prescribed time periods including the completion of clinical trials by April 2002, applying for FDA approval of the product within six months after completing clinical trials and commercially launching the product within two months after obtaining FDA approval. Penwest may also terminate the agreement if we fail to either sell specified minimum quantities of the product each year after approval of the product or pay the applicable royalty to Penwest as if we had sold such

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

minimum quantity. While we will not complete clinical trials of our migraine product by April 2002, we are in negotiations with Penwest to extend or eliminate the milestone date in connection with our continuing negotiations to enter into new arrangements for the development of the migraine product. In the event that we are unable to successfully conclude such new arrangements, we may lose our rights to this product opportunity. We can provide no assurance that we will be able to successfully conclude such new arrangements and maintain our rights to this product opportunity.

  Excessive Salivation Product (FHPC 02)

     In January 2001, we entered into a manufacturing and supply agreement with Mikart granting Mikart exclusive rights to manufacture and package our product under development for the treatment of excessive salivation upon approval of the product by the FDA and upon approval by the FDA of the manufacture of the product by Mikart. The term of this agreement expires five years after FDA approval of the new drug application or supplemental new drug application for the product, subject to automatic one-year renewals.

MANUFACTURERS AND SINGLE SOURCE SUPPLIERS

     We use third-party manufacturers for the production of our products for development and commercial purposes. Given the general under-utilization of resources, the availability of excess capacity for manufacturing in the marketplace and the lower cost of outsourcing, we intend to continue to outsource our manufacturing for the near term.

     Our manufacturers manufacture our products pursuant to our product specifications. Our supply agreement with Pfizer for Ponstel expired March 31, 2001. Pfizer has agreed to supply a quantity of Ponstel which we believe is sufficient for our requirements until the third-party with whom we have an agreement becomes qualified to manufacture Ponstel. We believe this will occur by the fourth quarter of 2002. Under some of our agreements, the manufacturers or other third parties own rights to the products that we have under our marketing licenses. We have not entered into agreements for alternative manufacturing sources for any of our products. Our supplier of Sular has patents on the manufacturing process and composition of its coat core tablet. The suppliers of Nitrolingual Pumpspray and the raw materials for our Tanafed products hold patents relating to their respective products. Banner Pharmacaps holds the patent to the gel-coating technology it uses to manufacture the Prenate GT tablets. These patents may provide us with a competitive advantage because the patents create a barrier to entry to other companies that might otherwise seek to develop similar products.

TRADEMARKS

     Because of the large number of products on the market which compete with our products, we believe that our product brand names are an important factor in establishing product recognition. We have applied for a U.S. trademark registration for the mark First Horizon Pharmaceutical, which is currently under appeal. We also have trademark applications pending for the marks Tanafed DM, Prenate (and Design), and Prenate GT. Our products are sold under a variety of trademarks registered in the United States, including Mescolor, Protuss, Zoto-HC (and Design), Tanafed, Defen, Zebutal and Furadantin. We own the U.S. rights to the Cognex trademark and its international counterparts, and the trademarks for Sular, Prenate Advance, Prenate Ultra, MicroIron, MicroIron II, Prenate 90 and Ponstel. Further, we have been licensed rights to use the trademarks Nitrolingual and Robinul from Pohl-Boskamp and Wyeth, respectively. We have rights to the TIMERx trademark pursuant to our rights to market the product we have under development with Penwest. Our trademark registrations could be challenged by others which could result in the loss of use of one or more of our trademarks. Maintenance of our trademarks requires that we enforce our rights by preventing infringement by third parties, and we may not have the resources to stop others from infringing our trademarks.

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

PATENTS

     We consider the protection afforded by patents important to our business. We intend to seek patent protection in the United States and selected foreign countries where deemed appropriate for products we develop. We cannot assure you that any patents will result from our patent applications, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. In addition, if we do not avoid infringement of the intellectual property rights of others, we may have to seek a license to sell our products, defend an infringement action or challenge the validity of the intellectual property in court, all of which could be expensive and time consuming.

  Sular

     Pursuant to our distributorship agreement with Bayer, we are afforded patent protection arising from Bayer's patent covering the Sular manufacturing process and Bayer's patent covering the composition of Sular's coat core tablet. These patents expire in 2004 and 2008, respectively.

  Nitrolingual Pumpspray

     By virtue of our distribution agreement with Pohl-Boskamp for Nitrolingual Pumpspray, we are afforded patent protection arising from Pohl-Boskamp's 1993 U.S. patent relating to the product. This patent expires in 2010.

  Tanafed and Tanafed DM

     We entered into a licensing agreement with the raw material supplier for our Tanafed products effective January 1, 2000. This agreement grants us a license to market and distribute Tanafed for which the manufacturer has a patent covering the manufacturing process of one of their active ingredients. This patent expires in 2016. In 2001, we filed U.S. patent applications relating to the compositions comprising an active ingredient in Tanafed DM.

  Cognex

     We own certain patent rights relating to the use of an active ingredient in Cognex to treat conditions associated with Alzheimer's disease. The U.S. patents expire from 2006 through 2013.

  Migraine Product (FHPC 01)

     Pursuant to our development agreement with Penwest for a once-a-day migraine product, we are the licensee of certain Penwest patents for the purpose of manufacturing and marketing the product under development. These patents expire from 2008 through 2016.

  Active Ingredient in Robinul and Robinul Forte

     In 1999, we filed a U.S. patent application directed to the use of glycopyrrolate for the treatment of certain new indications. Glycopyrrolate is the active ingredient in Robinul and Robinul Forte. We will not pursue patent applications outside of the United States for this use.

COMPETITION

     The market for drugs is highly competitive with many established manufacturers, suppliers and distributors actively engaged in all phases of the business. We believe that competition in the sale of our products is based primarily on brand awareness, price, availability, product efficacy and service. Our brand name pharmaceutical products may be subject to competition from alternate therapies during the period of patent protection and thereafter from generic or
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other competitive products. Some of our products compete with generic and other competitive products in the marketplace.

     We also compete with other pharmaceutical companies for new products and product line acquisitions. These competitors include Forest Laboratories, Inc., Watson Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Shire Pharmaceuticals Group plc, Biovail Corporation and other companies that acquire branded product lines from other pharmaceutical companies.

GOVERNMENT REGULATION

     According to the Federal Food, Drug, and Cosmetic Act ("FDC Act"), all new drugs are subject to premarket approval by the FDA. Applicable FDA law will treat our development of new products and new uses for approved products or the development of any of our line extensions as "new drugs," which requires the submission of a new drug application ("NDA") or a supplemental NDA ("sNDA") (or an abbreviated NDA ("ANDA") if applicable), and approval by the FDA.

     The steps required for approval of an NDA or sNDA may include:

     - extensive pre-clinical toxicology and pharmacology studies,

     - submission to the FDA of an investigational new drug application ("IND"), which must become effective before human clinical trials can be commenced,

     - a series of preliminary clinical studies to demonstrate safety (Phase I) and optimal dosing and pharmacologic effects (Phase II),

     - adequate and well-controlled human clinical trials (Phase III) to establish the safety and effectiveness of the product,

     - submission of an NDA or an sNDA to the FDA (typically six to twelve month internal FDA review cycle),

     - presentation of NDA data to an FDA Advisory Panel for its recommendation and

     - FDA approval of the NDA or sNDA prior to any commercial sale or shipment of the product.

     Pre-clinical studies generally include laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological animal studies, to assess quality and safety and provide a basis for design of the human clinical trials. An applicant submits the results of the pre-clinical studies with chemistry, manufacturing and control information and pharmacology and toxicology data in support of the proposed clinical study design to the FDA as a part of an IND and for review by the FDA prior to the commencement of human clinical trials. Unless the FDA says otherwise, the IND will become effective 30 days following its receipt by the FDA; however, the FDA may place an IND on "clinical hold" until the sponsor generates and supplies the FDA with additional data, which prohibits the sponsor of the IND from commencing with clinical studies.

     Clinical trials involve the administration of the investigational new drug to humans under the clinical study protocols that had been submitted to the FDA in the IND. The conduct of the clinical trials is subject to extensive regulation including compliance with good clinical practices, obtaining informed patient consent, sponsor monitoring and auditing of the clinical, laboratory and product manufacturing sites and review and approval of each study by an Institutional Review Board. Clinical trials are typically conducted in three sequential Phases, although Phases may overlap. In Phase I, the investigational new drug usually is administered to 20-50 healthy

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

human subjects and is tested for safety. Phase II usually involves studies in a limited patient population (50-200 patients) to:

     - determine the initial effectiveness of the investigational new drug for specific indications,

     - determine dosage tolerance and optimal dosage and

     - identify possible adverse effects and safety risks.

     When an investigational new drug is found to be effective to that point and to have an acceptable safety profile in Phase II evaluation, Phase III trials are undertaken to further evaluate clinical effectiveness and to further test for safety within an expanded patient population of usually 200 or more patients. The FDA reviews both the clinical plans and the results of the trials and may require the study to be discontinued at any time if there are significant safety issues or lack of efficacy. In some cases, the FDA can request Phase IV clinical studies to be conducted as a condition of approval of the NDA, to be performed after the NDA approval with a timeframe. These studies can be designed to obtain additional safety and efficacy data, detect new uses for or abuses of a drug, or determine effectiveness for labeled indications under conditions of widespread usage. These studies can involve significant additional expenses, and failure to perform these Phase IV studies within the FDA-stated timeframe can result in the FDA withdrawing the NDA approval.

     Once the FDA has approved an NDA, the holder of the NDA may request changes to the product or manufacturing through a supplement to the original NDA, termed an sNDA. The format, content and procedures applicable to NDA supplements are generally the same as those for NDAs. However, the only information required in a supplement is that needed to support the requested change. If the NDA or sNDA is based on new clinical investigations that are essential to the approval of the application, other than bioavailability studies, it may qualify for a three-year period of marketing exclusivity, distinct from any applicable patent protection that may exist. In such a case, the FDA may accept for filing, but will not approve a generic product for three years from the date of that application's approval. The FDA may also require user fees in excess of $300,000 for prescription drug NDAs or sNDAs. Supplements proposing to include a new indication for use in pediatric populations are not subject to user fees.

     Another form of an NDA is the so-called "505(b)(2)" NDA, which applicants submit pursuant to Section 505(b)(2) of the FDC Act. This type of NDA permits the cross-referencing of safety and effectiveness studies that the applicant has not conducted or been granted a right of reference by the sponsor of the animal or human studies, submitted in a prior NDA or in the literature which utilized the same drug. In addition, the FDA recommends a 505(b)(2) NDA for a modification, such as a new dosage form or drug delivery form, of a previously approved drug (but not that held by the 505(b)(2) applicant), which requires more than merely bioequivalence data. This 505(b)(2) NDA is similar to a full NDA, except that, under conditions prescribed by the FDA, it may be supported in whole or in part by one or more animal and human study investigations in the originator NDA or those published in scientific literature in lieu of the applicant's clinical trials. We intend to submit this type of NDA application to market potential product line extensions or new uses of already-approved products. Payment of user fees may also be required by the FDA.

     In addition, if we submit a 505(b)(2) NDA or ANDA, the FDA will require us to certify as to any patent which covers the drug for which we seek approval. If there is a patent in existence, a certain type of certification commonly referred to as a "paragraph 4 certification," is made and proper notice to the patent holder of our intent to market the drugs is given, and the patent holder makes an infringement claim within a specified time period, then the FDA will not approve our marketing application for 30 months or until the patent litigation is resolved, whichever occurs sooner. In addition, distinct from patent considerations, approval of a generic type of ANDA could be delayed because of the existence of five or three years of marketing

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non-patent exclusivity afforded by the FDA for the innovator drug or 180 days of non-patent exclusivity afforded to the first applicant to submit an ANDA with a paragraph 4 certification; however, in certain proscribed cases, this non-patent exclusivity may not prevent the submission and approval of competitor applications. A patent holder can, however, sue for infringement under traditional patent law.

     The least burdensome application for new drug approval is the ANDA, which may apply to a new drug that is shown to be bioequivalent to a drug previously approved by the FDA for safety and effectiveness and listed as the drug to which bioequivalence must be shown. An applicant may submit an ANDA for products that are the same as an approved originator drug regarding active ingredient(s), route of administration, dosage form, strength and conditions of use recommended on the labeling. The ANDA requires only bioequivalence data and other technical and manufacturing information, but typically no safety and effectiveness studies.

     Even after obtaining regulatory approval, such approval may require post-marketing (Phase IV) testing and surveillance to monitor the safety of the product. In addition, the product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. At present, companies cannot export pharmaceutical products that cannot be lawfully sold in the United States unless certain statutorily prescribed conditions are met.

     FDA regulations require that we report adverse events suffered by patients, submit new marketing and promotional materials, submit changes we plan to make to the product manufacturing or labeling and comply with recordkeeping requirements and requirements relating to the distribution of drug samples to physicians. In the event that we do not comply with the FDA requirements, the manufacture, sales and distribution of our products may be suspended, and we may be prevented from obtaining FDA approval of new products. We received a FD-483 at the conclusion of a recent FDA inspection that listed observations relating to record keeping and reporting. We submitted a response, and the FDA has replied that the corrective actions appear to address the issues, but will verify the corrections at the next scheduled inspection.

     Our third-party manufacturers must adhere to FDA regulations relating to current good manufacturing practice ("cGMP") regulations, which include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned and salvaged products. Ongoing compliance with cGMP procedures, labeling and other regulatory requirements are monitored through periodic inspections and market surveillance by state and federal agencies, including the FDA. It is also our obligation to periodically monitor the FDA compliance of our third-party manufacturers. Failure by our third-party manufacturers to comply with these rules could result in sanctions being imposed, including fines, injunctions, civil penalties, suspension or withdrawal of FDA approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. In addition, we rely upon our third-party manufacturers to provide many of the documents that we use to comply with our FDA reporting requirements for Prenate, Ponstel, Robinul, Robinul Forte and Nitrolingual Pumpspray.

     In addition, we are subject to fees under the Prescription Drug User Fee Act for new drug applications for new drug products and sNDAs for new uses, except that we may qualify for a waiver of the fee for our first new drug application. We will be responsible for paying these fees for NDAs, sNDAs and subsequent submissions, unless we receive approval from the FDA for a waiver, reduction or refund. We are also subject to regulation under other federal and state laws, including the Occupational Safety and Health Act and other environmental laws and regulations, national restrictions on technology transfer and import, export and customs regulations. In addition, some of our products that contain controlled substances, such as

Protuss and Protuss-D, are subject to Drug Enforcement Administration requirements relating to storage, distribution, importation and sampling procedures. We have registered with the Drug Enforcement Administration under the Controlled Substances Act which establishes, among other things, registration, security and recordkeeping requirements. We must also comply with federal and state anti-kickback and other healthcare fraud and abuse laws.

     In addition, whether or not we obtain FDA approval, we must obtain approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries prior to the commencement of clinical trials and subsequent marketing of such product in these countries. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for FDA approval.

ORPHAN DRUG DESIGNATION

     We may request orphan drug status for some of our products under development. Orphan drug designation may be granted to those products developed to treat diseases or conditions that affect fewer than 200,000 persons in the United States or that affect more than 200,000 persons in the United States and for which there is no reasonable expectation that the cost of developing and making a drug in the United States for such disease or condition will be recovered from sales in the United States of such drug. Under the law, the developer of an orphan drug may be entitled to seven years of market exclusivity following the approval of the product by the FDA, exemption from user fee payments to the FDA and a tax credit for the amount of money spent on human clinical trials. However, we must be the first to receive FDA marketing approval to receive market exclusivity under the orphan drug statute should there be a competitor with a similar molecular entity pursuing the same intended clinical use. Although we may get market exclusivity under the Orphan Drug Act, the FDA will allow the sale of a molecularly equivalent drug which is clinically superior to or a molecular entity different from another approved orphan drug, although for the same indication, during the seven-year exclusive marketing period. It is also possible that a competitor might try to undermine any exclusivity provided by promoting a product for an off-label use that is the otherwise protected product. We cannot be sure that any of our products under development would ultimately receive orphan drug designation, or that the benefits currently provided by this designation, if we were to receive it, will not subsequently be amended or eliminated. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

REIMBURSEMENT

     Our ability to market our products successfully will depend in part on the extent to which reimbursement for the costs of the products will be available from government health administration authorities, private health insurers and managed care organizations in the United States and in any foreign markets where we may sell our products. Third-party payors can affect the pricing or relative attractiveness of our products by regulating the reimbursement they provide on our products and competing products. Insurance carriers may not reimburse healthcare providers for use of our products used for new indications. Domestic and foreign government and third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products.

INSURANCE

     We maintain a product liability insurance policy. We do not maintain separate business interruption insurance, however our property and casualty insurance policy provides for payment for lost inventory and lost sales in the event of loss from damage to our property.

EMPLOYEES

     We had 195 full-time employees as of December 31, 2001, including 156 sales and marketing employees in the field and 39 in management, finance and administration. We also maintain active independent contractor relationships with various individuals with whom we have consulting agreements. We believe our employee relations are good. None of our employees is subject to a collective bargaining agreement.

PROPERTIES


     We lease a 101,120 square-foot facility in Alpharetta, Georgia. Our facility includes space for offices and a warehouse. This lease expires in 2010.



LEGAL PROCEEDINGS


     On November 7, 2001, Ethex Corporation and Ther-Rx, both Missouri corporations, filed a complaint against us in the Circuit Court of St. Louis County, Missouri. The complaint alleges that we made false and misleading statements about our Prenate products and about Ethex and Ther-Rx's products in the course of our advertising and promotion of the products in violation of the Lanham Act and under Missouri state law. The complaint seeks unspecified monetary damages and an injunction against further violations, certain corrective actions and a declaratory judgment. We plan to vigorously defend this suit. From time to time, we may become involved in routine litigation in the ordinary course of our business. Other than the claim discussed above, we are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:


NAME                                        AGE                    POSITION
----                                        ---                    --------
Mahendra G. Shah, Ph.D.(1)................  57    Chairman of the Board, Chief Executive
                                                    Officer and President
Balaji Venkataraman.......................  35    Executive Vice President, Chief Financial
                                                    Officer, Chief Operating Officer and
                                                    Secretary
Christopher D. Offen......................  53    Executive Vice President and Chief
                                                    Commercial Officer
Robert D. Godfrey, Jr.....................  39    Senior Vice President of Sales and Sales
                                                    Operations
William G. Campbell.......................  46    Vice President of Administration,
                                                    Controller and Treasurer
Andrew D. Shales..........................  40    Vice President of Marketing
Michael A. Leone..........................  45    Vice President of Sales
Jerry N. Ellis(2).........................  64    Director
John N. Kapoor, Ph.D......................  58    Director
Pierre Lapalme(2)(3)......................  61    Director
Jon S. Saxe(2)(3).........................  65    Director
Patrick J. Zenner(3)......................  55    Director


------------

(1) Member of Stock Option Subcommittee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

     Mahendra G. Shah, Ph.D. is the Chairman of the Board, Chief Executive Officer and President. Dr. Shah has been a director since 1993, and his present term as director will expire at the annual meeting of stockholders to be held in 2004. Dr. Shah became Chief Executive Officer in October 1999 and President in January 2002. From 1991 to 2000, he was a Vice President of EJ Financial Enterprises, Inc., which manages a fund that invests in healthcare companies. From 1996 to the present, he has been the President of Protomed Pharmaceuticals, Inc., which is a privately-held drug development company. From 1987 to 1991, he was the senior director of new business development with Fujisawa USA, Inc. Prior to that, he worked in various scientific and management positions with Schering-Plough and Bristol-Myers Squibb Company. He serves on the board of Structural Bioinformatics Inc. and Introgen Therapeutics. He was previously Chairman of Inpharmakon Corporation. Dr. Shah received a Ph.D. degree in Industrial Pharmacy from St. John's University. EJ Financial Enterprises, Inc. is the managing general partner of Kapoor-Pharma Investments, L.P., our largest stockholder.

     Balaji Venkataraman has been the Vice President and Chief Financial Officer since November 1999. He was appointed as Executive Vice President and Secretary in January 2001 and Chief Operating Officer in January 2002. Between August 1998 and September 1999, he was our Vice President of Corporate Development and Strategic Planning. He also served as a consultant to us during his employment as the Director of Strategic Planning at EJ Financial Enterprises, Inc. from September 1997 to August 1998. From 1995 to 1997, he was Associate, Licensing and New Business Start-up, at the University of Pennsylvania Center for Technology Transfer. From 1994 to 1995, he was the Marketing Manager at Curative Technologies Inc., a wound care services company. From 1993 to 1994, he was a Technical Sales Representative for Millipore Corporation. From 1991 to 1993, he was the Senior Research Chemist at Scios Inc. He has also held product management and finance positions at Schering Plough and Pfizer, Inc. Mr. Venkataraman received an M.S. degree in Organic Chemistry from Case Western Reserve University and an M.B.A. degree from the Wharton School of Business at the University of Pennsylvania.

     Christopher D. Offen was appointed Vice President and Chief Commercial Officer in January 2001 and Executive Vice President in January 2002. Prior to joining us, from 2000 to 2001, Mr. Offen was Senior Vice President and Managing Director at A.M. Pappas & Associates, an international life science venture capital company. From 1991 through 1999, Mr. Offen was Senior Vice President of Commercial Operations, Vice President of Business Development and Vice President of Marketing of Solvay Pharmaceutical, Inc. From 1971 to 1991, Mr. Offen worked at Burroughs Wellcome Co. (now GlaxoSmithKline). Mr. Offen attended the Advanced Executive Program at the Kellogg School of Business at Northwestern University, received an M.B.A. degree from George Mason University concentrating in Marketing/Management and a B.S. degree in Pre-Medicine from The Catholic University of America.

     Robert D. Godfrey, Jr. was appointed as Vice President of Sales in 1998 and Senior Vice President of Sales and Sales Operations in January 2002. He served as the National Sales Manager between 1996 and 1998. He began his career with us in 1992 as a Sales Representative for the Jacksonville, Florida territory and was promoted in 1994 to District Manager of the entire Florida sales territory. At that time, in addition to his managerial responsibilities, he continued to promote our products to physicians and pharmacies until 1995. Prior to his career with us, Mr. Godfrey was a market research consultant with MGT Information Systems. Mr. Godfrey received an M.B.A. degree and a B.S. degree in Marketing from Jacksonville University.

     William G. Campbell was appointed as Controller and Treasurer in 1998 and Vice President of Administration in January 2002. Prior to joining us, from 1995 to 1998, Mr. Campbell was the Controller/Chief Financial Officer of DialysisAmerica, Inc. He was the Associate Administrator/Chief Financial Officer of Stringfellow Memorial Hospital from 1993 to 1995, and from 1989 to 1993, he was the Director of Budgets, Costs and Reimbursement at Grady Memorial Hospital. His prior professional experience also includes a number of for-profit and not-for-profit consulting, big five public accounting, governmental auditing and internal audit positions. Mr. Campbell is a Certified Public Accountant and received a B.A. degree in Accounting from Walsh College of Accountancy and Business Administration and an M.B.A. degree in Accounting from Kennesaw State College.

     Andrew D. Shales was appointed as Vice President of Marketing in May 2001. From 1997 to May 2001, Mr. Shales held various marketing managerial positions at UCB Pharma, Inc., a global, research-based pharmaceutical company headquartered in Brussels, Belgium. From 1996 to 1997, Mr. Shales directed the marketing of products in the cardiovascular and obesity markets while working at Medeva Pharmaceutical, Inc. Mr. Shales started his career at Solvay Pharmaceuticals, Inc. as a sales representative and also worked as a Market Research Analyst and Product Manager. Mr. Shales graduated from King's College in Wilkes-Barre, Pennsylvania with a B.A. degree in Psychology.

     Michael A. Leone was appointed as Vice President of Sales in January 2002. From 1999 to 2000, Mr. Leone was a consultant to a number of biotechnology and pharmaceutical firms, creating strategically aligned sales and managed care organizations and developing customer focused strategies for those organizations. From 1977 to 1999, Mr. Leone worked at E.R. Squibb & Sons, Inc. and Bristol-Myers Squibb Company in positions of increasing responsibility including National Accounts Director, Regional Business Director, and National Director, Federal and Institutional Sales. Mr. Leone received a B.S. degree in Biology from the University of South Florida.


     Jerry N. Ellis was elected a director in November 2000. His term as director will expire at the annual meeting of stockholders to be held in 2003. Mr. Ellis has over thirty years of auditing and accounting experience. From 1994 to 2000, Mr. Ellis was a consultant to Arthur Andersen LLP for services focusing on international auditing, audit committee practices, business risk management and training. From 1973 to 1994, he was a partner at Arthur Andersen in their Dallas, Madrid and Chicago offices. From 1962 to 1973, Mr. Ellis was an auditor at Arthur Andersen. Mr. Ellis is a director of Akorn, Inc. and an Adjunct Professor of Advanced Auditing at the University of Iowa. Mr. Ellis is a Certified Public Accountant and received B.B.A. and M.B.A. degrees from the University of Iowa.



     John N. Kapoor, Ph.D. has been one of our directors since 1996, and his present term as director will expire at the annual meeting of stockholders to be held in 2003. Dr. Kapoor has over twenty years of experience in the healthcare field through his ownership and management of healthcare-related businesses. In 1990, Dr. Kapoor founded Kapoor-Pharma Investments, L.P., our largest stockholder, and its managing partner, EJ Financial Enterprises, Inc., of which he is the president and sole stockholder. EJ Financial provides general funds and strategic advice to healthcare businesses. Dr. Kapoor is the Chairman of Optioncare, Inc., Akorn, Inc., Introgen Therapeutics, Inc. and Neopharm, Inc. Dr. Kapoor is a Chairman of several private companies and a director of several other private companies. Dr. Kapoor received a B.S. degree from Bombay University and a Ph.D. in Medicinal Chemistry from the State University of New York.



     Dr. Kapoor has served as Interim Chief Executive Officer of Akorn since March 2001. In April 2002, Akorn announced that it had been informed by the staff of the Securities and Exchange Commission that the staff planned to recommend to the Commission that it bring an enforcement action against Akorn for injunctive relief concerning alleged misstatements in periodic reports for fiscal 2000 as a result of an alleged failure to adequately reserve for doubtful accounts receivable and alleged overstatement of accounts receivable balances. Mr. Ellis became a director of Akorn after the relevant periods which are the subject of the Securities and Exchange Commission inquiry.


     Dr. Kapoor was previously the Chairman and President of Lyphomed Inc. Fujisawa Pharmaceutical Co. Ltd. was a major stockholder of Lyphomed from the mid-1980s until 1990, at which time Fujisawa completed a tender offer for the remaining shares of Lyphomed, including the shares held by Dr. Kapoor. In 1992, Fujisawa filed suit in federal district court in Illinois against Dr. Kapoor alleging that between 1980 and 1986, Lyphomed filed a large number of allegedly fraudulent new drug applications with the FDA, and that Dr. Kapoor's failure to make certain disclosures to Fujisawa constituted a violation of federal securities laws and the Racketeer Influenced and Corrupt Organizations Act. Fujisawa also alleged state law claims. Dr. Kapoor countersued, and in 1999, the litigation was settled on terms mutually acceptable to the parties. The terms of the settlement are subject to a confidentiality agreement. Dr. Kapoor also controls Inpharmakon Corporation, a party to one of our development agreements. Dr. Kapoor is the trustee of the John N. Kapoor Trust, dated September 30, 1989 which is a partner in Kapoor-Pharma Investments, L.P.

     Pierre Lapalme was elected a director in April 2000. His term as director will expire at the annual meeting of the stockholders to be held in 2002. Mr. Lapalme has served as the President and Chief Executive Officer of Ethypharm Inc. (North America), a global drug delivery systems company, since 1997. He is non-executive Chairman of the Board of DiagnoCure Inc., a biopharmaceutical company specializing in the development and marketing of products aimed at the diagnosis and treatment of genito-urinary cancers. He is a director of Ferring Canada Inc., a global pharmaceutical company, and Biovet Inc., a greater-Montreal based veterinary product company. He is a former member of the Board of the National Pharmaceutical Council U.S.A. and of the Pharmaceutical Manufacturers Association of Canada
(PMAC). From 1979 to 1990, Mr. Lapalme was Chief Executive Officer and President of Rhone-Poulenc Canada Inc. and Rhone-Poulenc Pharmaceuticals North America. He was appointed Senior Vice President and General Manager Rhone-Poulenc Rorer North America in 1990 and served in that position until 1994. Mr. Lapalme attended the University of Western Ontario and INSEAD France.

     Jon S. Saxe was elected a director in January 2000. His term as director will expire at the annual meeting of stockholders to be held in 2004. He also serves as a director of Protein Design Labs, Inc. Mr. Saxe served as President of Protein Design Labs, Inc. from January 1995 to May 1999. In addition, he is a director of Protein Design Labs, Inc., Questcor Pharmaceuticals Inc., Incyte Genomics Inc., ID Biomedical Corporation, Insite Vision, SciClone Pharmaceuticals, Inc. and is Chairman of Point Biomedical Corporation and Iconix Pharmaceuticals. Mr. Saxe served as President of Saxe Associates, a biotechnology consulting firm, from May 1993 to December 1994 and is currently a Principal. He served as the President, Chief Executive Officer and a director of Synergen, Inc., a biopharmaceutical company, from October 1989 to April 1993. Mr. Saxe served in various positions including Vice President of Licensing and Corporate Development and Head of the Patent Law Department for Hoffmann-LaRoche, Inc. from 1960 through 1989. Mr. Saxe received a B.S. Ch.E. degree from Carnegie-Mellon University, a J.D. degree from George Washington University School of Law and an L.L.M. degree from New York University School of Law.


     Patrick J. Zenner was appointed to the board of directors in April 2002. From 1993 to 2001, Mr. Zenner served as President and Chief Executive Officer of Hoffmann-LaRoche Inc. and served on its Global Pharmaceutical Executive Committee. From 1969 to 1993, Mr. Zenner held various positions at Hoffmann-LaRoche including sales representative and Vice President and General Manager of Roche Laboratories. He is a director of Dendrite International, Praecis Pharmaceuticals Inc., Geron Corporation and Genta Inc. Mr. Zenner received a B.S.B.A. from Creighton University and an M.B.A. from Fairleigh Dickinson University.


EXECUTIVE OFFICERS

     Each executive officer serves at the discretion of our board of directors and holds office until his successor is appointed and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

BOARD COMPOSITION

     Pursuant to our restated certificate of incorporation, the board of directors is divided into three classes of directors:

     - Class A, whose term will expire at the annual meeting of stockholders to be held in the year 2003,

     - Class B, whose term will expire at the annual meeting of stockholders to be held in the year 2004 and

     - Class C, whose term will expire at the annual meeting of stockholders to be held in the year 2002.


     John N. Kapoor, Ph.D. and Jerry N. Ellis are Class A directors. Mahendra G. Shah, Ph.D. and Jon S. Saxe are Class B directors. Pierre Lapalme and Patrick J. Zenner are the Class C directors. Directors within each class are elected to serve three-year terms and one-third of the directors sit for election at each annual meeting of our stockholders.


     A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of us by a proxy contest since a third party would be required to have its nominees elected at two separate meetings of the board of directors in order to elect a majority of the members of the board.

BOARD COMMITTEES

     The board of directors has formed an audit committee to review the results and scope of the audit of our annual financial statements, to discuss various matters with the auditors, to receive statements from the auditors and to make recommendations to the board of directors regarding the inclusion of audited financial statements in our annual reports. The current members of our audit committee are Jon S. Saxe, Pierre Lapalme and Jerry N. Ellis.


     The board of directors has also formed a compensation committee to recommend salaries and incentive compensation for executive officers and to administer our stock plan. The members of the compensation committee are Jon S. Saxe, Pierre Lapalme and, effective April 2002, Patrick J. Zenner.


     In September 2000, the compensation committee delegated its authority under the 2000 stock plan to a stock option subcommittee to grant certain options to non-executive employees. The board of directors appointed Mahendra G. Shah, Ph.D. and R. Brent Dixon, formerly the President of First Horizon, as the members of the stock option subcommittee. Dr. Shah is currently the sole member of the stock option subcommittee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS


     In January 2000, our board of directors established a compensation committee. Messrs. Saxe, Lapalme and Zenner currently serve as members of the compensation committee. For the years ended December 31, 1999 and 2000, Dr. Shah, Dr. Kapoor, and Mr. Dixon, who constituted our board of directors at the time such compensation was set, determined executive compensation. Two members of our board of directors at that time, Dr. Shah and Mr. Dixon, were also employees at that time. Dr. Shah and Dr. Kapoor have participated in certain transactions with us in the past. See "Certain Relationships and Related Transactions."


DIRECTOR COMPENSATION

     We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. Each director who is not an employee and not affiliated with a greater than 10% stockholder also receives a fee of $15,000 per year plus $1,250 for each board meeting attended and $500 for participation in each telephonic conference. Each director who is not an employee and not affiliated with a greater than 10.0% stockholder receives options to purchase shares of our common stock upon election to the board and after each annual meeting.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning the compensation awarded to or earned by our chief executive officer and by each of our four other most highly compensated executive officers (the "named executive officers") who earned in excess of $100,000 in cash compensation during the years ended December 31, 1999, 2000 and 2001.

                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                                                COMPENSATION
                                                                   AWARDS
                                                                ------------
                                         ANNUAL COMPENSATION       SHARES
                                         --------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITIONS      YEAR    SALARY      BONUS       OPTIONS      COMPENSATION
----------------------------      ----   --------    --------   ------------   ------------
Mahendra G. Shah, Ph.D.(1)......  2001   $247,917    $250,000     472,500         $5,430(2)
  Chairman, Chief Executive       2000   $162,500          --          --             --
  Officer and President           1999         --(1) $ 55,200     300,000             --
R. Brent Dixon*.................  2001   $164,204    $ 54,000      75,000         $4,880(3)
  Former President                2000   $130,000          --          --         $1,714(3)
                                  1999   $100,000    $ 27,600      60,000         $1,567(3)
Balaji Venkataraman.............  2001   $148,787    $ 75,000     262,500         $  180(4)
  Executive Vice President,       2000   $112,500    $  7,172          --         $  171(4)
     Chief Financial Officer,     1999   $ 93,400    $ 21,250     200,000         $   24(4)
     Chief Operating Officer
     and Secretary
Christopher D. Offen(5).........  2001   $143,750    $ 75,000     152,500         $  180(6)
  Executive Vice President        2000         --          --          --             --
     and Chief Commercial         1999         --          --          --             --
     Officer
Robert D. Godfrey, Jr...........  2001   $129,412    $ 45,500      43,750         $3,030(7)
  Vice President, Sales           2000   $107,500          --          --         $2,009(7)
                                  1999   $ 85,950    $ 20,000      70,000         $2,024(7)

------------

 *  Mr. Dixon ended his service as President as of December 31, 2001.
(1) Dr. Shah did not receive a salary in 1999.
(2) Represents $5,250 contributed under our 401(k) plan in 2001, and $180 for term life insurance premiums in 2001.
(3) Represents $1,543, $1,543 and $4,700 contributed under our 401(k) plan in 1999, 2000 and 2001 respectively, and $24, $171 and $180 for term life insurance premiums in 1999, 2000 and 2001 respectively.
(4) Represents $24, $171 and $180 for term life insurance premiums in 1999, 2000 and 2001 respectively.
(5) Mr. Offen became employed by the Company in January 2001.
(6) Represents $180 for term life insurance premiums in 2001.
(7) Represents $2,000, $1,838 and $2,850 contributed under our 401(k) plan in 1999, 2000 and 2001 respectively, and $24, $171 and $180 for term life insurance premiums in 1999, 2000 and 2001 respectively.

STOCK OPTION GRANTS

     The following tables show for the year ended December 31, 2001, information regarding options granted to, exercised by, and held at year end by the named executive officers.

     Amounts reported in the potential realizable value column below are hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, calculated by assuming that the underlying stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option (7 years). The 5.0% and 10.0% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price.

                       OPTION GRANTS TO FISCAL YEAR 2001

                                                 INDIVIDUAL GRANTS
                            -----------------------------------------------------------
                                         PERCENTAGE                                        POTENTIAL REALIZABLE
                                          OF TOTAL                                           VALUE AT ASSUMED
                            NUMBER OF     OPTIONS                                          ANNUAL RATES OF STOCK
                            SECURITIES   GRANTED TO                MARKET                 PRICE APPRECIATION FOR
                            UNDERLYING   EMPLOYEES    EXERCISE    PRICE ON                      OPTION TERM
                             OPTIONS     IN FISCAL    PRICE PER   DATE OF    EXPIRATION   -----------------------
NAME                         GRANTED      YEAR(1)       SHARE      GRANT        DATE         5.0%        10.0%
----                        ----------   ----------   ---------   --------   ----------   ----------   ----------
Mahendra G. Shah, Ph.D....   172,500(2)     11.5%      $14.96      $14.96    01/22/2008   $1,050,563   $2,448,259
                             300,000(3)     19.9        24.13       24.13    11/12/2008    2,947,000    6,867,763
R. Brent Dixon............    75,000(4)      5.0        14.96       14.96    04/30/2002      456,767    1,064,461
Balaji Venkataraman.......   112,500(2)      7.5        14.96       14.96    01/22/2008      685,150    1,596,691
                             150,000(3)     10.0        24.13       24.13    11/12/2008    1,473,500    3,433,882
Christopher D. Offen......    90,000(5)      6.0        15.25       15.25    01/11/2008      558,745    1,302,114
                              22,500(6)      1.5        18.92       18.92    05/25/2008      173,303      403,869
                              40,000(3)      2.7        24.13       24.13    11/12/2008      392,933      915,702
Robert D. Godfrey, Jr.....    18,750(2)      1.2        14.96       14.96    01/22/2008      114,192      266,115
                              25,000(3)      1.7        24.13       24.13    11/12/2008      245,583      572,314

------------

(1) In 2001, options to purchase a total of 1,505,674 shares of common stock were granted.
(2) The option holder may exercise the option to purchase 25.0% of these shares of common stock on January 22, 2002 and an additional 25.0% per year on the next three anniversaries thereof.
(3) The option holder may exercise the option to purchase 25.0% of these shares of common stock on November 12, 2002 and an additional 25.0% per year on the next three anniversaries thereof.
(4) These options are fully vested.
(5) The option holder may exercise the option to purchase 25.0% of these shares of common stock on January 11, 2002 and an additional 25.0% per year on the next three anniversaries thereof.
(6) The option holder may exercise the option to purchase 25.0% of these shares of common stock on May 25, 2002 and an additional 25.0% per year on the next three anniversaries thereof.

     The following table sets forth information concerning the exercise of options during 2001 by each of our named executive officers and the number and value of unexercised options held by each of our named executive officers on December 31, 2001. The fair market value of our common stock is based on a price of $30.70 per share which was the average of the high and low sale price on December 31, 2001 as reported on the Nasdaq National Market.

     AGGREGATED OPTION EXERCISES IN FISCAL 2001 AND YEAR-END OPTION VALUES

                                                         NUMBER OF SHARES
                                                      UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                            SHARES                     OPTIONS AT YEAR ENDED          MONEY OPTIONS AT YEAR
                           ACQUIRED                      DECEMBER 31, 2001           ENDED DECEMBER 31, 2001
                             UPON        VALUE      ---------------------------   -----------------------------
NAME                       EXERCISE    REALIZED     EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                       --------   -----------   -----------   -------------   ------------   --------------
Mahendra G. Shah, Ph.D...       --    $        --     384,375        688,125      $11,326,563     $10,926,183
R. Brent Dixon...........  555,000     12,730,467     120,000             --        2,487,150              --
Balaji Venkataraman......   22,500        498,532     142,500        397,500        4,157,850       6,693,450
Christopher D. Offen.....       --             --          --        152,500               --       1,918,418
Robert D. Godfrey, Jr....   33,750        766,541     108,750        118,750        3,177,063       2,642,538

EMPLOYMENT AGREEMENTS

     On January 21, 2002, we entered into employment agreements with Mahendra G. Shah, Ph.D., Balaji Venkataraman, Christopher Offen, Robert D. Godfrey, Jr., Andrew Shales, Michael Leone and William G. Campbell. These employment agreements may be terminated by us with or without cause. The officers may terminate their employment upon sixty days' written notice to us. Upon termination of employment of Dr. Shah and Messrs. Venkataraman, Offen, Godfrey, Shales, Leone and Campbell without cause, as defined in the agreement, or upon his death, each officer or his estate will be entitled to receive his salary for twenty-four, twelve, twelve, nine, six, six and six months, respectively, following termination, a lump sum equal to 200.0%, 100.0%, 100.0%, 75.0%, 50.0%, 50.0%, 50.0%, respectively, of the bonus he received the preceding calendar year, if any, continued health insurance coverage substantially equivalent to that provided to the officer prior to termination for twenty-four, twelve, twelve, nine, six, six and six months, respectively, following termination, a car allowance for twenty-four, twelve, twelve, nine, six, six and six months, respectively, following termination, and all of the officer's unvested options will immediately vest and become exercisable.

     Upon termination by us for cause or termination by the officer, each officer or his estate is entitled to receive all accrued but unpaid salary as of the date of termination. Upon any termination of these agreements, each officer will have ninety days from the date of termination to exercise any vested options.

     These employment agreements provided for minimum annual base salaries of $280,000 for Dr. Shah, $185,000 for Mr. Venkataraman, $170,000 for Mr. Offen, $145,000 for Mr. Godfrey, $137,000 for Mr. Shales, $130,000 for Mr. Leone and $115,000 for Mr. Campbell. These employment agreements entitle each officer to receive a bonus not to exceed a certain percentage of his salary based upon criteria determined by our compensation committee. The board retains the right to award additional compensation to each officer based on the officer's contributions to us.

     The agreements provide that in the event of a change of control, as defined in the agreements, all options become fully vested and immediately exercisable. The employment agreements restrict each officer from engaging in or having any financial interest in a business that is in competition with our business during that officer's employment with us and for thirty-six months following termination of employment. A business is in competition with us if it involves research and development work involving products that we market at the time of termination or that were under study by us at that time and were expected to be marketed within six months. This provision does not prevent the officers from investing in a publicly held company, provided that the officer's beneficial ownership of securities does not exceed 5.0% of the outstanding class of the publicly held company's securities.

     The employment agreements also restrict each officer from soliciting our suppliers, customers or clients for twelve months after employment. These employment agreements also prohibit each officer from soliciting, employing or engaging any of our employees or affiliates for twelve months following employment. These employment agreements prohibit each officer from disclosing any of our trade secrets, confidential information or ideas that the officer may have acquired or developed relating to our business for sixty months following employment.

     On January 1, 2000, we entered into an employment agreement with R. Brent Dixon which was amended in January 2001. Mr. Dixon's employment agreement provided for a minimum annual base salary of $102,000 and entitled him to receive a bonus based on a percentage of his salary, if we and/or he met certain performance goals to be established by the board of directors each year. Mr. Dixon's employment agreement also restricted him from soliciting our suppliers, customers or clients for thirty-six months after employment. The employment agreement also prohibited Mr. Dixon from soliciting, employing or engaging any of our employees or affiliates for thirty-six months following employment. The employment agreement also prohibited Mr. Dixon from disclosing any of our trade secrets, confidential information or ideas that Mr. Dixon may have acquired or developed relating to our business for twelve months following employment.

     We entered into a separation agreement and mutual release with Mr. Dixon on December 18, 2001. Pursuant to the separation agreement, in addition to the provisions set forth in Mr. Dixon's employment agreement, we transferred to him title to his company car and paid him a bonus in the amount of $54,000. In addition, we agreed to release the non-compete restrictions in Mr. Dixon's employment agreement to permit Mr. Dixon to make passive investments in privately held businesses that may compete with the Company to the extent that Mr. Dixon does not hold a position as director, partner, executive, officer, agent, consultant or any other decision-making position for thirty-six months after the date of the separation agreement.

EMPLOYEE BENEFITS PLANS

  1997 Non-Qualified Stock Option Plan

     Our 1997 Non-Qualified Stock Option Plan, as amended, was adopted by our board of directors and approved by our stockholders June 18, 1997. The 1997 plan authorized the issuance of up to 6,000,000 shares of our common stock. As of March 21, 2002, options to purchase an aggregate of 1,225,780 shares of our common stock at a weighted average exercise price of $1.58 per share are outstanding under the 1997 plan. Since the closing of our initial public offering in June 2000, the 1997 plan was terminated and no additional grants of stock options will be made under the 1997 plan.

     Options granted under the 1997 plan are not transferable by the optionee except by will or by the laws of descent and distribution. Options will become immediately exercisable in the event of a change of control if the surviving company does not assume the options granted under the 1997 plan.

  The 2000 Stock Plan

     Our board of directors and stockholders approved the 2000 stock plan in February 2000. This plan provides for the granting of:

     - incentive stock options under the Internal Revenue Code of 1986,

     - options that do not qualify as incentive stock options,

     - stock awards or stock bonuses and

     - sales of stock.

     The 2000 stock plan provides for the grants of these options and other awards to officers, directors, full and part-time employees, advisors and consultants. Only full-time employees may receive incentive stock options. We reserved 3,000,000 shares of common stock for issuance under the 2000 stock plan and there are outstanding options to purchase 2,023,956 shares of common stock under this plan as of March 21, 2002. Our compensation committee administers the 2000 stock plan and has the sole authority to determine:

     - the meaning and application of the terms of the plan and all grant agreements,

     - the persons to whom option or stock grants are made,

     - the nature and amount of option or stock grants,

     - the price to be paid upon exercise of each option,

     - the period within which options may be exercised,

     - the restrictions on stock awards and

     - the other terms and conditions of awards.

     In September 2000, the compensation committee delegated its authority under the 2000 stock plan to a stock option subcommittee to grant certain options to non-executive employees. The board of directors appointed Mahendra G. Shah, Ph.D. and R. Brent Dixon as the member of the stock option subcommittee. Dr. Shah is currently the sole member of the stock option subcommittee.

     In order to meet one of the requirements of Section 162(m) of the Internal Revenue Code, the 2000 stock plan limits to 750,000 the number of shares that may be covered by grants to any single person in any one calendar year.

     The exercise price per share for incentive stock options cannot be less than the fair market value of our common stock on the date of the grant. If a recipient owns more than 10.0% of our common stock, incentive stock options granted to that recipient must have an exercise price of not less than 110.0% of the fair market value of our common stock on the grant date. Determinations of fair market value are made in accordance with the 2000 stock plan. The compensation committee has the authority to determine the exercise price for non-qualified stock options.

     The compensation committee has the authority to determine the term of each option. However, the term of stock options may not exceed 10 years from the date of grant. In the case of an incentive option granted to an owner of more than 10.0% of our common stock, the term may not exceed five years from the date of grant. Generally, the recipient of an option may exercise it only while employed by us, except that a recipient may exercise vested options for 60 days after termination of employment or such later date as set forth in the grant agreement, a recipient may exercise vested options for 12 months following disability, and if a recipient dies while employed by us, his or her estate, heirs or beneficiaries may exercise vested options held by the recipient within 12 months following the date of death. The plan also provides for the acceleration of vesting and exercisability of options and vesting of stock awards if we are subject to a change of control.

     The compensation committee has the authority to award stock under the plan as stock bonuses. In addition, the compensation committee may issue stock under the 2000 stock plan for consideration, including promissory notes and services. The compensation committee also has the authority to determine the terms, conditions and restrictions of stock awards and sales of stock, which may include restrictions on transferability, voting, repurchase by us and forfeiture of shares. If shares of the stock are subject to forfeiture, we will retain all dividends or other distributions paid on the stock until the shares are no longer subject to forfeiture, at which time we will pay all accumulated amounts to the recipient. Unless otherwise determined by the compensation committee, shares awarded as a stock bonus to an officer or director may not be sold until six months after the date of the award. All shares relating to stock awards or stock sales are counted against the aggregate number of shares available for granting awards under the 2000 stock plan.

     If a stock split, stock dividend, consolidation, recapitalization, reorganization or similar event occurs, we will make proportional adjustments to the number of shares of common stock reserved for issuance under the 2000 stock plan and issuable under outstanding options and adjustments to the exercise prices of outstanding options.

     Awards under the 2000 stock plan are not transferable except by will or the laws of descent and distribution. The 2000 stock plan will terminate in February 2010, and we may not grant awards under it after termination. Our board of directors may amend, alter or discontinue the 2000 stock plan at any time, provided that we must obtain stockholder approval for any change that would increase the number of shares reserved for issuance or would change the class of persons eligible to receive grants. In addition, the board may not amend the plan to:

     - fix the exercise price per share for incentive stock options at less than 100.0% of the fair market value of a share of common stock on the date of grant,

     - extend the expiration date of the plan,

     - extend the maximum period of ten years during which holders may exercise options or

     - materially increase the benefits to participants under the plan.

     In no event may the board or stockholders amend the plan, alter or impair the rights of an existing recipient without their consent.

     As a condition to the exercise of an option, the vesting or award of a stock bonus or the vesting or sale of stock, we may require the recipient to pay to us all applicable federal, state and local taxes that we must withhold. At the discretion of the compensation committee and upon the request of a recipient, the withholding tax requirements may be satisfied by withholding shares of stock otherwise issuable to the recipient.

  Employee Stock Purchase Plan

     Our employee stock purchase plan was adopted in February 2000 and is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Internal Revenue Code. As amended March 2002, we have reserved 700,000 shares of common stock for the stock purchase plan and currently there are 25,183 shares of common stock issued under this plan. In order to participate in the stock purchase plan, employees must meet eligibility requirements, including length of employment. At present, participating employees are able to direct us to make payroll deductions of up to 7.0% of their regular compensation during an offering period for the purchase of shares of our common stock. Each offering period is six months and the first offering period began on July 1, 2000. The stock purchase plan provides participating employees with the right, subject to specific limitations, to purchase our common stock at a price equal to 85.0% of the lesser of the fair market value of our common stock on the first or last day of the offering period. The stock purchase plan will terminate on December 31, 2010. The board of directors has the authority to amend, suspend or discontinue the stock purchase plan as long as the change will not adversely affect participants without their consent and as long as we receive any stockholder approval required by law.

  401(k) Profit Sharing Plan

     We have established a tax-qualified employee savings and retirement plan for all of our employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under the 401(k) plan, employees may elect to reduce their current compensation by up to 15.0% or the statutory dollar limit, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, we match a percentage of an employee's contribution that we establish from time to time. Each employee is fully vested in his or her salary contributions and our matching contributions vest over six years.

     We intend for the 401(k) plan to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock and as adjusted to reflect the sale of the shares of common stock in this offering, by:

     - each person or entity we know to own beneficially more than 5.0% of our common stock as of March 21, 2002,

     - each of our directors,

     - each of the named executive officers and

     - all directors and executive officers as a group.

     Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and/or investment power with his spouse, with respect to all shares of capital stock listed as owned by that person or entity. Except as otherwise noted below, the address of each person listed below is our address.

     The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission and assumes the underwriters do not exercise their over-allotment option. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days of the date of this prospectus through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.


                                                                           PERCENTAGE OF SHARES
                                                                            BENEFICIALLY OWNED
                                                                        ---------------------------
                                                    NUMBER OF SHARES       BEFORE         AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER               BENEFICIALLY OWNED   OFFERING (%)   OFFERING (%)
------------------------------------               ------------------   ------------   ------------
Kapoor-Pharma Investments, L.P.(1)...............       9,172,791           33.0           26.8
  225 E. Deerpath, Suite 250
  Lake Forest, IL 60045
John N. Kapoor, Ph.D.(1).........................       9,172,791           33.0           26.8
R. Brent Dixon...................................         956,700            3.4            2.8
Mahendra G. Shah, Ph.D.(2).......................         904,965            3.2            2.6
Robert D. Godfrey, Jr.(3)........................         143,437              *              *
Balaji Venkataraman(4)...........................         170,625              *              *
Christopher Offen(5).............................          28,124              *              *
Jerry N. Ellis(6)................................           4,687              *              *
Pierre Lapalme(7)................................           8,687              *              *
Jon S. Saxe(8)...................................           8,437              *              *
Patrick J. Zenner................................              --              *              *
All directors and executive officers as a group
  (12 persons)(9)................................      10,493,755           36.8           30.0


---------------

 *  Represents less than one percent ownership.
(1) John N. Kapoor, Ph.D., one of our directors, is the president and sole stockholder of the managing general partner of Kapoor-Pharma Investments, L.P. In such capacity, Dr. Kapoor has the authority to vote and dispose of the shares owned by Kapoor-Pharma Investments and is therefore deemed the beneficial owner of those shares.
(2) Includes 436,875 shares of common stock issuable upon exercise of stock options exercisable within 60 days. Also includes 15,000 shares that Dr. Shah owns as custodian for his daughter that he may be deemed to beneficially own.
(3) Includes 143,437 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(4) Includes 170,625 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(5) Includes 28,124 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(6) Includes 4,687 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(7) Includes 8,437 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(8) Includes 8,437 shares of common stock issuable upon exercise of stock options exercisable within 60 days.
(9) Includes 852,184 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OFFICERS AND DIRECTORS

     Mahendra G. Shah, Ph.D., our Chairman and Chief Executive Officer, was the Vice President of EJ Financial Enterprises, Inc. through December 31, 2000. John
N. Kapoor, Ph.D., one of our directors, is President and sole stockholder of EJ Financial. EJ Financial is the managing general partner of Kapoor-Pharma Investments, L.P. which beneficially owns 33.0% of our common stock before the offering. Also, John N. Kapoor, Ph.D. is Trustee of the John N. Kapoor Trust, dated September 30, 1989. The John N. Kapoor Trust is a partner of Kapoor-Pharma Investments, L.P.

REIMBURSEMENT AGREEMENT

     On April 14, 2000, we entered into a reimbursement agreement with the Kapoor Children's 1992 Trust (the "1992 Trust"). Under this agreement, the 1992 Trust agreed to pledge to LaSalle Bank securities and investments in the amount of $10.0 million as collateral for the bridge loan that we entered into with LaSalle Bank to acquire Ponstel and Cognex. John Kapoor is the husband of Editha Kapoor, the Trustee of the 1992 Trust, and their children are the beneficiaries of the 1992 Trust. As consideration for this pledge, we paid the 1992 Trust a fee of $16,848 in 2000.

COLLABORATION AGREEMENT

     In 1998, we entered into a collaboration agreement with Inpharmakon Corporation under which we acquired rights to the proprietary information for our migraine product FHPC 01 currently under development. Under the agreement, we must develop a workable once-a-day formulation for the drug, conduct clinical trials, file for and obtain regulatory approval and begin commercial sales of the product within prescribed times. If we do not reach specified milestones on a timely basis, Inpharmakon may terminate the agreement. In the event that Inpharmakon terminates the agreement, the rights to develop FHPC 01 will revert back to Inpharmakon who will, under certain circumstances, be free to develop and market the product using the once-a-day formulation and the data from clinical trials and all other information acquired or developed by us in connection with our development efforts. We must also pay up to an aggregate of $950,000 in non-refundable fees at various developmental milestones through and including regulatory approval of the product, and, in the event of commercial sales of the product, we must pay royalties at rates which we believe are within industry customary ranges. If we elect to sell the business opportunity to a third party, we must share the proceeds of the sale with Inpharmakon. Pursuant to this agreement and its amendment described below, we paid $1,000, $201,000 and $200,000 to Inpharmakon in 1999, 2000 and 2001, respectively. The agreement expires on October 31, 2008 with automatic five-year renewals thereafter. The John N. Kapoor, Ph.D. Trust owns 50.0% of the shares of Inpharmakon Corporation. In addition, Dr. Shah was Chairman of Inpharmakon Corporation through December 2000 and owns options to purchase 25,000 shares of Inpharmakon.

     The other owner of Inpharmakon has previously sought to renegotiate some of the terms of this agreement based on disputes concerning our achievement of milestones. In May 2000, we entered into an amendment of this collaboration agreement in which both parties released each other from any previous claims or disputes under the agreement. The amendment deleted provisions permitting Inpharmakon to terminate the agreement if we do not initiate clinical trials within a specified time period after completing a clinical biostudy on our migraine product under development or if we do not file an NDA within a specified time period after completing clinical trials. In addition, the amendment provides for an increase in the total aggregate amount of milestone payments that we must pay for development of the migraine product from $700,000 to $950,000. The amendment also required that we pay Inpharmakon $200,000 upon completion of our initial public offering, which we paid in June 2000.

CONVERSION OF NOTE INTO COMMON STOCK

     On January 11, 1999, Kapoor-Pharma Investments loaned us $1.6 million at an interest rate of 2.0% over the prime rate. In December, 1999, we converted principal and $145,000 of accrued interest into 837,593 shares of common stock pursuant to the terms of the loan agreement. We used this loan to acquire the Robinul product line.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.001, and 1,000,000 shares of preferred stock, par value $.001. After completion of this offering, there will be 34,260,092 shares of common stock outstanding based on shares outstanding on March 21, 2002 assuming that the underwriters do not exercise their over-allotment right and assuming no exercise of options outstanding on March 21, 2002, and no shares of preferred stock outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of common stock have no cumulative voting rights with respect to the election of directors or any other matter.

     Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such time and in such amounts as the board of directors may from time to time determine.

     Upon the liquidation, dissolution, distribution of assets or winding up of the company, holders of common stock are entitled to share ratably, in proportion to the number of shares of common stock held, all the assets remaining after distribution of the full preferential amounts due to the holders of the outstanding shares of preferred stock, if any.

     Holders of common stock are not entitled to preemptive rights or rights to covert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Under our restated certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company, which could have a depressive effect on the market price of our common stock. We have no present plan to issue any shares of preferred stock.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder,

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10.0% or more of the assets of the corporation,

     - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CHARTER AND BYLAWS ANTI-TAKEOVER PROVISIONS

     Pursuant to our restated certificate of incorporation, the board of directors is divided into three classes of directors. Directors within each class are elected to serve three-year terms and one-third of the directors sit for election at each annual meeting of stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of us by a proxy contest since a third party would be required to have its nominees elected at two separate meetings of the board of directors in order to elect a majority of the member of the board. A director may be removed only for cause or by a vote of at least two-thirds of the shares entitled to vote for election of directors.

     In addition, our restated certificate of incorporation also provides that amendment of our bylaws by stockholders requires a vote of at least two-thirds of the shares entitled to vote for the election of directors. This supermajority restriction makes it more difficult for stockholders to require an amendment of the bylaws and enhances the board's power with respect to matters of corporate governance that are governed by the bylaws. Our bylaws establish an advance notice procedure for stockholders to bring matters before stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting, nominations or proposals brought before the meeting by or at the direction of the board of directors and nominations or proposals by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of his or her intention to bring that nomination or proposal before the meeting.

     The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of us.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our restated certificate of incorporation contains certain provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as:

     - for any breach of the director's duty of loyalty to us or our stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - for any acts under Section 174 of the Delaware General Corporation Law or

     - for any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     In addition, our restated certificate of incorporation and bylaws provide the directors and executive officers indemnification protection to the fullest extent permitted by Delaware law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers. Our bylaws permit us to enter into agreements providing to each officer or director indemnification rights substantially similar to those set forth in the bylaws and such agreements have been entered into by each member of our board of directors and each of our executive officers. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by our bylaws, it provides greater assurances to directors and executive officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the board of directors or by the stockholders to eliminate the rights it provides.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is LaSalle Bank National Association.

NASDAQ NATIONAL MARKET LISTING

     The shares of common stock of First Horizon are traded on the Nasdaq National Market under the symbol "FHRX."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

     Upon completion of this offering, we will have outstanding 34,260,092 shares of common stock based on shares outstanding on March 21, 2002, assuming no exercise of outstanding options and no exercise of the underwriters' over-allotment option. The 6,500,000 shares sold in this offering, or 7,475,000 shares if the underwriters exercise their over-allotment option, and 18,118,521 of our shares outstanding as of March 21, 2002 will be freely tradeable under the Securities Act after this offering. This leaves 9,641,571 shares outstanding as of March 21, 2002 that will be eligible for sale in the public market after expiration of lock-up agreements ending 90 days after the date of the final prospectus in this offering, subject in some cases to volume and other restrictions under Rule 144 of the Securities Act for officers and directors and affiliates, as defined in the Securities Act.

     In addition, 3,249,736 shares are issuable upon the exercise of options outstanding as of March 21, 2002. Of these shares, 852,184 will be eligible for sale after expiration of lock-up agreements ending 90 days after the date of this final prospectus, subject in some cases to restrictions imposed on officers, directors and affiliates under Rule 144.

     In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding, which will equal approximately 343,000 shares immediately after this offering or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

     We filed a registration statement under the Securities Act covering the 3,000,000 shares of common stock reserved for issuance under our 2000 stock plan and the 2,637,000 outstanding shares under our 1997 Non-qualified Stock Option Plan. Shares that are issued under the plans will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates.

RULE 144(K)

     Under Rule 144(k), a person who was not an affiliate of the company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which generally includes the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING


     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc., Thomas Weisel Partners LLC and LaSalle Capital Markets, a division of ABN AMRO Financial Services, Inc. have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:



                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Deutsche Bank Securities Inc................................
Banc of America Securities LLC..............................
J.P. Morgan Securities Inc..................................
Thomas Weisel Partners LLC..................................
LaSalle Capital Markets, a division of ABN AMRO Financial
  Services, Inc.............................................
                                                              --------
          Total.............................................
                                                              ========


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers
at a price that represents a concession not in excess of $     per share under
the public offering price. The underwriters may allow, and these dealers may
re-allow, a concession of not more than $     per share to other dealers. After
the public offering, the representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 975,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

     The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and
commissions are expected to be      % of the public offering price. We have
agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                 TOTAL FEES
                                                ---------------------------------------------
                                                 WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                                FEE PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                -------------   ---------------------   ---------------------
Discounts and commissions paid
  by us.......................        $                   $                       $

     In addition, we estimate that our expenses for this offering, excluding
underwriting discounts and commissions, will be approximately $     .

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.


     Each of our officers and directors and Kapoor-Pharma Investments, L.P. has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our stock option plans and our employee stock purchase plan.


     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short sales position in our common stock for their own account. A short sales position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.


     From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, banking and other services to us. In particular, Deutsche Bank Securities Inc. is an affiliate of Bankers Trust Company, which is the administrative agent and a lender under our senior secured term loan, Banc of America Securities LLC is an affiliate of Bank of America, N.A., which is a lender under our senior secured term loan and LaSalle Capital Markets, a division of ABN AMRO Financial Services, Inc., is an affiliate of LaSalle Bank National Association, which is a lender under our senior secured term loan. Pursuant to Rule 2710 of the National Association of Securities Dealers, Inc., or the NASD, Deutsche Bank Securities Inc. is deemed to have received additional underwriting compensation in the amount of 1.0% of the gross offering proceeds in connection with an agreement with us relating to the provision of future services.



     Deutsche Bank Securities Inc., Banc of America Securities LLC and LaSalle Capital Markets, a division of ABN AMRO Financial Services, Inc. are each members of the NASD. Because we expect that more than 10.0% of the net proceeds of this offering will be paid to affiliates of Deutsche Bank Securities Inc., Banc of America Securities LLC and LaSalle Capital Markets, a division of ABN AMRO Financial Services, Inc., this offering is being conducted in accordance with the applicable requirements of Rule 2720(c)(3) of the NASD regarding the underwriting of securities of a company with which a member has a conflict of interest within the meaning of that rule. Rule 2720(c)(3)(B) requires that when an NASD member participates in the underwriting of a company with which such member has a conflict of interest, the offering be of a class of equity securities for which a "bona fide independent market" exists as of the date of the filing of the registration statement and as of the effective date of the registration statement. A "bona fide independent market" exists for our common stock on the date of this prospectus as that term is defined under Rule 2720.


                                 LEGAL MATTERS

     The validity of the shares of common stock that we are offering will be passed upon for us by Arnall Golden Gregory LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Heller Ehrman White & McAuliffe LLP.

                                    EXPERTS

     The audited consolidated financial statements of First Horizon Pharmaceutical Corporation included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of the Sular Product Line and the Furadantin Product of Dura Pharmaceuticals, Inc. included in this prospectus and elsewhere in the registration statement have been included herein in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in public accounting and auditing.

     The audited statement of tangible net liabilities sold of the Prenate Product Line at August 20, 2001, and the related statements of net sales and product contribution for the period January 1, 2001 through August 20, 2001 and the year ended December 31, 2000 appearing in this registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 regarding the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information on us and our common stock, please see the registration statement, including the exhibits, and the financial statements and notes filed as a part of the registration statement. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of it, or any reports, statements or other information we have filed or file, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the SEC upon the payment of fees prescribed by it. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Pro Forma Financial Information:
  Overview to Unaudited Pro Forma Financial Information.....  F-2
  Unaudited Pro Forma Balance Sheet.........................  F-3
  Unaudited Pro Forma Statement of Operations...............  F-4
  Notes to Unaudited Pro Forma Balance Sheet and Statement
     of Operations..........................................  F-5
First Horizon Pharmaceutical Corporation:
  Report of Independent Public Accountants..................  F-7
  Consolidated Balance Sheets...............................  F-8
  Consolidated Statements of Operations.....................  F-9
  Consolidated Statements of Stockholders' Equity...........  F-10
  Consolidated Statements of Cash Flows.....................  F-11
  Notes to Consolidated Financial Statements................  F-12
Sular:
  Report of Independent Auditors............................  F-30
  Statements of Net Assets To Be Sold.......................  F-31
  Statements of Revenues and Direct Expenses................  F-32
  Notes to Financial Statements.............................  F-33
Furadantin:
  Independent Auditors' Report..............................  F-36
  Statements of Net Sales and Product Contribution..........  F-37
  Notes to Financial Statements.............................  F-38
Prenate:
  Report of Independent Auditors............................  F-40
  Statement of Tangible Net Liabilities Sold................  F-41
  Statements of Net Sales and Product Contribution..........  F-42
  Notes to Financial Statements.............................  F-43

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma statement of operations for the year ended December 31, 2001 gives effect to the acquisitions of Prenate, Furadantin and Sular as if they had occurred on January 1, 2001. The actual results of Prenate and Furadantin are included in the Company's statement of operations beginning on their acquisition dates, August 20, 2001 and December 21, 2001, respectively. The following unaudited pro forma balance sheet as of December 31, 2001 gives effect to the Sular acquisition as if it had occurred on December 31, 2001. The Prenate and Furadantin acquisitions are reflected within the Company's balance sheet as of December 31, 2001.

     The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma financial information is not necessarily indicative of operating results or financial position that would have been achieved had the acquisitions been consummated on the dates indicated and should not be construed as representative of future operating results or financial position. Specifically, the Company expects to incur additional selling expenses related to its promotional efforts for the product acquisitions on an ongoing basis, as well as up-front costs expected to be incurred related to the initial launch of these products. In addition, the historical development activities related to these products are not necessarily indicative of such activities the Company may conduct in the future. The pro forma financial information should be read in conjunction with the financial statements and notes thereto of the Company and the Prenate, Furadantin and Sular acquisitions, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

     The pro forma adjustments were applied to the respective historical financial statements to reflect and account for the acquisitions using the purchase method of accounting. The total purchase cost will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The allocation of the aggregate purchase prices is preliminary. The actual purchase accounting to reflect the fair values of the assets to be acquired and liabilities to be assumed will be based upon valuation studies that are not yet complete and management's evaluation of such assets and liabilities. Accordingly, the pro forma financial information presented herein is subject to change pending the final purchase price allocations. Management does not expect that differences between the preliminary and final purchase price allocations will have a material impact on the Company's financial position or results of operations.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 (IN THOUSANDS)

                                                              DECEMBER 31, 2001
                                 ----------------------------------------------------------------------------
                                                   PRO FORMA
                                 FIRST HORIZON    ADJUSTMENTS                    PRO FORMA
                                 PHARMACEUTICAL   TO REFLECT                    ADJUSTMENTS
                                  CORPORATION        SULAR                      TO REFLECT         PRO FORMA
                                     ACTUAL       ACQUISITION       PRO FORMA    OFFERING         AS ADJUSTED
                                 --------------   -----------       ---------   -----------       -----------
ASSETS
Current assets:
  Cash and cash equivalents....     $ 53,458       $ (49,780)(A)    $  3,678     $  (3,678)(C)     $     --
  Accounts receivable, net.....       12,244              --          12,244            --           12,244
  Inventories..................        4,363           5,936(B)       10,299            --           10,299
  Samples and other prepaid
    expenses...................        1,243              --           1,243            --            1,243
  Income taxes receivable......        1,674              --           1,674            --            1,674
  Current deferred tax
    assets.....................          323              --             323            --              323
                                    --------       ---------        --------     ---------         --------
        Total current assets...       73,305         (43,844)         29,461        (3,678)          25,783
                                    --------       ---------        --------     ---------         --------
Property and equipment, net....          710              --             710            --              710
Other assets:
  Intangibles, net.............       92,849         181,109(B)      273,958            --          273,958
  Deferred tax assets..........        2,230              --           2,230            --            2,230
  Other........................        1,056           1,630(I)        2,686        (2,630)(I)           56
                                    --------       ---------        --------     ---------         --------
        Total other assets.....       96,135         182,739         278,874        (2,630)         276,244
                                    --------       ---------        --------     ---------         --------
        Total assets...........     $170,150       $ 138,895        $309,045     $  (6,308)        $302,737
                                    ========       =========        ========     =========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............     $  4,540       $      --        $  4,540     $      --         $  4,540
  Accrued expenses.............       22,102           1,895(B)       23,997            --           23,997
  Current portion of long term
    debt.......................           --         137,000(H)      137,000      (136,277)(C)          723
                                    --------       ---------        --------     ---------         --------
        Total current
          liabilities..........       26,642         138,895         165,537      (136,277)          29,260
                                    --------       ---------        --------     ---------         --------
Long-term liabilities:
  Deferred tax liabilities.....           --              --              --            --               --
  Other long-term
    liabilities................          144              --             144            --              144
                                    --------       ---------        --------     ---------         --------
        Total liabilities......       26,786         138,895         165,681      (136,277)          29,404
Stockholders' equity:
  Common stock.................           28              --              28             6(C)            34
  Additional paid-in capital...      131,560              --         131,560       132,593(C)       264,153
  Deferred compensation........         (557)             --            (557)           --             (557)
  Retained earnings............       12,333              --          12,333        (2,630)(I)        9,703
                                    --------       ---------        --------     ---------         --------
        Total stockholders'
          equity...............      143,364              --         143,364       129,969          273,333
                                    --------       ---------        --------     ---------         --------
        Total liabilities and
          stockholders'
          equity...............     $170,150       $ 138,895        $309,045     $  (6,308)        $302,737
                                    ========       =========        ========     =========         ========

The accompanying notes are an integral part of this unaudited pro forma balance sheet.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            YEAR ENDED DECEMBER 31, 2001
                                ------------------------------------------------------------------------------------
                                   FIRST
                                  HORIZON
                                CORPORATION    PRENATE*     FURADANTIN**      SULAR       PRO FORMA       PRO FORMA
                                  ACTUAL      ACQUISITION   ACQUISITION    ACQUISITION   ADJUSTMENTS     AS ADJUSTED
                                -----------   -----------   ------------   -----------   -----------     -----------
Net revenues..................  $   69,290      $10,957        $4,398        $45,854      $      --      $   130,499
Operating costs and expenses:
  Cost of revenues............      10,354        1,958         1,160         16,742         (4,870)(D)       25,344
  Selling, general and
    administrative expenses...      38,689        5,669            --          1,475             --           45,833
  Depreciation and
    amortization..............       2,724           --            --            557         11,612(E)        14,893
  Research and development
    expense...................       1,819          328            --            213             --            2,360
                                ----------      -------        ------        -------      ---------      -----------
        Total operating costs
          and expenses........      53,586        7,955         1,160         18,987          6,742           88,430
                                ----------      -------        ------        -------      ---------      -----------
Operating income..............      15,704        3,002         3,238         26,867         (6,742)          42,069
Other income (expense)
  Interest expense............          (4)                                                     (51)(J)          (55)***
  Interest income.............       1,874                                                   (1,818)(F)           56
  Other.......................           4                                                       --                4
                                ----------                                                ---------      -----------
        Total other income
          (expense)...........       1,874                                                   (1,869)               5
                                ----------                                                ---------      -----------
Income before provision for
  income taxes................      17,578                                                   (8,611)          42,074
Provision for income taxes....      (6,855)                                                  (9,284)(G)      (16,139)
                                ----------                                                ---------      -----------
Net income....................  $   10,723                                                $ (17,895)     $    25,935
                                ==========                                                =========      ===========
Net income per common share:
  Basic.......................  $     0.44                                                               $      0.84
                                ==========                                                               ===========
  Diluted.....................  $     0.41                                                               $      0.80
                                ==========                                                               ===========
Weighted average shares
  outstanding:
  Basic.......................      24,474                                                  6,500(C)          30,974
                                ==========                                                =========      ===========
  Diluted.....................      25,845                                                  6,500(C)          32,345
                                ==========                                                =========      ===========

---------------

  * Reflects Sanofi-Synthelabo's Prenate results from January 1, 2001 through August 20, 2001.

 ** Reflects Dura Pharmaceuticals' Furadantin results from January 1, 2001 through December 21, 2001.

*** Excludes interest expense of approximately $5 million that will be recorded by the Company related to the initial debt financing of the Sular acquisition, assuming closing of this offering on May 15, 2002. See Notes H and I.

     The accompanying notes are an integral part of this unaudited pro forma statement of operations.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                          AND STATEMENT OF OPERATIONS

A. Represents the use of available cash to finance the portion of the Sular acquisition not funded by the $137.0 million credit facility described in Note H, as well as the $2.6 million of transaction costs related to the credit facility, offset by the $1.0 million purchase price prepaid to AstraZeneca in 2001, described in Note I.

B. Represents the preliminary purchase price allocation to net assets acquired in connection with the Sular acquisition. Up to $30.0 million of additional purchase price will be payable after closing subject to the achievement of certain performance milestones. These contingent payments have not been included in the table below (in thousands):

      Total acquisition cost......................................  $185,150
                                                                    ========

      Allocation to inventory acquired............................     5,936
      Allocation to intangibles acquired..........................   181,109
      Allocation to liabilities assumed...........................    (1,895)
                                                                    --------
                                                                    $185,150
                                                                    ========

C. Represents the proceeds from the issuance of 6,500,000 shares of common stock, par value $.001 at a price of $21.75 per share, net of underwriting discounts, commissions and estimated offering expenses of $8.8 million, for net proceeds of $132.6 million. These proceeds will be used to repay borrowings under the senior secured credit facility described in Note H.

D. Represents the change in unit prices the Company will pay for the product pursuant to manufacturing and supply agreements it has entered into in connection with the acquisitions, offset by the amortization of up front fees paid to secure these agreements. Such up-front fees are being amortized over the life of the related manufacturing and supply agreements. For Furadantin and Prenate, the adjustment is an increase to cost of revenues of $137,000 and $190,000, respectively, and for Sular, the adjustment is a reduction of cost of revenues of $5,197,000.

E. The following table summarizes the preliminary allocation of purchase price to the fair value of the intangible assets acquired, and the applicable useful lives assigned:

                                                  PRENATE     USEFUL   FURADANTIN    USEFUL      SULAR      USEFUL
                                                ACQUISITION    LIFE    ACQUISITION    LIFE    ACQUISITION    LIFE
                                                -----------   ------   -----------   ------   -----------   ------
                                                           (IN THOUSANDS, EXCEPT FOR USEFUL LIFE DATA)
      License rights..........................    $44,926       20       $15,804       20      $161,329       20
      Tradename...............................      5,500       20           320       20         2,560       20
      Managed care contracts..................      1,430        5            --       na         6,870        5
      Supply agreements (See Note D)..........        940        3           200      1.4        10,350       10
                                                  -------                -------               --------
        Total.................................    $52,796                $16,324               $181,109
                                                  =======                =======               ========

     The following table summarizes the related pro forma adjustments for amortization:

                                            PRENATE     FURADANTIN       SULAR
                                          ACQUISITION   ACQUISITION   ACQUISITION    TOTAL
                                          -----------   -----------   -----------   -------
Annual amortization of intangibles
  acquired:
License rights..........................    $2,246         $790         $8,066
Tradename...............................       275           16            128
Managed care contracts..................       286           --          1,374
                                            ------         ----         ------
  Total.................................     2,807          806          9,568
Less: amortization included in actual
  operations............................       987           25            557
                                            ------         ----         ------
  Pro forma adjustment..................    $1,820         $781         $9,011      $11,612
                                            ======         ====         ======      =======

F. Represents a reduction of interest income at a rate of 3.4% due to the use of cash for the Sular acquisition.

G. Represents the application of the statutory tax rate of 37.9% to the incremental pro forma income before taxes.


H. On January 31, 2002 the Company received a commitment for a senior secured credit facility arranged by Deutsche Bank Securities Inc. for $152.0 million consisting of a $127.0 million term loan and a $25.0 million revolving loan. The Company borrowed $127.0 million under the term loan and $10.0 million under the revolving loan to partially fund the purchase of Sular. Borrowings under the term loan bear interest at the Company's option at the base rate in effect from time to time plus an applicable margin or the Eurodollar rate, plus an applicable margin, and mature six months from the closing date of the Sular transaction. Borrowings under the revolving loan bear interest at the Company's option at the base rate in effect from time to time plus an applicable margin or the Eurodollar rate, plus an applicable margin, and mature three years from the closing date of the Sular transaction, provided that, in the event the term loan is not repaid in full from the proceeds of one or more stock offerings or other junior financing on or prior to the term loan maturity date, then the revolving loan will mature on the same date as the term loan. The Company intends to reduce these borrowings with the proceeds from this offering.


I. To reflect the Sular acquisition, represents (i) initial loan fees of approximately $2.6 million which were incurred in connection with obtaining the credit facility described in Note H, and which will be amortized into interest expense over the expected period over which borrowings will be outstanding, reduced by (ii) the reclassification to Intangibles of $1.0 million, representing the purchase price amount prepaid to AstraZeneca by the Company in 2001. To reflect the offering, loan fees are expensed in connection with the repayment of the borrowings.

   Depending upon the period of time over which these borrowings remain outstanding, additional fees of between $800,000 and $2.5 million would be required to be paid. For purposes of this pro forma statement of operations, the interest expense that the Company will incur, along with the amortization of the financing costs described above have been excluded due to the Company's intent to repay borrowings under the credit facility with the proceeds from this offering.

J. To reflect interest expense on borrowings to fund the Sular acquisition not repaid from proceeds of the offering, calculated based on average LIBOR rates during 2001 plus the 3.25% margin included in the revolving loan component of the senior secured credit facility described in Note H.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of First Horizon Pharmaceutical Corporation

     We have audited the accompanying consolidated balance sheets of FIRST HORIZON PHARMACEUTICAL CORPORATION (a Delaware corporation) and subsidiary as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Horizon Pharmaceutical Corporation and subsidiary as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 12, 2002

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       2001
                                                              -------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $14,228   $ 53,458
  Accounts receivable, net of allowance for doubtful
    accounts and discounts of $284 and $1,087 at December
    31, 2000 and December 31, 2001, respectively............    6,710     12,244
  Inventories...............................................    2,648      4,363
  Samples and other prepaid expenses........................    1,341      1,243
  Income taxes receivable...................................       --      1,674
  Current deferred tax assets...............................    1,203        323
                                                              -------   --------
         Total current assets...............................   26,130     73,305
                                                              -------   --------
Property and equipment, net.................................      803        710
Other assets:
  Intangibles, net..........................................   23,150     92,849
  Deferred tax assets.......................................       --      2,230
  Other.....................................................       --      1,056
                                                              -------   --------
         Total other assets.................................   23,150     96,135
                                                              -------   --------
         Total assets.......................................  $50,083   $170,150
                                                              =======   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Account payable...........................................  $ 1,815   $  4,540
  Accrued expenses..........................................    8,987     22,102
  Current portion of long-term debt.........................      221         --
                                                              -------   --------
         Total current liabilities..........................   11,023     26,642
                                                              -------   --------
Long-term liabilities:
  Deferred tax liabilities..................................      488         --
  Other long-term liabilities...............................       --        144
                                                              -------   --------
         Total liabilities..................................   11,511     26,786
                                                              -------   --------
COMMITMENTS AND CONTINGENCIES (NOTE 11)
Stockholders' equity:
  Preferred stock, 1,000,000 shares authorized and none
    outstanding.............................................       --         --
  Common stock, $0.001 par value; 40,000,000 shares
    authorized; 12,972,900 and 27,626,002 shares issued and
    outstanding at December 31, 2000 and December 31, 2001,
    respectively............................................       13         28
  Additional paid-in capital................................   37,792    131,560
  Deferred compensation.....................................     (843)      (557)
  Retained earnings.........................................    1,610     12,333
                                                              -------   --------
         Total stockholders' equity.........................   38,572    143,364
                                                              -------   --------
         Total liabilities and stockholders' equity.........  $50,083   $170,150
                                                              =======   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999      2000      2001
                                                              -------   -------   -------
Net revenues................................................  $18,625   $36,650   $69,290
Operating costs and expenses:
  Cost of revenues..........................................    3,140     5,436    10,354
  Selling, general and administrative expense...............   12,546    24,217    38,689
  Depreciation and amortization.............................      424     1,091     2,724
  Research and development expense..........................      860     1,784     1,819
                                                              -------   -------   -------
         Total operating costs and expenses.................   16,970    32,528    53,586
                                                              -------   -------   -------
Operating income............................................    1,655     4,122    15,704
Other (expense) income:
  Interest expense..........................................     (357)     (324)       (4)
  Interest income...........................................       12       348     1,874
  Other.....................................................        8        21         4
                                                              -------   -------   -------
         Total other (expense) income.......................     (337)       45     1,874
                                                              -------   -------   -------
Income before provision for income taxes....................    1,318     4,167    17,578
Provision for income taxes..................................     (548)   (1,660)   (6,855)
                                                              -------   -------   -------
Net income..................................................  $   770   $ 2,507   $10,723
                                                              =======   =======   =======
Net income per common share:
  Basic.....................................................  $  0.06   $  0.15   $  0.44
                                                              =======   =======   =======
  Diluted...................................................  $  0.06   $  0.13   $  0.41
                                                              =======   =======   =======
Weighted average common shares outstanding:
  Basic.....................................................   12,043    16,612    24,474
                                                              =======   =======   =======
  Diluted...................................................   13,463    19,106    25,845
                                                              =======   =======   =======

 The accompanying notes are an integral part of these consolidated statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                      COMMON STOCK       ADDITIONAL                  ACCUMULATED
                                   -------------------    PAID-IN       DEFERRED      (DEFICIT)
                                     SHARES     AMOUNT    CAPITAL     COMPENSATION    EARNINGS      TOTAL
                                   ----------   ------   ----------   ------------   -----------   --------
BALANCE, December 31, 1998.......   7,981,248    $ 8      $  2,615       $   --        $(1,667)    $    956
Conversion of debt to equity.....     558,395      1         1,744           --             --        1,745
Deferred compensation............          --     --         1,428       (1,284)            --          144
Net income.......................          --     --            --           --            770          770
                                   ----------    ---      --------       ------        -------     --------
BALANCE, December 31, 1999.......   8,539,643      9         5,787       (1,284)          (897)       3,615
Stock options exercised..........      54,963     --            79           --             --           79
Net proceeds from the sale of
  shares.........................   4,378,294      4        31,183           --             --       31,187
Tax benefit from nonqualified
  stock option exercises.........          --     --           415           --             --          415
Deferred compensation............          --     --           328          441             --          769
Net income.......................          --     --            --           --          2,507        2,507
                                   ----------    ---      --------       ------        -------     --------
BALANCE, December 31, 2000.......  12,972,900     13        37,792         (843)         1,610       38,572
Stock options exercised..........     453,628     --           645           --             --          645
Net proceeds from the sale of
  shares.........................   4,604,266      5        83,679           --             --       83,684
Three-for-two common stock
  split..........................   9,015,397      9            (9)          --             --           --
Stock options exercised post
  stock split....................     573,468      1           335           --             --          336
Employee stock purchase plan.....       6,343     --           109           --             --          109
Tax benefit from nonqualified
  stock option exercises.........          --     --         8,922           --             --        8,922
Deferred compensation............          --     --            87          286             --          373
Net income.......................          --     --            --           --         10,723       10,723
                                   ----------    ---      --------       ------        -------     --------
BALANCE, December 31, 2001.......  27,626,002    $28      $131,560       $ (557)       $12,333     $143,364
                                   ==========    ===      ========       ======        =======     ========

 The accompanying notes are an integral part of these consolidated statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1999       2000      2001
                                                              -------   --------   -------
Cash flows from operating activities:
  Net income................................................  $   770   $  2,507   $10,723
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................      424      1,091     2,724
    Non-cash interest expense...............................      145         --        --
    Deferred income tax benefit.............................     (352)      (241)   (1,838)
    Non-cash compensation expense...........................      144        769       373
    Loss on disposal of equipment...........................       --         25        --
    Reduction in taxes payable - stock option exercises.....       --        415     8,922
    Changes in assets and liabilities, net of acquired
      assets and liabilities:
      Accounts receivable...................................   (1,753)    (3,810)   (5,534)
      Inventories...........................................     (396)    (1,942)   (1,813)
      Samples and other prepaid expenses....................      (83)      (788)       98
      Income taxes receivable...............................       --         --    (1,674)
      Notes receivable from related party...................       --         30        --
      Accounts payable......................................      357      1,021     2,725
      Accrued expenses and other............................    1,763      4,198     9,341
                                                              -------   --------   -------
         Net cash provided by operating activities..........    1,019      3,275    24,047
Cash flows from investing activities:
  Purchase of products......................................   (4,000)   (16,509)  (69,179)
  Purchase of property and equipment........................     (186)      (547)     (191)
                                                              -------   --------   -------
         Net cash used in investing activities..............   (4,186)   (17,056)  (69,370)
Cash flows from financing activities:
  Proceeds from (payments on) revolving loan agreement,
    net.....................................................      197       (800)       --
  Principal payments on long-term debt......................   (1,235)   (12,177)     (221)
  Proceeds from long-term debt..............................    4,000      9,500        --
  Net proceeds from issuance of common stock................       --     31,266    84,774
                                                              -------   --------   -------
         Net cash provided by financing activities..........    2,962     27,789    84,553
                                                              -------   --------   -------
Net change in cash and cash equivalents.....................     (205)    14,008    39,230
Cash and cash equivalents, beginning of period..............      425        220    14,228
                                                              -------   --------   -------
Cash and cash equivalents, end of period....................  $   220   $ 14,228   $53,458
                                                              =======   ========   =======

 The accompanying notes are an integral part of these consolidated statements.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business. First Horizon Pharmaceutical Corporation (formerly Horizon Pharmaceutical Corporation, the "Company"), a Delaware corporation, is a specialty pharmaceutical company that markets and sells brand name prescription products to primary care and select specialty physicians in the United States through their nationwide sales and marketing force. In addition, limited sales to European customers are made through local distributors in the region. The Company focuses on the treatment of cardiovascular, obstetrical and gynecological, pediatric and gastroenterological conditions and disorders. The Company's strategy is to acquire or license pharmaceutical products that other companies do not actively market, or that the Company believes have high sales growth potential, are promotion-sensitive and complement the Company's existing products. In addition, the Company seeks to maximize the value of their drugs by developing new patentable formulations, using new delivery methods and seeking regulatory approval for new indications of existing drugs.

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

     Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Revenue Recognition. Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments for discounts, rebates to customers, returns and other adjustments, which are provided in the same period that the related sales are recorded.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 is applicable to public companies and provides guidance on applying accounting principles generally accepted in the United States to revenue recognition issues in financial statements. Management believes the Company's revenue recognition criteria are consistent with the guidance provided by SAB No. 101.

     Cost of Revenues. Cost of revenues is comprised of purchased product costs, and includes the amortization of intangible assets associated with manufacturing and supply agreements entered into in connection with the purchase of products.

     Royalties. The Company pays royalties on the sale of certain products. These costs are included in selling, general and administrative expenses in the accompanying statements of operations. Total royalties were $620,000, $2.1 million and $3.4 million for the years ending December 31, 1999, 2000 and 2001, respectively.

     Research and Development. Research and development expenses consist primarily of costs incurred to develop formulations, engage contract research organizations to conduct clinical studies, test products under development and engage medical and regulatory consultants. The Company expenses all research and development costs as incurred. Research and development costs were $860,000, $1.8 million and $1.8 million for the years ended December 31, 1999, 2000 and 2001, respectively.

     Sales Deductions. Rebate costs, which are recorded as a reduction of sales, include estimated amounts for volume rebate programs, contractual price reductions with wholesalers

                    FIRST HORIZON PHARMACEUTICAL CORPORATION and insurance providers, and certain other sales related deductions. Provision for these estimated costs are recorded at the time of sale and are periodically adjusted to reflect actual experiences.

     Product Returns. The Company's customers generally may return product from six months prior to the expiration date of the product until six months after expiration. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists," a provision for these estimated returns is recorded at the time of sale and is periodically adjusted to reflect actual experience. These costs are recorded as a reduction to sales.

     Cash and Cash Equivalents. The Company considers only those investments that are highly liquid, and readily convertible to cash with an original maturity of three months or less to be cash equivalents.

     Concentration of Credit Risk. The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the United States. Historically, the Company has not experienced significant credit losses on its accounts. The Company's four largest customers accounted for approximately 69% and 82% of accounts receivable at December 31, 2000 and 2001, respectively.

     The following table presents a summary of sales to significant customers as a percentage of the Company's total revenues:

                          CUSTOMER                            1999   2000   2001
                          --------                            ----   ----   ----
McKesson Corporation........................................  28.2%  28.7%  21.5%
Cardinal Health, Inc. ......................................  19.4   14.4   21.2
AmerisourceBergen Corporation ..............................  15.0   18.9   20.3
Bindley Western Industries..................................   9.5   10.3   18.9

     The mix of sales of the Company's products changes as products are added. On a combined basis, products with sales greater than 10% of the Company's sales comprised approximately 64%, 66%, and 66% of total sales in 1999, 2000 and 2001, respectively.

     The Company's international sales represent less than 3% of sales for the periods presented.

     Segment Reporting. The Company operates in a single segment, the sale and marketing of prescription products.

     Inventories. Inventories consist of purchased pharmaceutical products and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method, and market is considered to be net realizable value. Inventories consist of finished product and bulk product awaiting processing and packaging into finished product. Inventories at December 31, 2000 and 2001 consisted of (in thousands):

                                                              2000    2001
                                                              -----   -----
Bulk product................................................     --     581
Finished product............................................  2,648   3,782
                                                              -----   -----
                                                              2,648   4,363
                                                              =====   =====

     Samples. Samples primarily consist of product samples used in the sales and marketing efforts of the Company's products. Samples are expensed upon distribution. Sample inventories at December 31, 2000 and 2001 were $1.1 million and $827,000, respectively.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     Property and Equipment. Property and equipment are recorded at cost, less accumulated depreciation and amortization. Major improvements, which extend the lives of existing property and equipment, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized as other income (expense) in the statement of operations.

     Depreciation is provided for on the straight-line basis over the estimated useful lives of the assets as follows:

Office equipment............................................  five to ten years
Furniture and fixtures......................................  five to ten years
Computer hardware and software..............................  three to five years
Leasehold improvements......................................  based on term of lease

     The components of property and equipment at December 31, 2000 and 2001 are as follows (in thousands):

                                                               2000     2001
                                                              ------   ------
Office equipment............................................  $   87   $   93
Furniture and fixtures......................................     216      227
Computer hardware and software..............................     455      477
Leasehold improvements......................................     308      318
                                                              ------   ------
                                                               1,066    1,115
Less accumulated depreciation and amortization..............    (263)    (405)
                                                              ------   ------
  Property and equipment, net...............................  $  803   $  710
                                                              ======   ======

     Depreciation and amortization expense related to property and equipment for the years ended December 31, 1999, 2000 and 2001 was $69,000, $141,000 and
$284,000, respectively.

     In the event that facts and circumstances indicate that the carrying amounts of property and equipment may be impaired, an evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required, pursuant to the provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and its related interpretations.

     Intangible Assets. Intangible assets, which include license rights, tradenames, managed care contracts and distribution, manufacturing and supply agreements, are stated at cost, net of accumulated amortization. These costs are capitalized and amortized on a straight-line basis over the estimated periods benefited by the asset (1 to 20 years). Amortization of such assets, excluding distribution, manufacturing and supply agreements, is included in depreciation and amortization expense in the accompanying statements of operations. Amortization expense for the years ended December 31, 1999, 2000 and 2001 totaled $355,000, $950,000 and $2.6 million, respectively. Included in the $2.6 million of amortization expense in 2001 is $118,000 of amortization of the upfront fees paid to secure distribution, manufacturing and supply agreements in connection with two product acquisitions in 2001. This amortization expense of $118,000 is included in cost of revenues. These distribution, manufacturing and supply agreements are discussed in more detail in Notes 8 and 9.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     In accordance with SFAS No. 121, the Company continually reevaluates the propriety of the carrying amount of intangibles as well as the related amortization period to determine whether current events and circumstances warrant adjustments to the carrying values and/or estimates of useful lives. This evaluation is performed using the estimated projected future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required. To the extent such projections indicate that the undiscounted cash flows are not expected to be adequate to recover the carrying amounts, the assets are written down to fair value as determined by discounting future cash flows.

     Shipping and Handling. Costs incurred related to freight-in are included in cost of revenues and costs related to freight-out are included in selling, general and administrative expense.

     Income Taxes. The Company provides for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities using currently enacted tax rates.

     Advertising Costs. The Company charges the costs of advertising to expense as incurred. Advertising expenses were $179,000, $1.2 million and $2.9 million for the years ending December 31, 1999, 2000 and 2001, respectively.

     Financial Instruments. The Company's carrying value of financial instruments approximates fair value due to the short maturity of those instruments.

     Foreign Currency Exposure. Certain of the Company's product purchases and sales are denominated in foreign currencies. Gains or losses on foreign currency transactions are included in income as incurred. The Company enters into short term forward foreign exchange contracts in relation to certain purchases of one of its products. These forward contracts are not designated as hedging instruments and as such any change in fair value while open is recognized currently in earnings. This gain or loss offsets the transaction gain or loss on the underlying foreign denominated payables. Foreign denominated payables, receivables and open exchange contracts as of December 31, 2001 are insignificant.

     Common Stock Split. On August 24, 2001 the Company's Board of Directors authorized a three-for-two stock split effected in the form of a stock dividend distributed on September 24, 2001 to stockholders of record as of September 10, 2001. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from paid-in capital. All references to the number of shares (other than common stock issued and outstanding on the 2000 Consolidated Balance Sheet and transactions prior to September 10, 2001 on the Consolidated Statements of Stockholders' Equity), per share amounts and any other reference to shares in the Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements have been adjusted to reflect the split on a retroactive basis.

     Earnings Per Share. As required by SFAS No. 128, "Earnings Per Share," the Company has presented basic and diluted earnings per common share amounts in the accompanying financial statements. Basic earnings per common share are calculated based on the weighted average common shares outstanding during the year. Diluted earnings per common share are calculated similar to basic earnings per common share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     Below is the calculation of basic and diluted net income per common share (in thousands, except per share data):

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999      2000      2001
                                                              -------   -------   -------
Net income..................................................  $   770   $ 2,507   $10,723
                                                              =======   =======   =======
Weighted average common shares outstanding -- basic.........   12,043    16,612    24,474
Dilutive effect of stock options............................    1,420     2,494     1,371
                                                              -------   -------   -------
Weighted average common shares outstanding -- diluted.......   13,463    19,106    25,845
                                                              =======   =======   =======
Basic net income per share..................................  $  0.06   $  0.15   $  0.44
                                                              =======   =======   =======
Diluted net income per share................................  $  0.06   $  0.13   $  0.41
                                                              =======   =======   =======

     The number of outstanding options which are excluded from the above calculation as their impact would be anti-dilutive are 0, 122,850 and 692,650 for the years ended December 31, 1999, 2000 and 2001, respectively.

     Reclassifications. Certain prior year amounts have been reclassified to conform with the current year financial statement presentation.

     Supplemental Cash Flow Disclosures. Supplemental cash flow information at December 31, 1999, 2000 and 2001 is as follows (in thousands):

                                                              1999   2000    2001
                                                              ----   ----   ------
Cash paid for taxes.........................................  $778   $940   $2,163
Cash paid for interest......................................  $236   $385   $    7

  New Accounting Pronouncements

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 eliminates the pooling-of-interest method of accounting for business combinations. SFAS No. 141 is effective for any business combination completed after June 30, 2001. The Company does not expect the application of the provisions of SFAS No. 141 will have a material impact on its financial position or results of operations.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also establishes a new method of testing goodwill and other unamortized intangible assets for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of that goodwill or other intangible asset below its carrying value. The amortization provisions of SFAS No. 142 apply to goodwill and other intangible assets acquired after June 30, 2001. The Company does not expect the application of the provisions of SFAS No. 142 will have a material impact on its financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for financial periods after January 1, 2002. The Company does not expect the application of the provisions of SFAS No. 144 will have a material impact on its financial condition or results of operations.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

2.  REVOLVING LOAN AGREEMENT


     In May 1998, the Company entered into a revolving loan agreement with a bank under which the Company could borrow up to $1.0 million, subject to borrowing base limitations based on eligible accounts receivable and inventory balances, as defined in the agreement. Borrowings under the revolving loan agreement bore an interest rate of the bank's prime rate and were secured by the Company's assets. The revolving loan agreement was amended and restated on December 22, 1998 to provide for partial financing of a product acquisition through a term loan. Under the amended agreement, terms of the revolving loan facility provided for up to $2.5 million, subject to borrowing base limitations based on eligible accounts receivable and inventory, as defined in the agreement. In January 2000, the loan agreement was amended and restated to provide for borrowings up to $3.5 million through June 30, 2000, reverting back to $2.5 million from June 30, 2000 to January 31, 2001. In April 2000, the Company further amended its credit facility to include up to $13.0 million of bridge financing to finance acquisitions, and to extend the term of the revolving loan facility to May 2, 2001. On April 14, 2000, the Company borrowed $9.5 million under the bridge loan for the acquisition of Ponstel. Borrowings under the bridge loan bore an interest rate of the Company's choice of the bank's prime rate or LIBOR plus 1.5%. The bridge loan matured, and was repaid, upon the completion of the Company's initial public offering on May 31, 2000. The weighted average outstanding balance under the revolving loan agreement for the year ended December 31, 2000 was $1.9 million. As of December 31, 2000 and 2001 there were no borrowings against the revolving loan. The interest rate at December 31, 2000 and 2001 was 9.0% and 4.8%, respectively, and the Company had availability under the terms of the agreement of $2.5 million, and was subject to a 0.25% fee on the unused portion. In May 2001, the term of the revolving loan facility was extended to May 31, 2002. The revolving loan agreement contains certain restrictive covenants including, among other things, minimum EBITDA levels and a debt to equity ratio. The revolving loan agreement is to be terminated as a condition of and in connection with the credit facility expected to be entered into in 2002 with a syndicate arranged by Deutsche Banc Alex. Brown, Inc. This facility is discussed in more detail in Note 14.


3.  LONG-TERM DEBT

     Long-term debt as of December 31, 2000 consisted of a note payable to the seller in a product acquisition of $221,000, which was repaid during 2001.

4.  ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):

                                                                 2000     2001
                                                                ------   -------
  Employee compensation and benefits..........................  $1,549   $ 3,325
  Product returns.............................................     825     3,374
  Sales deductions............................................   1,814     5,637
  Accrued royalties...........................................     580     1,042
  Assumed liabilities -- product acquisitions.................   2,027     5,593
  Income taxes payable........................................     736        --
  Other.......................................................   1,456     3,131
                                                                ------   -------
                                                                $8,987   $22,102
                                                                ======   =======

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

5.  STOCKHOLDERS' EQUITY

     In December 1999, the Company issued 837,593 shares of common stock to the Company's majority stockholder upon the conversion of $1.6 million of convertible debt incurred in January 1999 for the purchase of a product license and accrued interest of $145,000 thereon to common stock. The shares were converted at a rate of $2.083 as stipulated in the applicable agreement. The original debt agreement stipulated an interest rate of prime plus 2.0% (10.25% at the conversion date).

     In May 2000, the Company completed its initial public offering and issued 5,700,000 shares of common stock at a price of $5.33 per share. In June 2000, the Company's underwriters exercised their over-allotment option and an additional 855,000 shares of common stock were issued at a price of $5.33 per share. These offerings generated proceeds, net of offering expenses, of $31.1 million, which the Company used to repay debt, finance product acquisitions, and for general corporate purposes.

     During 2000, the Company issued 12,441 shares of common stock under its employee stock purchase plan.

     In December 2000, the Company entered into a separation agreement with a retiring executive, whereby the executive will receive severance and other benefits. In addition, the vesting portion of his stock options was accelerated, generating compensation expense of $361,000.

     In May 2001, the Company completed a follow-on offering of 6,900,000 shares of common stock at a price of $12.87 per share. The Company received net proceeds of $83.6 million from the offering after deducting offering expenses. The proceeds will be used to finance product acquisitions and for general corporate purposes.

     During 2001, the Company issued 12,742 shares of common stock under its employee stock purchase plan.

     Under the Company's Restated Certificate of Incorporation the Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company, which could have a depressive effect on the market price of our common stock. The Company has no present plan to issue any shares of preferred stock. As of December 31, 2000 and December 31, 2001 there were no shares of preferred stock outstanding.

6.  STOCK OPTIONS

     Pursuant to the Company's 1997 Non-Qualified Stock Option Plan (the "1997 Plan"), the Board of Directors approved the issuance of options to purchase shares of common stock of the Company to various employees. Under the plan, 6,000,000 shares of common stock were reserved for issuance. Vesting periods range from immediate to four years, and options granted generally expire seven years from the date of grant. All options also include accelerated vesting

                    FIRST HORIZON PHARMACEUTICAL CORPORATION provisions in the event of a change in control, as defined in the plan. In 2000, the Company terminated the 1997 Plan and no additional grants of stock options will be made under the 1997 Plan. At December 31, 2001, 1,228,280 options remained issued and outstanding under the 1997 Plan.

     On February 14, 2000, the Board of Directors and stockholders approved the 2000 Stock Plan (the "2000 Plan"). This plan provides for the granting of incentive stock options, nonqualified stock options, stock awards or stock bonuses, and sales of stock. The 2000 Plan provides for the grants of these options and other awards to officers, directors, full- and part-time employees, advisors and consultants. Only full-time employees may receive incentive stock options. The Company has reserved 3,000,000 shares of common stock for issuance under the 2000 Plan. The Company's compensation committee administers the 2000 Plan and has the sole authority to determine the meaning and application of the terms of the plan and all grant agreements, the persons to whom option or stock grants are made, the nature and amount of option or stock grants, the price to be paid upon exercise of each option, the period within which options may be exercised, the restrictions on stock awards, and the other terms and conditions of awards. All options granted under the 2000 Plan include accelerated vesting provisions in the event of a change in control, as defined in the plan. The 2000 Plan will terminate in February 2010. At December 31, 2001, 1,755,796 options were issued and outstanding and 1,188,320 options were available for issue under the 2000 Plan.

     The Company has granted stock options to officers, directors, and employees as follows:

                                                                NUMBER     WEIGHTED
                                                              OF SHARES    AVERAGE
                                                              SUBJECT TO   EXERCISE
                                                                OPTION      PRICE
                                                              ----------   --------
Outstanding at December 31, 1998............................   1,458,000    $ 0.48
  Granted...................................................   1,178,250      1.66
  Canceled..................................................      (7,500)     1.50
                                                              ----------
Outstanding at December 31, 1999............................   2,628,750      1.00
                                                              ==========
  Granted...................................................     579,600      7.26
  Canceled..................................................     (78,900)     4.98
  Exercised.................................................     (82,444)     0.96
                                                              ----------
Outstanding at December 31, 2000............................   3,047,006      2.09
                                                              ==========
  Granted...................................................   1,505,674     19.36
  Canceled..................................................    (314,694)     7.53
  Exercised.................................................  (1,253,910)     0.79
                                                              ----------
Outstanding at December 31, 2001............................   2,984,076    $10.78
                                                              ==========

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     The following table sets forth the range of exercise prices, number of shares, weighted average exercise price, and remaining contractual lives by similar price and grant date at December 31, 2001.

                                                                OUTSTANDING                 EXERCISABLE
                                                        ---------------------------   -----------------------
                                         OUTSTANDING        WEIGHTED                  EXERCISABLE
                                              AT            AVERAGE        WEIGHTED        AT        WEIGHTED
                                           DECEMBER        REMAINING       AVERAGE      DECEMBER     AVERAGE
                                             31,          CONTRACTUAL      EXERCISE       31,        EXERCISE
  RANGE OF EXERCISE PRICE                    2001             LIFE          PRICE         2001        PRICE
  -----------------------                ------------   ----------------   --------   ------------   --------
  $ 0.33 -- $ 1.77.....................   1,189,750        4.33 years       $ 1.45      705,250       $ 1.31
    5.33 --   7.13.....................     304,955        5.22 years         5.79       41,954         5.65
   12.00 --  14.96.....................     591,821        6.04 years        14.48       22,814        12.73
   15.17 --  20.00.....................     211,950        6.24 years        17.27          186        17.15
   20.28 --  29.22.....................     685,600        6.81 years        24.00           --          N/A
                                          ---------                                     -------
          Total........................   2,984,076                                     770,204
                                          =========                                     =======

     Upon the exercise of options, the Company became entitled to a tax effected benefit of $415,000 and $8.9 million in 2000 and 2001, respectively, which is equal to the number of options multiplied by the difference between the market price of the options as of the date of exercise and the exercise price for the options, adjusted for the impact of tax rates. The impact of the benefit has been credited to additional paid-in capital.

     The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock options issued to employees. Accordingly, the Company records compensation expense for any stock option grants with exercise prices lower than fair value, recognized ratably over the vesting period. The Company has recognized compensation expense related to stock option grants of $144,000, $769,000 and $373,000 in 1999, 2000 and 2001,
respectively. The 2000 compensation expense includes $361,000 related to accelerated vesting granted to a retiring executive.

     All option grants during 1999 were granted with exercise prices below the fair market value at the date of grant. These options had a grant date weighted average fair value of $2.75. All options granted in 2000 and 2001 have been granted at exercise prices equal to fair market value at the date of grant.

     Had compensation costs for the Company's options been determined using option-pricing models prescribed by SFAS No. 123, "Accounting for Stock Based Compensation," the Company's pro forma net income per common share would have been reported as follows (in thousands, except per share amounts):

                                                               1999     2000     2001
                                                               -----   ------   -------
 Net income:
   As reported...............................................  $ 770   $2,507   $10,723
   Pro forma.................................................    477    2,260     9,774
 Net income per common share -- basic:
   As reported...............................................   0.06     0.15      0.44
   Pro forma.................................................   0.04     0.14      0.40
 Net income per common share -- diluted:
   As reported...............................................   0.06     0.13      0.41
   Pro forma.................................................   0.04     0.12      0.38

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     The weighted average value of options granted during 1999, 2000 and 2001 is estimated at $2.01, $4.88 and $11.98 per share, respectively. The value of options is estimated on the date of the grant using the following weighted average assumptions:

                                                                1999      2000      2001
                                                               -------   -------   -------
 Risk-free interest rate.....................................     5.57%     6.45%     4.10%
 Expected dividend yield.....................................       --        --        --
 Expected lives..............................................  4 years   4 years   4 years
 Expected volatility.........................................       --%     42.0%     59.0%

     The Company adopted an employee stock purchase plan on February 14, 2000 that is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The Company has reserved 750,000 shares of common stock for the stock purchase plan. In order to participate in the stock purchase plan, employees must meet eligibility requirements, including length of employment. Participating employees will be able to direct the Company to make payroll deductions of up to 7.0% of their compensation during an offering period for the purchase of shares of the Company's common stock. Each offering period will be six months. The stock purchase plan will provide participating employees with the right, subject to specific limitations, to purchase the Company's common stock at a price equal to 85.0% of the lesser of the fair market value of the Company's common stock on the first or last day of the offering period. The Board of Directors has the authority to amend, suspend or discontinue the stock purchase plan as long as the change will not adversely affect participants without their consent and as long as the Company receives the stockholder approval required by law. The stock purchase plan will terminate on December 31, 2010.

7.  INCOME TAXES

     The income tax provision (benefit) for 1999, 2000 and 2001 consisted of the following (in thousands):

                                                               1999     2000      2001
                                                               -----   -------   -------
 Current.....................................................  $ 900   $ 2,021   $ 8,693
 Deferred....................................................   (352)     (361)   (1,838)
                                                               -----   -------   -------
                                                               $ 548   $ 1,660   $ 6,855
                                                               =====   =======   =======

     A reconciliation of the statutory rate to the effective rate as recognized in the statements of operations is as follows:

                                                               1999   2000   2001
                                                               ----   ----   ----
 Federal statutory rate......................................  34.0%  34.0%  34.0%
 State income tax, net of federal benefit....................  5.0    3.8     3.9
 Non-deductible expenses and other...........................  2.6    2.0     1.1
                                                               ----   ----   ----
                                                               41.6%  39.8%  39.0%
                                                               ====   ====   ====

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     Deferred tax assets and liabilities reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of the Company's net deferred tax assets as of December 31, 2000 and 2001 are as follows (in thousands):

                                                                2000     2001
                                                               ------   ------
 Deferred tax assets:
   Accrued returns...........................................  $1,027   $1,299
   Accrued liabilities and reserves..........................     110      675
   Deferred compensation.....................................     411      542
   Accrued commission........................................      71      377
   Other assets..............................................      20       50
                                                               ------   ------
                                                               $1,639   $2,943
                                                               ======   ======
 Deferred tax liabilities:
   Intangibles...............................................  $  870   $  356
   Other liabilities.........................................      54       34
                                                               ------   ------
                                                                  924      390
                                                               ------   ------
          Net deferred tax assets............................  $  715   $2,553
                                                               ======   ======

8.  ACQUISITIONS/INTANGIBLE ASSETS

     On January 29, 1999, the Company acquired exclusive rights in the United States to Robinul and Robinul Forte tablets from American Home Products Corporation ("AHP") for $4.0 million in cash with an additional $1.8 million financed by the seller. Pursuant to the acquisition, the Company also assumed liabilities of $193,000 for returns of products shipped by the seller prior to the acquisition date. The Company has recorded the total purchase price for this acquisition including the liabilities assumed to the licensing rights within intangible assets in its financial statements. The licensing rights are being amortized over an estimated economic life of 20 years. The Company agreed to pay royalties on net sales as long as the Company sells the product.

     On April 14, 2000, the Company acquired exclusive rights from Warner-Lambert Company to distribute, market, and sell the drug Ponstel in the United States for $9.5 million in cash and a $3.5 million promissory note to the seller. The Company also assumed liabilities of $1.1 million for certain returns of products shipped by the seller prior to the acquisition date, and returned after October 20, 2000. The Company financed $9.5 million of the transaction under the bridge loan agreement described in Note 2. The acquisition agreement includes the purchase of the license rights and certain trademarks. The value allocated to tradename and license rights is being amortized over their estimated useful lives of 20 years. In addition, the Company agreed to purchase the entire outstanding inventory of Ponstel for approximately $100,000. The promissory note was paid in full upon the receipt of proceeds from the Company's initial public offering in June 2000.

     On June 22, 2000, the Company acquired exclusive rights from Warner-Lambert Company to market, distribute and sell the drug Cognex and a new unapproved version of Cognex called Cognex CR, in the U.S. and other countries for $3.5 million in cash. The Company must also pay up to $1.5 million in additional purchase price if the Company obtains FDA approval to market Cognex CR. The Company also assumed liabilities of $799,000 for returns of products shipped by Warner-Lambert prior to the acquisition date, and returned after June 22, 2001. The

                    FIRST HORIZON PHARMACEUTICAL CORPORATION purchase price was allocated among the fair values of intangible assets (primarily tradename and licensing rights) and liabilities assumed and is being amortized over 20 years.

     On August 20, 2001, the Company acquired from Sanofi-Synthelabo Inc. ("Sanofi") the Prenate line of prescription prenatal vitamins (the "Prenate Acquisition"), which it believes will complement its obstetrical/gynecological line of products, including Ponstel. The purchase price was $51.9 million in cash and the assumption of liabilities of $0.9 million for returns of product shipped by Sanofi prior to the acquisition date, and returned after February 20, 2002 and for estimated contractual price reductions with wholesalers and insurance providers. The agreement includes the purchase of the Prenate license rights, certain tradenames and managed care contracts and a supply agreement. The purchase price was allocated among the fair values of the intangible assets acquired and the liabilities assumed and is being amortized over a period of three to twenty years. The managed care contracts are being amortized over a period of five years and the supply agreement is being amortized over a period of three years. All other intangibles are being amortized over twenty years. The weighted average amortization period is seventeen years. In addition, the Company purchased the outstanding inventory of Prenate for approximately $50,000. The results of the Prenate line are included in the consolidated statements of operations from August 20, 2001 to December 31, 2001. The preliminary purchase price allocation as of December 31, 2001 is as follows (in thousands):

License rights..............................................  $44,926
Tradenames..................................................    5,500
Managed care contracts......................................    1,430
Supply agreement............................................      940
                                                              -------
Total.......................................................   52,796
Accumulated amortization....................................   (1,151)
                                                              -------
Intangibles, net............................................  $51,645
                                                              =======

     For the year ended December 31, 2001, aggregate amortization expense related to the Prenate Acquisition was $1.2 million related to the period from the purchase date to year-end.

     On December 21, 2001, the Company acquired from Dura Pharmaceuticals Inc., an affiliate of Elan Pharmaceuticals PLC ("Elan"), the U.S. rights to Furadantin, a prescription drug used for the treatment of urinary tract infections in children, which the Company believes will complement its pediatric line of products, which includes Tanafed and Tanafed DM, for approximately $16 million in cash plus the assumption of liabilities of $324,000 for the return of product shipped by Elan prior to the acquisition date returned after December 31, 2002. The purchase price was allocated among the fair value of the intangible assets acquired and liabilities assumed and is being amortized over a weighted average amortization period of seventeen years. The purchase agreement includes all assets related to Furadantin, including the NDA and the trademark. The license rights and tradename are being amortized over 20 years. Additionally, the Company purchased the outstanding inventory of Furadantin for $252,000. The Company has also entered into a transitional supply agreement with Elan Pharmaceuticals whereby they will supply the Company with Furadantin until May 2003. The supply agreement

                    FIRST HORIZON PHARMACEUTICAL CORPORATION is being amortized over its useful life of 17 months. The preliminary purchase price allocation is as follows (in thousands):

License rights..............................................  $15,804
Tradename...................................................      320
Supply agreement............................................      200
                                                              -------
Total.......................................................   16,324
Accumulated amortization....................................      (29)
                                                              -------
Intangibles, net............................................  $16,295
                                                              =======

     For the year ended December 31, 2001, aggregate amortization expense related to the Furadantin acquisition was $29,000 related to the 11 days from the purchase date to year-end.

     The unaudited pro forma summary below presents certain financial information as if the Prenate and Furadantin acquisitions had occurred as of January 1, 2000. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on the first day of the respective years of acquisition. Additionally, these pro forma results are not indicative of future results (in thousands, except per share data):

                                                                   FOR THE
                                                                 YEAR ENDED
                                                            ---------------------
                                                              2000        2001
                                                            ---------   ---------
Net revenues..............................................  $  58,298   $  84,645
                                                            =========   =========
Net income................................................  $   4,007   $  11,743
                                                            =========   =========
Diluted net income per share..............................  $    0.21   $    0.45
                                                            =========   =========

     The purchase price allocations of Prenate and Furadantin are preliminary and subject to revision, with any such revision to be finalized upon the ultimate resolution of the value of certain liabilities assumed, yet no later than the one year anniversary of the purchase date. The Company does not expect any such revisions will have a material impact on the Company's financial position or results of operations.

     The purchase prices paid for Prenate and Furadantin were determined based on numerous considerations including a return on investment analysis as well as the impact of competing buyers.

9.  LICENSE AGREEMENTS AND PRODUCT RIGHTS

     On January 1, 1996, the Company obtained exclusive distribution rights from Unisource, Inc. for Tanafed in North America through December 31, 2003 with an option for an additional seven years. The agreement requires the Company to purchase all of their requirements for Tanafed from Unisource, including at least certain minimum quantities of Tanafed in each year of the agreement. In December 1998, the Company obtained exclusive distribution and supply rights from Unisource, Inc. for Tanafed DM in North America through December 2005, subject to an automatic seven year renewal. The agreement requires the Company to purchase all of its requirements for Tanafed DM from Unisource, subject to certain minimum purchase requirements. The Company entered into a patent and license agreement with Jame Fine Chemicals, Inc., the raw materials supplier for Tanafed in January 2000. The agreement grants the Company a semi-exclusive license to use, sell and distribute finished products containing an active ingredient used in Tanafed. Pursuant to the agreement, the Company must pay a royalty

                    FIRST HORIZON PHARMACEUTICAL CORPORATION on sales of Tanafed. The license continues through the life of the licensed patent, which expires in 2014.

     On October 31, 1998, the Company entered into an agreement with Inpharmakon Corporation in which the Company acquired rights to the proprietary information for a migraine product for which the Company plans to conduct clinical studies and submit a new drug application. The agreement expires on October 31, 2008, but the Company may renew it indefinitely after expiration. If the Company does not obtain regulatory approval of the drug within a specified time after filing for such approval and thereafter commence and continue to aggressively market and sell the product, Inpharmakon may terminate the agreement. In the event that Inpharmakon terminates the agreement for failure to achieve these milestones, Inpharmakon may purchase rights to develop the drug. The Company must also pay up to an aggregate of $950,000 in non-refundable fees to Inpharmakon at various developmental milestones through and including regulatory approval of the product, and, in the event of commercial sales of the product, the Company must pay royalties at rates which management believes are within industry customary ranges. If the Company elects to sell the business opportunity to a third party, the Company must share the proceeds of the sale with Inpharmakon. On May 3, 2000, the Company amended the terms of the agreement with Inpharmakon. Under the amended terms, the Company paid Inpharmakon $200,000 on June 15, 2000. In addition, a $200,000 milestone payment was paid to Inpharmakon in December 2001.

     In January 1999, the Company acquired exclusive rights in the United States to Robinul and Robinul Forte tablets from American Home Products Corporation. The Company must pay royalties on net sales under its license agreement with American Home Products. The Company entered agreements with Mikart, dated April 23, 1999 and January 21, 2001, for Mikart to become qualified under applicable regulations to manufacture and supply the Company's requirements for Robinul. Mikart became qualified by the FDA to manufacture Robinul on December 3, 2001 and began supplying the Robinul products to the Company in December 2001. Under these agreements, Mikart will manufacture the products for five years from the time Mikart became a qualified manufacturer plus renewal terms of one year until either party elects not to renew. The agreement with Mikart requires that the Company purchase certain designated minimum quantities.

     In January 2002, the Company entered into a license agreement with Wyeth-Ayerst Canada Inc. and Whitehall-Robins Inc. under which the Company acquired rights to have the product manufactured, and to market and sell Robinul and Robinul Forte in Canada. The Company will pay Wyeth-Ayerst Canada a royalty on net sales of Robinul in Canada.

     On March 25, 1999, the Company acquired the rights from Penwest Pharmaceuticals Co. to the application of Penwest's controlled release TIMERx technology to the active ingredient in the migraine product. Under the Penwest agreement, the Company has the right to manufacture, use and sell the developed product in North America and Mexico for a period extending fifteen years from the date a new drug application is issued for the product, as well as a license to the TIMERx(R) patents for such purpose. The Company must pay Penwest an aggregate of up to approximately $2.6 million of non-refundable fees upon achieving specified development milestones through the first anniversary of the first commercial sale of the product following regulatory approval and royalties upon any sales of the migraine product. To date, the Company has paid Penwest $427,000, which is included in research and development expense in the accompanying statements of operations. Penwest may terminate the agreement in the event the

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

Company fails to timely achieve designated performance milestones within prescribed time periods.

     In July 1999, the Company entered into an agreement with Pohl-Boskamp for the exclusive rights to distribute, market and sell Nitrolingual Pumpspray beginning on February 1, 2000 in the United States for five years plus an additional five year renewal period subject to establishing mutually acceptable minimum purchase requirements. Under the agreement, Pohl-Boskamp supplies the Company with their requirements of product at prices that decrease as volume purchased in each year increases. The Company must purchase designated minimum quantities in each year of the agreement and pay a royalty on net sales of the product. Aventis had exclusive rights through January 2000 to a version of the product containing CFC named Nitrolingual spray. To promote earlier adoption of Nitrolingual Pumpspray, the Company obtained exclusive rights from Aventis to market this CFC product in the United States as of November 22, 1999.

     In April 2000, the Company acquired exclusive rights from Pfizer to market, distribute and sell Ponstel in the United States. The total purchase price was $13.0 million. In April 2000, the Company also entered into a supply agreement with Pfizer under which Pfizer was to supply us with designated quantities of Ponstel through the expiration of the supply agreement, which occurred on March 31, 2001. Pfizer only delivered a portion of the quantity of Ponstel required by the supply agreement during its term. Pfizer has continued to supply Ponstel to us under the same terms. The Company pays Pfizer an agreed upon price for the supply of Ponstel.

     In December 2000, the Company signed an agreement with West-ward Pharmaceuticals to manufacture Ponstel after West-ward obtains FDA approval to manufacture the product. The Company anticipates that this will occur by the fourth quarter of 2002. This agreement expires in April 2005 subject to automatic annual renewals. The Company must purchase all of its requirements for Ponstel from West-ward and is subject to minimum purchase requirements. The Company must pay West-ward a price for Ponstel based on a multiple of West-ward's direct cost of goods sold in the manufacture and supply of the product. In addition, the Company must pay West-ward milestone payments, as long as no generics have been introduced, upon certain anniversary dates of FDA approval of the manufacture of Ponstel by West-ward. West-ward is currently in the process of manufacturing the required pilot batches in order to obtain such approval.

     For the Cognex product, the Company negotiated a supply agreement with a Warner-Lambert affiliate to continue to manufacture and supply Cognex and the active ingredient in Cognex for two years subject to a one-year renewal. The Company will pay Warner-Lambert's affiliate a production fee for its manufacture of Cognex and the active ingredient. The supply agreement contains designated quantities of Cognex and its active ingredient that Warner-Lambert's affiliate will supply and that the Company must purchase.

     In addition, the Company entered into a transition services agreement with Warner-Lambert under which Warner-Lambert provided transitional administrative services to the Company until December 31, 2000 in connection with the sale of Cognex in European countries.

     For the Prenate product line, under the terms of the asset purchase agreement, the Company was assigned a contract between Sanofi and Patheon Inc. to manufacture the product line. The term of the agreement is for five years from October 1, 1999 subject to automatic one-year renewals. The Company also assumed a supply and packaging agreement with Banner Pharmacaps Inc. ("Banner") and Sanofi for the supply and packaging of the products. The agreement with Banner is for a term of five years subject to two-year renewals. Under the

                    FIRST HORIZON PHARMACEUTICAL CORPORATION terms of the supply agreement with Banner, the Company will pay Banner a royalty on net sales above a certain amount of net sales. The Sanofi packaging agreement is for a term of three years subject to a three-year renewal.

     Each of the Company's third-party manufacturing agreements requires that the Company purchase all of their product requirements from the manufacturers that are a party to those agreements.

     The Company uses third-party manufacturers for the production of its products for development and commercial purposes. Given the general under-utilization of resources, the availability of excess capacity for manufacturing in the marketplace, and the lower cost of outsourcing, the Company intends to continue to outsource manufacturing for the near-term.

     The Company relies on third-party suppliers to produce its products. The supplier for one product and the suppliers for components of two other products hold patents relating to their respective products. Due to the patent restrictions, the supply of these three products, whose sales comprised 50.1% of the Company's sales in 2001 are exclusively available through these suppliers.

10.  RETIREMENT PLAN

     In 1996, the Company began a qualified defined contribution 401(k) plan, which provides benefits to substantially all employees. The annual contribution, if any, to the trust is at the discretion of the Board of Directors of the Company. Employer contributions to the plan for the years ended December 31, 1999, 2000 and 2001 were $36,000, $52,000 and $184,000, respectively.

11.  COMMITMENTS AND CONTINGENCIES

     The Company leases its current facility under a non-cancelable operating lease that expires in August 2003. The total rent expense was $212,000, $199,000 and $531,000 for the years ended December 31, 1999, 2000, and 2001, respectively. The rent expense for 2001 includes a charge of $304,000 for the remaining lease obligation under the Company's existing non-cancelable lease. In December 2001, the Company entered into a new lease agreement for a new facility. The move to the new facility is anticipated early in the second quarter. Additionally, in early 2002, the Company expects to incur approximately $280,000 in leasehold improvement costs related to the new facility.

     The Company leases vehicles for certain employees under non-cancelable lease agreements expiring in 2003. The total vehicle lease expense under the lease agreements for the years ended December 31, 1999, 2000 and 2001 was $434,000, $1.3 million and $1.9 million, respectively.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

     The total minimum future commitments under leases for years succeeding December 31, 2001 is as follows (in thousands):

Period ending December 31,
     2002...................................................  $2,022
     2003...................................................   1,294
     2004...................................................     626
     2005...................................................     626
     2006...................................................     646
     Thereafter.............................................   1,580
                                                              ------
          Total.............................................  $6,794
                                                              ======

     The Company has employment contracts with certain executives, which provide for certain levels of severance in the event of termination without cause or for certain change of control events, as defined.

     The Company is involved with various routine legal proceedings incident to the ordinary course of business. None of these proceedings are expected to have a material adverse effect on the consolidated financial statements.

12.  RELATED-PARTY TRANSACTIONS

     The Company purchases repackaging services from Diversified Healthcare Services, a related party. For the years ended December 31, 1999, 2000 and 2001, the amounts paid for repackaging were approximately $282,000, $136,000 and $5,000, respectively.

     The Company pays royalties to a related party for particular products sold. For the years ended December 31, 1999, 2000, and 2001, the amounts paid for royalties were approximately $163,000, $213,000 and $140,000, respectively.

     The Chairman and Chief Executive Officer of the Company did not receive a salary for the year ended December 31, 1999.

     During 1998, the Company entered into a collaboration agreement with Inpharmakon Corporation, an affiliate of an officer of the Company, under which Inpharmakon will assist the Company in developing their FHPC 01 product. This agreement was amended in May 2000 as discussed in Note 9. The Company paid $1,000, $201,000 and $200,000 to Inpharmakon in 1999, 2000 and 2001,
respectively.

     On January 11, 1999, Kapoor-Pharma Investments, L.P.,an affiliate of one of the directors of the Company, loaned the Company $1.6 million at an interest rate of 2.0% over the prime rate of interest. In November 1999, the Company converted principal and $145,000 of accrued interest totaling $1.7 million into 837,593 shares of common stock at $2.083 per share, pursuant to the terms of the loan agreement.

     In connection with the bridge loan agreement discussed in Note 2, the Company paid a fee of $17,000 to a trust affiliated with John N. Kapoor Ph.D., a director of the Company, in return for the pledge of certain Trust assets as collateral for the loan.

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

13.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table sets forth summary quarterly financial information for the years ended December 31, 2000 and 2001 (in thousands):

2000 BY QUARTER                      FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
---------------                      -------------   --------------   -------------   --------------
Net revenues.......................     $7,120           $7,844          $9,633          $12,054
Gross profit.......................      6,058            6,684           8,231           10,241
Operating income...................          8              454           1,479            2,180
Net (loss) income..................        (39)             177             955            1,414
Earnings per share:
  Basic............................     $   --           $ 0.01          $ 0.05          $  0.07
  Diluted..........................     $   --           $ 0.01          $ 0.04          $  0.06

2001 BY QUARTER                      FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
---------------                      -------------   --------------   -------------   --------------
Net revenues.......................     $12,453         $12,979          $18,510         $25,348
Gross profit.......................      10,682          11,272           15,681          21,301
Operating income...................       1,767           3,060            4,479           6,398
Net income.........................       1,227           2,268            3,159           4,069
Earnings per share:
  Basic............................     $  0.06         $  0.09          $  0.12         $  0.15
  Diluted..........................     $  0.06         $  0.09          $  0.11         $  0.14

     Quarterly amounts do not add to annual amounts due to the effect of rounding on a quarterly basis.

14.  SUBSEQUENT EVENTS

     On February 12, 2002, the Company entered into a definitive agreement to acquire certain U.S. rights relating to the product, Sular, from AstraZeneca UK Limited. The Company also entered into a long term manufacturing, supply and distribution agreement with Sular's current manufacturer, Bayer AG. The purchase price for the transaction is $185.0 million, plus the assumption of certain liabilities. In addition, the Company will pay up to $30.0 million in additional purchase price after closing, based on the achievement of certain performance milestones. The Company anticipates that it will complete the transaction in the first quarter of 2002, subject to the approval under the Hart-Scott-Rodino Antitrust Improvements Act and the satisfaction of certain other customary closing conditions.

     In order to finance the acquisition, the Company received a commitment on January 31, 2002 for a six-month $152.0 million senior secured credit facility arranged through Deutsche Banc Alex. Brown Inc. consisting of a $127.0 million term loan and a $25.0 million revolving loan. The Company expects to borrow $127.0 million under the term loan and $10.0 million under the revolving loan to partially fund the purchase of Sular. Borrowings under the term loan bear interest at the Company's option at the base rate in effect from time to time plus an applicable margin or the Eurodollar rate, plus an applicable margin, and mature six months from the closing date of the Sular transaction. Borrowings under the revolving loan bear interest at the Company's option at the base rate in effect from time to time plus an applicable margin or the Eurodollar rate, plus an applicable margin, and mature three years from the closing of the Sular transaction, provided that, in the event the term loan is not repaid in full from the proceeds of one or more stock offerings or other junior financing, on or prior to the term loan maturity date, then the revolving loan will mature on the same date as the term loan. In conjunction with this new facility, the Company's existing revolving loan facility discussed in Note 2 will be terminated.

                         REPORT OF INDEPENDENT AUDITORS

To the Partners of
AstraZeneca Pharmaceuticals LP

     We have audited the accompanying historical statements of net assets to be sold as of December 31, 2000 and 2001, and the related statements of revenues and direct expenses for each of the years in the three-year period ended December 31, 2001 of the Sular Product Line of AstraZeneca Pharmaceuticals LP (AZPLP), an indirect wholly-owned subsidiary of AstraZeneca plc (AstraZeneca). These financial statements are the responsibility of AZPLP's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements were prepared to present the historical net assets to be sold and the revenues and direct expenses of the Sular Product Line pursuant to the Asset Purchase Agreement, dated February 12, 2002, between First Horizon Pharmaceutical Corporation and AstraZeneca as described in note 1, and are not intended to be a complete presentation of the Sular Product Line's financial position, results of operations, or cash flows.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets to be sold of the Sular Product Line as of December 31, 2001 and 2000 and the Sular Product Line's revenues and direct expenses for the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Philadelphia, Pennsylvania
February 12, 2002

                             THE SULAR PRODUCT LINE
               (A PRODUCT LINE OF ASTRAZENECA PHARMACEUTICALS LP)

                      STATEMENTS OF NET ASSETS TO BE SOLD
                                 (IN THOUSANDS)

                                                                DECEMBER 31
                                                              ---------------
                                                               2000     2001
                                                              ------   ------
Assets:
  Inventories...............................................  $5,613   $4,760
  Intangible, net of accumulated amortization of $2,786 and
    $3,343 as of December 31, 2000 and 2001, respectively...   4,178    3,621
                                                              ------   ------
         Total assets.......................................   9,791    8,381
                                                              ------   ------
Liabilities:
  Product return accrual....................................   3,136    2,111
  Rebate accruals...........................................   1,953    2,718
                                                              ------   ------
         Total liabilities..................................   5,089    4,829
                                                              ------   ------
         Net assets to be sold..............................  $4,702   $3,552
                                                              ======   ======

                See accompanying notes to financial statements.

                             THE SULAR PRODUCT LINE
               (A PRODUCT LINE OF ASTRAZENECA PHARMACEUTICALS LP)

                   STATEMENTS OF REVENUES AND DIRECT EXPENSES
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999      2000      2001
                                                              -------   -------   -------
Net sales...................................................  $43,762   $44,613   $45,854
Cost of goods sold..........................................   16,298    16,418    16,742
                                                              -------   -------   -------
         Gross margin.......................................   27,464    28,195    29,112
Direct expenses:
  Selling and other expenses................................    4,264       374     1,475
  Drug development expenses.................................    1,121     1,048       213
  Amortization expense......................................      557       557       557
                                                              -------   -------   -------
         Excess of revenue over direct expenses.............  $21,522   $26,216   $26,867
                                                              =======   =======   =======

                See accompanying notes to financial statements.

                             THE SULAR PRODUCT LINE
               (A PRODUCT LINE OF ASTRAZENECA PHARMACEUTICALS LP)

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

     The Sular Product Line is defined as the rights to market and sell Sular in the United States. Sular(R) (nisoldipine), a sustained release calcium channel blocker, is indicated for the treatment of high blood pressure (hypertension). The Sular Product Line is sold in the United States primarily to wholesalers and retailers.

     The Sular Product Line is a component of the cardiovascular therapeutic area of AstraZeneca Pharmaceuticals LP (AZPLP). Prior to January 1, 2000, the Sular Product Line was part of Zeneca, Inc. On January 1, 2000, Zeneca Inc. contributed its US pharmaceutical business including the Sular Product Line to AZPLP in return for a limited partnership interest as part of the US reorganization due to the business combination between Astra AB and Zeneca Group PLC that formed AstraZeneca PLC and its subsidiaries including AZPLP (collectively, AstraZeneca). The contributed net assets of Zeneca Inc. were recorded by AZPLP at predecessor basis.

     Bayer AG (Bayer) licensed the rights to market and sell the Sular Product Line to AstraZeneca on January 1, 1996 (the Bayer Agreement). AstraZeneca sublicensed certain rights to AZPLP, which packages, markets and sells the Sular Product Line in the U.S. Bayer manufactures and retains the patent rights to the Sular Product Line.

     In a Termination Agreement dated December 20, 2001, AstraZeneca and Bayer agreed to terminate the Bayer Agreement upon closing of the Asset Purchase Agreement described in the following sentence. Pursuant to an Asset Purchase Agreement dated February 12, 2002, AstraZeneca agreed to sell the Sular Product Line to First Horizon Pharmaceutical Corporation.

2.  BASIS OF PRESENTATION

     The accompanying historical financial statements present the net assets to be sold and related revenues and direct expenses of the Sular Product Line and do not purport to represent all the costs, expenses and resultant operating earnings and financial position associated with a stand-alone, separate company. AZPLP did not account for the Sular Product Line as a separate entity. Further, there was not a separate field sales force for the Sular Product Line. Accordingly, the information included in the accompanying historical financial statements has been obtained from AZPLP and AstraZeneca consolidated financial records, which in all material respects are in accordance with accounting principles generally accepted in the United States of America (US GAAP).

     For the three year period ended December 31, 2001, AstraZeneca performed certain functions for the Sular Product Line including, but not limited to, corporate management, field sales force, certain legal services, administration of insurance, treasury, information systems, finance department, corporate income tax administration, employee compensation and benefit management, facilities and other corporate expenses. The costs of these corporate AstraZeneca Services have not historically been allocated to its products, are not directly attributable or specifically identifiable to the Sular Product Line, and therefore are not included in the accompanying financial statements. Income tax and interest expenses have not been included in the accompanying statements of revenue and direct expenses, as these expenses are not specifically identifiable to the Sular Product Line.

     Transaction systems (e.g. payroll, employee benefits, accounts receivable, accounts payable) used to record and account for cash transactions were not designed to track asset and liability receipts and payments on a product specific basis. Given these constraints, and the

                             THE SULAR PRODUCT LINE
               (A PRODUCT LINE OF ASTRAZENECA PHARMACEUTICALS LP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

fact that only certain net assets of the Sular Product Line were sold, statements of financial position and cash flows have not been prepared.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue recognition. Sales are generally recognized when the product is received by the customer. Net sales include gross sales less estimated product specific sales returns, cash discounts, government rebates and certain other customer discounts.

     Rebate costs and accruals. Rebate costs, which are recorded as a reduction of sales, include estimated amounts for price rebate programs, chargebacks from wholesalers and certain other sales related deductions. These costs are based primarily on volume purchases, the attainment of market share levels, government mandates, and wholesaler credits. Provision for these estimated costs are recorded at the time of sale and are periodically adjusted to reflect actual experience.

     Product returns and accruals. AstraZeneca's customers can return product from three months prior to expiration until twelve months after expiration. In accordance with Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists, a provision for these estimated costs is recorded at the time of sale and is periodically adjusted to reflect actual experience. These costs are recorded as a reduction to sales.

     Selling and other expenses. Selling and other expenses include costs that can be directly attributable to the Sular Product Line. As discussed in Note 2, no allocations have been made for indirect administrative costs or sales force efforts of AstraZeneca.

     Drug development expenses. Drug development expenses, which primarily consist of Phase IV clinical trials, are expensed as incurred.

     Inventories. Inventories have been valued at the lower of cost or market on a first in, first out basis. All product is purchased from Bayer as bulk tablets at prices defined in the Bayer Agreement.

     Intangible asset and amortization. The intangible asset included on the Statements of Net Assets to be Sold represents the unamortized balance of the payment made to Bayer upon execution of the Bayer Agreement. This payment is being amortized over the patent life of the Sular Product Line (twelve and one half years) using the straight line method.

     Impairment. Long lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability as assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the intangible asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

     Use of estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Some of the more significant estimates include product return and rebate accruals. Actual results could differ from these estimates. Also as discussed in
Note 2, these financial statements are not necessarily indicative of the

                             THE SULAR PRODUCT LINE
               (A PRODUCT LINE OF ASTRAZENECA PHARMACEUTICALS LP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

costs and expenses that would have resulted if the Sular Product Line had been operated as a separate entity.

4.  INVENTORIES/COST OF GOODS SOLD

     Inventories as of December 31, 2000 and 2001 consist of the following (In thousands):

                                                               2000     2001
                                                              ------   ------
Packaging materials.........................................  $   55   $   84
Work in process.............................................   2,479    2,517
Finished goods..............................................   3,079    2,159
                                                              ------   ------
                                                              $5,613   $4,760
                                                              ======   ======

     As described in Note 1, the Sular Product Line is manufactured and supplied by Bayer under the Bayer Agreement dated January 1, 1996. Per this agreement, Bayer appointed AstraZeneca as the exclusive packager and distributor of the Sular Product Line in the United States. Bayer supplies Sular to AstraZeneca from its manufacturing site in Germany in accordance with AstraZeneca's manufacturing orders. The supply price AstraZeneca pays to Bayer is 36% of net sales less certain contractual allowances as stipulated in the Bayer Agreement. Cost of goods sold includes costs from Bayer of $15.4 million, $15.7 million and
16.1 million for the years ended December 31, 1999, 2000 and 2001, respectively.

5.  CONCENTRATION OF CREDIT RISK

     Sales of Sular are primarily attributable to four U.S. pharmaceutical wholesalers. Sales to these four customers accounted for approximately 77%, 69% and 78% of net sales for the years ended December 31, 1999, 2000 and 2001, respectively.

6.  CONTINGENCIES

     In the normal course of business, AstraZeneca is involved in various legal proceedings including product liability and regulatory investigations. AstraZeneca does not expect that contingencies, if any, relating to the Sular Product Line would have a material adverse impact on the Sular Product Line's direct profit.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Elan Pharmaceuticals Inc.

     We have audited the accompanying historical statements of net sales and product contribution of the Furadantin product (the Product) of Dura Pharmaceuticals, Inc. (a subsidiary of Elan Corporation, plc), for the period from January 1, 2001 through December 21, 2001 and the year ended December 31, 2000. These historical statements are the responsibility of Elan's management. Our responsibility is to express an opinion on the historical statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the historical statements. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying historical statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2. The presentation is not intended to be a complete presentation of the Products' revenues and expenses.

     In our opinion, the historical statements referred to above present fairly, in all material respects, the net sales and product contribution of the Product for the period from January 1, 2001 through December 21, 2001 and the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Diego, California
January 18, 2002

                FURADANTIN PRODUCT OF DURA PHARMACEUTICALS, INC.

                STATEMENTS OF NET SALES AND PRODUCT CONTRIBUTION

                                                                                     JANUARY 1,
                                                                 YEAR ENDED         2001 THROUGH
                                                              DECEMBER 31, 2000   DECEMBER 21, 2001
                                                              -----------------   -----------------
Net sales...................................................     $3,950,603          $4,398,003
Costs of goods sold.........................................        939,695           1,159,635
                                                                 ----------          ----------
Gross margin................................................     $3,010,908          $3,238,368
                                                                 ==========          ==========

                See accompanying notes to financial statements.

                FURADANTIN PRODUCT OF DURA PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

     Furadantin (nitrofurantoin) was marketed by Dura Pharmaceuticals, Inc. (a subsidiary of Elan Corporation, plc) (the Company). Furadantin (the Product) is an oral suspension drug used to treat urinary tract infections. This Product is sold primarily to drug wholesalers in the United States of America.

     Effective December 21, 2001, the Company sold the Furadantin product and related license to First Horizon Pharmaceutical Corporation for approximately $16.0 million.

2.  BASIS OF PRESENTATION

     The accompanying historical statements include all adjustments necessary for a fair presentation of the net sales and product contribution for the Product. These historical statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying historical statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-1 of First Horizon Pharmaceutical Corporation.

     The preparation of these historical financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions. Actual results could differ from these estimates.

     These historical statements set forth the net sales and costs of goods sold, including distribution related costs attributable to the Product and do not purport to represent all the costs, expenses and resultant operating earnings associated with a stand alone, separate company. Net sales include gross sales less product specific sales returns, cash discounts, government rebates, and customer chargebacks. Distribution costs, included in costs of goods sold, are allocated based upon revenues for all periods presented.

     Sales are recorded when the risks and rewards of ownership are transferred.

3.  NET SALES

                                                                              JANUARY 1,
                                                               YEAR ENDED    2001 THROUGH
                                                              DECEMBER 31,   DECEMBER 21,
                                                                  2000           2001
                                                              ------------   ------------
Furadantin, 60 ml:
  Gross sales...............................................   $  237,254     $  415,790
  Returns...................................................      (26,752)       (34,652)
  Customer chargebacks......................................       (2,896)        (4,070)
  Discounts and rebates.....................................      (34,132)       (56,061)
                                                               ----------     ----------
         Net sales..........................................   $  173,474     $  321,007
                                                               ----------     ----------
Furadantin, 470 ml:
  Gross sales...............................................    4,634,236      5,260,335
  Returns...................................................     (148,504)      (248,387)
  Customer chargebacks......................................     (113,350)      (139,460)
  Discounts and rebates.....................................     (595,253)      (795,492)
                                                               ----------     ----------
         Net sales..........................................   $3,777,129     $4,076,996
                                                               ----------     ----------
         Total net sales....................................   $3,950,603     $4,398,003
                                                               ==========     ==========

                FURADANTIN PRODUCT OF DURA PHARMACEUTICALS, INC.

4.  CORPORATE SERVICES

     The Company performs certain corporate functions for the Product including, but not limited to, corporate management, certain legal services, administration of insurance, treasury, payroll administration, corporate income tax administration, employee compensation and benefit management, and administration. The costs of these corporate services are not included in costs of goods sold as the Company does not allocate such costs to the product.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
SanofiYSynthelabo Inc.

     We have audited the accompanying financial statement of tangible net liabilities sold of the Prenate Product Line of SanofiYSynthelabo Inc. (the "Product") as of August 20, 2001, and the related financial statements of net sales and product contribution of the Product for the period January 1, 2001 through August 20, 2001 and the year ended December 31, 2000. These financial statements are the responsibility of SanofiYSynthelabo Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-1 of First Horizon Pharmaceutical Corporation, as described in Note 2. The presentation is not intended to be a complete presentation of the Product's financial position, results of operations or cash flows.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the tangible net liabilities sold of the Product as of August 20, 2001, and the net sales and product contribution of the Product for the period January 1, 2001 through August 20, 2001 and the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          ERNST & YOUNG LLP

New York, New York
March 1, 2002

                 PRENATE PRODUCT LINE OF SANOFIYSYNTHELABO INC.

                   STATEMENT OF TANGIBLE NET LIABILITIES SOLD


                                                              AUGUST 20TH
                                                                 2001
                                                              -----------
Assets:
  Inventory.................................................   $  47,390
                                                               ---------
          Total Assets......................................      47,390
Liabilities:
  Product Return Accrual....................................     200,000
                                                               ---------
          Total Liabilities.................................     200,000
                                                               ---------
Net Liabilities Sold........................................   $(152,610)
                                                               =========


                See accompanying notes to financial statements.

                PRENATE PRODUCT LINE OF SANOFI--SYNTHELABO INC.

                STATEMENTS OF NET SALES AND PRODUCT CONTRIBUTION


                                                                              JANUARY 1,
                                                               YEAR ENDED    2001 THROUGH
                                                              DECEMBER 31,    AUGUST 20,
                                                                  2000           2001
                                                              ------------   ------------
Net sales...................................................  $17,696,672    $10,957,101
Costs of goods sold.........................................    3,821,729      1,957,802
                                                              -----------    -----------
Gross margin................................................   13,874,943      8,999,299
Distribution................................................      200,516         84,865
Advertising & Promotion expenses............................    3,872,885      2,236,448
Sales Force expenses........................................    5,799,103      3,347,850
Research and Development expenses...........................      191,650        328,288
                                                              -----------    -----------
Production Contribution.....................................  $ 3,810,789    $ 3,001,848
                                                              ===========    ===========


                See accompanying notes to financial statements.

                 PRENATE PRODUCT LINE OF SANOFIYSYNTHELABO INC.

                         NOTES TO FINANCIAL STATEMENTS
                                AUGUST 20, 2001

(1) DESCRIPTION OF BUSINESS

     The Prenate Product Line consists of prescription prenatal vitamins typically used by women during pregnancy. Prior to August 20, 2001, Prenate Advance and Prenate Ultra were distributed and sold by SanofiYSynthelabo Inc. (the "Company"). The Prenate Product Line is sold primarily to drug wholesalers in the United States of America.

     Effective August 20, 2001, the Company sold the Prenate Product Line and related intellectual property, regulatory permits and licenses and contract rights to First Horizon Pharmaceutical Corporation ("First Horizon") for approximately $51.8 million in cash plus the assumption of liabilities for returns of product shipped by the Company prior to August 20, 2001 and returned after February 20, 2002. In addition, First Horizon purchased approximately $50,000 in Prenate inventory from the Company.

(2) BASIS OF PRESENTATION

     The accompanying financial statements present the tangible net liabilities sold and the related sales and direct and allocated expenses of the Prenate Product Line and do not purport to represent all the costs, expenses and resultant operating earnings and financial position associated with a stand-alone, separate company. SanofiYSynthelabo Inc. did not account for the Prenate Product Line as a separate entity. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     The Company's systems (e.g., payroll, accounts receivable, accounts payable) used to record and account for cash transactions were not designed to track asset and liability receipts and payments on a product specific basis. In addition, the Company did not allocate any intangible asset rights to the Prenate Product Line. Given these constraints, and the fact that only certain estimated net liabilities of the Prenate Product Line were sold, the accompanying statement of tangible net liabilities sold does not include the following:

     - Assets and liabilities of the Prenate Product Line not sold by the Company to First Horizon including, but not limited to, cash, accounts receivable and payable, fixed assets and certain liabilities.

     - Intangible assets of the Prenate Product Line sold by the Company to First Horizon, including, but not limited to, intellectual property, regulatory permits and licenses, contracts and goodwill.

     The financial statements of net sales and product contribution set forth the net sales and costs of sales, including sales force, advertising and promotion, research and development and distribution related costs attributable to the Prenate Product Line. Net sales include gross sales less product-specific sales returns, cash discounts, managed care and government rebates and customer chargebacks. Distribution costs and certain market research expenses included in Advertising and Promotion expenses are allocated by the Company to the Prenate Product Line based on sales. Sales force expenses are allocated by the Company based on the proportion of sales visits related to the Prenate Product Line to the total sales visits for all the Company's promoted products. Substantially all other expenses are charged directly to the Prenate Product Line. While the Company believes this allocation method to be reasonable, management cannot estimate what such costs would be if the Prenate Product Line had operated as an unaffiliated entity. Amortization of intangible assets is not included because the Company does not allocate intangible assets to the Prenate Product Line.

                 PRENATE PRODUCT LINE OF SANOFIYSYNTHELABO INC.

     In addition, the Company performs certain corporate functions for the Prenate Product Line including, but not limited to, corporate management, legal services, treasury services, payroll administration, corporate income tax administration, employee compensation and benefit management, and administration. The costs of these corporate SanofiYSynthelabo services have not historically been allocated to the Company's products, are not directly attributable or specifically identifiable to the Prenate Product Line, and therefore are not included in the accompanying financial statements. Income tax and interest expenses have not been included in the accompanying statements of net sales and product contribution, as these expenses are not specifically identifiable to the Prenate Product Line. Due to the aforementioned constraints, cash flow information has not been prepared.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition: -- Sales are recorded when risks and rewards of ownership are transferred. Net sales includes gross sales less estimated product specific sales returns, cash discounts, managed care and government rebates and certain other customer discounts.

     Inventory -- Inventory consists of finished product and product samples. Inventory is valued at the lower of cost or market on a first in, first out basis.

     Advertising -- Advertising costs are expensed as incurred.

     Shipping and handling -- Shipping expenses related to the receipt of inventory by the Company are classified in cost of sales. All other shipping expenses are classified as distribution expenses.

     Use of estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Actual results could differ from these estimates.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    6
Special Note Regarding Forward-
  Looking Statements..................   18
Use of Proceeds.......................   19
Price Range of Common Stock...........   20
Dividend Policy.......................   20
Capitalization........................   21
Selected Financial Data...............   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   32
Management............................   49
Principal Stockholders................   61
Certain Relationships and Related
  Transactions........................   62
Description of Capital Stock..........   64
Shares Eligible for Future Sale.......   67
Underwriting..........................   68
Legal Matters.........................   70
Experts...............................   70
Where You Can Find More Information...   71
Index to Financial Statements.........  F-1


----------------------------------------------------------

                          (FIRST HORIZON PHARM. LOGO)
6,500,000 SHARES

COMMON STOCK


DEUTSCHE BANK SECURITIES

BANC OF AMERICA SECURITIES LLC
JPMORGAN
THOMAS WEISEL PARTNERS LLC
LASALLE CAPITAL MARKETS
A Division of ABN AMRO Financial Services, Inc.

Prospectus

       , 2002

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts are estimates except for the registration fee.

ITEM
----
Registration Fee............................................  $   14,390
Nasdaq National Market Listing Fee..........................      17,500
NASD Filing Fee.............................................      16,200
Blue Sky Qualification Fees and Expenses....................       5,000
Printing and Engraving Expenses.............................     200,000
Legal Fees and Expenses.....................................     350,000
Accounting Fees and Expenses................................     370,000
Transfer Agent and Registrar Fees...........................       1,500
Miscellaneous...............................................      25,410
                                                              ----------
          Total.............................................  $1,000,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Delaware law, the Registrant's restated certificate of incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to the Registrant or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit. The Registrant's restated certificate of incorporation further provides that the registrant must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Registrant maintains a policy of directors and officers insurance that provides insurance against certain expenses and liabilities which may be incurred by directors and officers.

     The Underwriting Agreement (Exhibit 1) will provide for indemnification by the underwriters of the Registrant, its directors, its officers who sign the registration statement, and the Registrant's controlling persons for certain liabilities, including liabilities arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the last three years, the Registrant has sold or issued the following unregistered securities:

     - As of September 24, 2001, the Registrant completed a three-for-two stock split with respect to its issued and outstanding common stock and

     - As of December 8, 1999, the Registrant issued an aggregate of 837,593 shares of its common stock for an aggregate consideration of $1.7 million to an accredited investor pursuant to the conversion of a convertible promissory note issued to such accredited investor as of January 11, 1999.

     Exemption from the registration provisions of the Securities Act for the transaction described in paragraph 1 above was claimed on the basis that such transaction did not constitute an "offer," "offer to sell," "sale," or "offer to buy" under Section 5 of the Securities Act. Exemption from the registration provisions of the Securities Act for the transaction described in paragraph 2 described above was claimed under Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder on the basis that such transaction did not involve any public offering, the purchasers were sophisticated with access to the kind of information registration would provide and that such purchasers acquired such securities without a view towards distribution thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a list of exhibits filed as a part of this registration statement.


 EXHIBIT
  NUMBER                                  DESCRIPTION
 -------                                  -----------
   ***1      --   Form of Underwriting Agreement
     *3.1    --   Restated Certificate of Incorporation of the Registrant
     *3.2    --   Amended and Restated Bylaws of the Registrant
     *4.1    --   Form of Stock Certificate
 ++***4.2    --   Credit Agreement dated as of March 5, 2002 among the
                  Registrant, Various Lenders, Bank of America, N.A. as
                  Syndicate Agent, LaSalle Bank National Association as
                  Documentation Agent and Bankers Trust Company, as
                  Administrative Agent
     *4.6    --   Reimbursement Agreement dated April 14, 2000 between the
                  Registrant and Kapoor Children's 1992 Trust
   ***5      --   Opinion of Arnall Golden Gregory LLP
    *10.1    --   1997 Non-Qualified Stock Option Plan
    *10.2    --   2000 Stock Plan
    *10.3    --   Form of Nonqualified Stock Option Agreement
    *10.4    --   Form of Employment Agreement dated as of January 1, 2000
                  between the Registrant and Certain of its Executive Officers
  ***10.5    --   Form of Employment Agreement dated as of January 21, 2002
                  between the Registrant and its Executive Officers.
   **10.6    --   Amendment to Employment Agreement dated January 22, 2001
                  between the Registrant and its Executive Officers
    *10.7    --   Convertible Term Loan Note dated January 11, 1999 made by
                  the Registrant for the Benefit of Kapoor Pharma Investments,
                  L.P., as Amended by Amendment No. 1 to the Convertible Term
                  Note dated January 11, 1999 made by the Registrant for the
                  Benefit of Kapoor Pharma Investments, L.P.
    *10.8    --   Convertible Term Note Agreement dated January 11, 1999
                  between the Registrant and Kapoor Pharma Investments, L.P., as Amended by Amendment No. 1 to the Convertible Term Note
                  dated January 11, 1999 made by the Registrant for the
                  Benefit of Kapoor Pharma Investments, L.P.
    *10.9    --   Lease Agreement Dated June 28, 1998 between the Registrant and Asc North Fulton Associates Joint Venture
  ***10.10   --   Lease Agreement dated December 31, 2001 between the
                  Registrant and Castle Investment Company, Inc.
   *+10.11   --   Development and Supply Agreement dated March 25, 1999
                  between the Registrant and Penwest Pharmaceuticals Co.

 EXHIBIT
  NUMBER                                  DESCRIPTION
 -------                                  -----------
   *+10.12   --   Collaboration Agreement dated October 31, 1998 between the
                  Registrant and Inpharmakon Corporation
   *+10.13   --   Exclusive Patent License Agreement dated January 1, 2000
                  between the Registrant and Jame Fine Chemicals, Inc.
   *+10.14   --   Exclusive Distribution Agreement dated January 1, 1996
                  between the Registrant and Unisource, Inc.
   *+10.15   --   Manufacturing and Supply Agreement dated April 23, 1999
                  between the Registrant and Mikart, Inc.
   *+10.16   --   Product Supply Agreement dated January 29, 1999 between the
                  Registrant and American Home Products Corporation
   *+10.17   --   License Agreement dated January 29, 1999 between the
                  Registrant and American Home Products Corporation
   *+10.18   --   Distribution Agreement dated July 22, 1999 between the
                  Registrant and G. Pohl-Boskamp GmbH & Co.
    *10.19   --   Form of Indemnity Agreement between the Registrant and its
                  Directors and Executive Officers
   *+10.20   --   Asset Purchase Agreement dated April 10, 2000 between the
                  Registrant and Warner-Lambert Company
   *+10.21   --   Supply Agreement dated April 14, 2000 between the Registrant and Warner-Lambert Company
   *+10.22   --   Asset Purchase Agreement dated April 14, 2000 between the
                  Registrant and Warner-Lambert Company
    *10.23   --   Amendment No. 1 to the Product Development and Supply
                  Agreement, dated May 3, 2000 between the Registrant and
                  Penwest Pharmaceuticals Co.
    *10.24   --   Amendment to the Collaboration Agreement, dated May 3, 2000 between the Registrant and Inpharmakon Corporation
   ++10.25   --   Asset Purchase Agreement dated July 27, 2001 between the
                  Registrant and Sanofi-Synthelabo, Inc.
   ++10.26   --   Supply Agreement dated May 3, 2001 between
                  Sanofi-Synthelabo, Inc. and Banner Pharmacaps Inc.
   ++10.27   --   Manufacturing and Supply Agreement dated as of October 1,
                  1999 between Sanofi-Synthelabo, Inc. and Patheon, Inc.
  +++10.28   --   Manufacturing and Supply Agreement dated January 21, 2001
                  between the Registrant and Mikart, Inc.
  ***10.29   --   Mutual Release Agreement dated as of December 19, 2001
                  between the Registrant and R. Brent Dixon
  ***10.30   --   Letter of Separation of Employment dated December 18, 2001 between the Registrant and R. Brent Dixon
  +++10.31   --   Asset Purchase Agreement by and between the Registrant and
                  Dura Pharmaceuticals, Inc. dated as of December 21, 2001
 ++++10.32   --   Supply Agreement between the Registrant and Dura
                  Pharmaceuticals, Inc. dated December 21, 2001
+****10.33   --   Asset Purchase Agreement between the Registrant and
                  AstraZeneca UK Limited dated February 12, 2002

 EXHIBIT
  NUMBER                                  DESCRIPTION
 -------                                  -----------
+****10.34   --   Distributorship Agreement between the Registrant and Bayer
                  AG dated December 12, 2001
  ***10.35   --   Trademark Purchase and Assignment Agreement by and between the Registrant and Bayer Aktiengellschaft dated as of
                  December 13, 2001
  ***10.36   --   First Amendment to Asset Purchase Agreement dated January
                  17, 2002 between the Registrant and Sanofi-Synthelabo Inc.
+****10.37   --   Exclusive Distribution Agreement effective as of December
                  18, 1998 between the Registrant and Unisource, Inc.
  ***21      --   Subsidiary of the Registrant
     23.1    --   Consent of Arthur Andersen LLP
     23.2    --   Consent of Ernst & Young LLP
     23.3    --   Consent of KPMG LLP
     23.4    --   Consent of KPMG LLP
  ***23.5    --   Consent of Arnall Golden Gregory LLP (Included in Exhibit 5)
  ***24.1    --   Powers of Attorney


------------

    * Incorporated by reference from the Registrant's Form S-1 (Commission File No. 333-30764).
   ** Incorporated by reference from the Registrant's Form S-1 (Commission File
      No. 333-56954).
  *** Filed previously.

+**** Filed previously. Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

    + Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

   ++ Incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 2001 (Commission File No. 000-30123). Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.


  +++ Incorporated by reference from the Registrant's Current Report on Form 8-K filed on December 13, 2001 (Commission File No. 000-30123). Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.


 ++++ Incorporated by reference from the Registrant's Current Report on Form 8-K filed on January 7, 2001 (Commission File No. 000-30123). Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

++*** Incorporated by reference from the Registrant's Current Report on Form 8-K filed on March 20, 2002 (Commission File No. 000-30123). The Registrant has requested confidential treatment of portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

     (b) The following is the schedule filed as a part of the registration statement: Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in
Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining and liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, in the City of Alpharetta, State of Georgia on the 16th day of April, 2002.


                                          FIRST HORIZON PHARMACEUTICAL
                                          CORPORATION

                                          By: /s/ MAHENDRA G. SHAH, PH.D.
                                            ------------------------------------
                                                  Mahendra G. Shah, Ph.D.
                                                Chairman of the Board, Chief
                                              Executive Officer and President

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed below by the following persons in the capacities and on the dates indicated.


                    SIGNATURE                                      TITLE                      DATE
                    ---------                                      -----                      ----
           /s/ MAHENDRA G. SHAH, PH.D.                 Chairman of the Board, Chief      April 16, 2002
 ------------------------------------------------     Executive Officer and President
             Mahendra G. Shah, Ph.D.                   (principal executive officer)

            /s/ JOHN N. KAPOOR, PH.D.*                           Director                April 16, 2002
 ------------------------------------------------
              John N. Kapoor, Ph.D.

             /s/ BALAJI VENKATARAMAN*                 Executive Vice President, Chief    April 16, 2002
 ------------------------------------------------        Financial Officer, Chief
               Balaji Venkataraman                    Operating Officer and Secretary
                                                         (principal financial and
                                                            accounting officer)

                 /s/ JON S. SAXE*                                Director                April 16, 2002
 ------------------------------------------------
                   Jon S. Saxe

               /s/ PIERRE LAPALME*                               Director                April 16, 2002
 ------------------------------------------------
                  Pierre Lapalme

               /s/ JERRY N. ELLIS*                               Director                April 16, 2002
 ------------------------------------------------
                  Jerry N. Ellis

 By:           /s/ MAHENDRA G. SHAH, PH.D.
        -----------------------------------------
                 Mahendra G. Shah, Ph.D.
                     Attorney-in-Fact

                               POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS that Patrick J. Zenner constitutes and appoints Mahendra G. Shah, Ph.D. and Balaji Venkataraman, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any related registration statement filed pursuant to Rule 462 promulgated pursuant to the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed below by the following person in the capacity and on the date indicated.



                    SIGNATURE                                      TITLE                      DATE
                    ---------                                      -----                      ----
              /s/ PATRICK J. ZENNER                              Director                April 16, 2002
 ------------------------------------------------
                Patrick J. Zenner

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of First Horizon Pharmaceutical Corporation

     We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of First Horizon Pharmaceutical Corporation (a Delaware Corporation) and subsidiary included in this registration statement and have issued our report thereon dated February 12, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of Valuation and Qualifying Accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 12, 2002

                                                                     SCHEDULE II

                    FIRST HORIZON PHARMACEUTICAL CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                                 (IN THOUSANDS)

                                                 BALANCE OF     CHARGED TO                 BALANCE
                                                BEGINNING OF      COSTS                    END OF
       CLASSIFICATION                               YEAR       AND EXPENSES   DEDUCTIONS    YEAR
       --------------                           ------------   ------------   ----------   -------
1999   Allowance for doubtful accounts and
       discounts..............................     $   36        $    51       $   (31)    $   56
       Allowance for product returns..........        140            367          (235)       272
       Allowance for sales deductions.........         --          1,294          (443)       851
2000   Allowance for doubtful accounts and
       discounts..............................         56            375          (147)       284
       Allowance for product returns..........        272            737          (184)       825
       Allowance for sales deductions.........        851          4,015        (3,052)     1,814
2001   Allowance for doubtful accounts and
       discounts..............................        284          1,064          (261)     1,087
       Allowance for product returns..........        825          3,167          (618)     3,374
       Allowance for sales deductions.........      1,814         10,174        (6,351)     5,637

                                 EXHIBIT INDEX

     (a) The following is a list of exhibits filed as a part of this registration statement.


EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------
   ***1      --   Form of Underwriting Agreement
     *3.1    --   Restated Certificate of Incorporation of the Registrant
     *3.2    --   Amended and Restated Bylaws of the Registrant
     *4.1    --   Form of Stock Certificate
 ++***4.2    --   Credit Agreement dated as of March 5, 2002 among the
                  Registrant, Various Lenders, Bank of America, N.A. as
                  Syndicate Agent, LaSalle Bank National Association as
                  Documentation Agent and Bankers Trust Company, as
                  Administrative Agent
     *4.6    --   Reimbursement Agreement dated April 14, 2000 between the
                  Registrant and Kapoor Children's 1992 Trust
   ***5      --   Opinion of Arnall Golden Gregory LLP
    *10.1    --   1997 Non-Qualified Stock Option Plan
    *10.2    --   2000 Stock Plan
    *10.3    --   Form of Nonqualified Stock Option Agreement and Certain of
                  its Executive Officers
    *10.4    --   Form of Employment Agreement dated as of January 1, 2000
                  between the Registrant and Certain of its Executive Officers
  ***10.5    --   Form of Employment Agreement dated as of January 21, 2002
                  between the Registrant and its Executive Officers.
   **10.6    --   Amendment to Employment Agreement dated January 22, 2001
                  between the Registrant and its Executive Officers
    *10.7    --   Convertible Term Loan Note dated January 11, 1999 made by
                  the Registrant for the Benefit of Kapoor Pharma Investments,
                  L.P., as Amended by Amendment No. 1 to the Convertible Term
                  Note dated January 11, 1999 made by the Registrant for the
                  Benefit of Kapoor Pharma Investments, L.P.
    *10.8    --   Convertible Term Note Agreement dated January 11, 1999
                  between the Registrant and Kapoor Pharma Investments, L.P., as Amended by Amendment No. 1 to the Convertible Term Note
                  dated January 11, 1999 made by the Registrant for the
                  Benefit of Kapoor Pharma Investments, L.P.
    *10.9    --   Lease Agreement Dated June 28, 1998 between the Registrant and Asc North Fulton Associates Joint Venture
  ***10.10   --   Lease Agreement dated December 31, 2001 between the
                  Registrant and Castle Investment Company, Inc.
   *+10.11   --   Development and Supply Agreement dated March 25, 1999
                  between the Registrant and Penwest Pharmaceuticals Co.
   *+10.12   --   Collaboration Agreement dated October 31, 1998 between the
                  Registrant and Inpharmakon Corporation
   *+10.13   --   Exclusive Patent License Agreement dated January 1, 2000
                  between the Registrant and Jame Fine Chemicals, Inc.
   *+10.14   --   Exclusive Distribution Agreement dated January 1, 1996
                  between the Registrant and Unisource, Inc.

EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------
   *+10.15   --   Manufacturing and Supply Agreement dated April 23, 1999
                  between the Registrant and Mikart, Inc.
   *+10.16   --   Product Supply Agreement dated January 29, 1999 between the
                  Registrant and American Home Products Corporation
   *+10.17   --   License Agreement dated January 29, 1999 between the
                  Registrant and American Home Products Corporation
   *+10.18   --   Distribution Agreement dated July 22, 1999 between the
                  Registrant and G. Pohl-Boskamp GmbH & Co.
    *10.19   --   Form of Indemnity Agreement between the Registrant and its
                  Directors and Executive Officers
   *+10.20   --   Asset Purchase Agreement dated April 10, 2000 between the
                  Registrant and Warner-Lambert Company
   *+10.21   --   Supply Agreement dated April 14, 2000 between the Registrant and Warner-Lambert Company
   *+10.22   --   Asset Purchase Agreement dated April 14, 2000 between the
                  Registrant and Warner-Lambert Company
    *10.23   --   Amendment No. 1 to the Product Development and Supply
                  Agreement, dated May 3, 2000 between the Registrant and
                  Penwest Pharmaceuticals Co.
    *10.24   --   Amendment to the Collaboration Agreement, dated May 3, 2000 between the Registrant and Inpharmakon Corporation
   ++10.25   --   Asset Purchase Agreement dated July 27, 2001 between the
                  Registrant and Sanofi-Synthelabo, Inc.
   ++10.26   --   Supply Agreement dated May 3, 2001 between
                  Sanofi-Synthelabo, Inc. and Banner Pharmacaps Inc.
   ++10.27   --   Manufacturing and Supply Agreement dated as of October 1,
                  1999 between Sanofi-Synthelabo, Inc. and Patheon, Inc.
  +++10.28   --   Manufacturing and Supply Agreement dated January 21, 2001
                  between the Registrant and Mikart, Inc.
  ***10.29   --   Mutual Release Agreement dated as of December 19, 2001
                  between the Registrant and R. Brent Dixon
  ***10.30   --   Letter of Separation of Employment dated December 18, 2001 between the Registrant and R. Brent Dixon
  +++10.31   --   Asset Purchase Agreement by and between the Registrant and
                  Dura Pharmaceuticals, Inc. dated as of December 21, 2001
 ++++10.32   --   Supply Agreement between the Registrant and Dura
                  Pharmaceuticals, Inc. dated December 21, 2001
+****10.33   --   Asset Purchase Agreement between the Registrant and
                  AstraZeneca UK Limited dated February 12, 2002
+****10.34   --   Distributorship Agreement between the Registrant and Bayer
                  AG dated December 12, 2001
  ***10.35   --   Trademark Purchase and Assignment Agreement by and between the Registrant and Bayer Aktiengellschaft dated as of
                  December 13, 2001
  ***10.36   --   First Amendment to Asset Purchase Agreement dated January
                  17, 2002 between the Registrant and Sanofi-Synthelabo, Inc.

EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------
+****10.37   --   Exclusive Distribution Agreement effective as of December
                  18, 1998 between the Registrant and Unisource, Inc.
  ***21      --   Subsidiary of the Registrant
     23.1    --   Consent of Arthur Andersen LLP
     23.2    --   Consent of Ernst & Young LLP
     23.3    --   Consent of KPMG LLP
     23.4    --   Consent of KPMG LLP
  ***23.5    --   Consent of Arnall Golden Gregory LLP (Included in Exhibit 5)
  ***24.1    --   Powers of Attorney


---------------

    * Incorporated by reference from the Registrant's Form S-1 (Commission File No. 333-30764).
   ** Incorporated by reference from the Registrant's Form S-1 (Commission File
      No. 333-56954).
  *** Filed previously.

+**** Filed previously. Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

    + Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

   ++ Incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 2001 (Commission File No. 000-30123). Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.


  +++ Incorporated by reference from the Registrant's Current Report on Form 8-K filed on December 13, 2001 (Commission File No. 000-30123). Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.


 ++++ Incorporated by reference from the Registrant's Current Report on Form 8-K filed on January 7, 2001 (Commission File No. 000-30123). Confidential treatment was granted for certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

++*** Incorporated by reference from the Registrant's Current Report on Form 8-K filed on March 20, 2002 (Commission File No. 000-30123). The Registrant has requested confidential treatment of portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

     (b) The following is the schedule filed as a part of the registration statement: Schedule II -- Valuation and Qualifying Accounts.